FIRST MINING GOLD CORP.

- and -

TREASURY METALS INC.

SHARE PURCHASE AGREEMENT

DATED JUNE 3, 2020

TABLE OF CONTENTS

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement dated June 3, 2020 is made

AMONG

FIRST MINING GOLD CORP. (the "Vendor")

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TREASURY METALS INC. (the "Purchaser")

RECITALS

A. The Vendor, through its wholly owned subsidiaries Tamaka Gold Corporation and Goldlund Resources Inc., is the beneficial owner of all interest in and certain mineral claims to the Goldlund Property (as defined herein).

B. The Purchaser is the legal and beneficial owner of all interest in and certain mineral claims to the Goliath Property (as defined herein).

C. The Vendor is the registered and beneficial owner of the Shares (as defined herein).

D. The Vendor is willing to sell the Shares to the Purchaser, and the Purchaser is willing to purchase the Shares from the Vendor, on and subject to the terms and conditions contained in this Agreement (as defined herein).

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions. In this Agreement:

"**Aboriginal Claims**" means any and all claims (whether or not proven) by any person to or in respect of: (i) rights, title or interests of any Aboriginal Group by virtue of its status as an Aboriginal Group; (ii) treaty rights of an Aboriginal Group; (iii) Metis rights, title or interests; or specific or comprehensive claims by an Aboriginal Group being considered by the Government of Canada.

"**Aboriginal Group**" includes any Indian band, First Nations, Metis community or aboriginal group, tribal council, band council or other aboriginal organization, indigenous person or people, or any person or group asserting or otherwise claiming an aboriginal right (including aboriginal title) or any other aboriginal interest, and any Person or group representing, or purporting to represent, any of the foregoing.

"**Additional Common Shares**" has the meaning set out in Section 7.15.

"**Affiliate**" means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by or is under direct or indirect common control with such Person, and includes any

Person in like relation to an Affiliate. A Person shall be deemed to "**control**" another Person if such Person owns, directly or indirectly, more than 50% of the issued share capital or the voting rights attaching to the issued share capital of such other Person or possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term "**controlled**" shall have a similar meaning.

"**Agreement**" means this Share Purchase Agreement and all the Exhibits and the Schedules attached hereto.

"**Ancillary Agreements**" means the NSR Agreement, the Investor Rights Agreement and the Support Agreements.

"**Applicable Law**" means, with respect to any Person, property, transaction, event or other matter, (a) any applicable foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, municipal by-law, Order or other requirement having the force of law, (b) any policy, practice, protocol, standard or guideline of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law (collectively, in the foregoing clauses (a) and (b), "**Law**"), in each case relating or applicable to such Person, property, transaction, event or other matter, and also includes, where appropriate, any interpretation of Law (or any part thereof) by any Person having jurisdiction over it, or charged with its administration or interpretation.

"**Books and Records**" means the Financial Records and all other books, records, files and papers of a Person, including drawings, engineering information, manuals and data, sales and advertising materials, sales and purchase correspondence, trade association files, research and development records, lists of present and former customers and suppliers, marketing lists and marketing consent records, personnel, employment and other records, and the minute and share certificate books of a Person and all records, data and information stored electronically, digitally or on computer-related media.

"**Business**" means the business of the Corporation and the Tamaka Subsidiary as it is currently conducted, including the exploration for and exploitation of minerals in Ontario.

"**Business Day**" means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Vancouver, British Columbia, Canada or the City of Toronto, Ontario, Canada.

"**Circular**" has the meaning set out in Section 7.7(1).

"**Claim Notice**" has the meaning set out in Section 6.4.

"**Closing**" means the completion of the purchase and sale of the Shares in accordance with the provisions of this Agreement.

"**Closing Date**" means August 7, 2020 or such earlier or later date as may be agreed to in writing by the Vendor and the Purchaser.

"**Closing Date Statement**" means the statement reflecting the estimated Closing Date Working Capital as at 12:01 a.m. on the Closing Date.

"**Closing Date Working Capital**" means the amount, whether positive or negative, equal to the total of the Corporation's current assets less the total of its current liabilities, on a consolidated basis, as shown on the Closing Date Statement and, for these purposes, "current assets" shall mean cash and cash equivalents, accounts receivable, prepaid expenses and inventory and "current liabilities" shall mean accounts payable, accrued expenses, debt or debt like items and taxes payable.

"**Closing Time**" means the time of Closing on the Closing Date provided for in Section 4.1.

"**Confidential Information**" means, in relation to the Corporation, the Tamaka Subsidiary, the Vendor, the Purchaser or any of their Affiliates (each, a "**Discloser**"):

(a) all information, in whatever form communicated or maintained, whether orally, in writing, electronically, in computer readable form or otherwise, that a Discloser discloses to or that is gathered for inspection by a Party (the "**Recipient**") or any of the Recipient's Representatives in the course of the Recipient's review of the transactions contemplated by this Agreement, whether provided before or after the date of this Agreement, including information that contains or otherwise reflects information concerning the Discloser or its business, affairs, financial condition, assets, liabilities, operations, prospects or activities, and specifically includes financial information, budgets, business plans, ways of doing business, business results, prospects, forecasts, engineering reports, environmental reports, evaluations, legal opinions, names of venture partners and contractual parties, and any information provided to the Discloser by third parties under circumstances in which the Discloser has an obligation to protect the confidentiality of such information;

(b) all plans, proposals, reports, analyses, notes, studies, forecasts, compilations or other information, in any form, that are based on, contain or reflect any Confidential Information regardless of the identity of the Person preparing the same ("**Notes**"); and

(c) the fact that information has been disclosed or made available to the Recipient or the Recipient's Representatives;

but does not include any information that:

(d) is at the time of disclosure to or gathering for inspection by the Recipient or any of the Recipient's Representatives, or thereafter becomes, generally available to the public, other than as a result of a disclosure by the Recipient or any of the Recipient's Representatives in breach of this Agreement;

(e) is or was received by the Recipient or any of the Recipient's Representatives on a non-confidential basis from a source other than the Discloser or its Representatives if such source is not prohibited from disclosing the information to the Recipient or any of the Recipient's Representatives by a confidentiality agreement with, or a contractual, fiduciary or other legal confidentiality obligation to, the Discloser; or

(f) was known by the Recipient or any of the Recipient's Representatives prior to disclosure in connection with the transactions contemplated by this Agreement and was not subject to any contractual, fiduciary or other legal confidentiality obligation on the part of the Recipient.

"**Confidentiality Agreement**" means the confidentiality agreement extension dated March 24, 2020 between the Purchaser and the Vendor.

"**Consideration Shares**" has the meaning set out in Section 2.2(a).

"**Consideration Warrants**" has the meaning set out in Section 2.2(b).

"**Contracts**" means all pending and executory contracts, agreements, leases, understandings and arrangements (whether oral or written) to which a Person is a party or by which a Person or any of its respective properties or assets or its business is bound or under which such Person has rights or obligations.

"**Corporation**" means Tamaka Gold Corporation.

"**Corporation Financial Statements**" has the meaning set out in Section 3.1(10).

"**Corporation Material Adverse Effect**" means any one or more changes, effects, events, occurrences, circumstances or states of fact, either individually or in the aggregate, that is, or could reasonably be expected to be, material and adverse to the Business or the operations, affairs, assets, properties, liabilities, capitalization or condition (financial or otherwise) of the Corporation and the Tamaka Subsidiary, taken as a whole, other than changes, effects, events, occurrences, circumstances or states of fact which result directly from: (i) the announcement, pendency or consummation of the transactions contemplated by this Agreement, or the failure to take actions as a result of any terms or conditions set forth in this Agreement, (ii) changes affecting the mining industry and/or the mining industry in Canada generally, (iii) changes in the general political, economic, financial, currency exchange or market (including the capital, financial, credit or securities market) conditions, (iv) the commencement, continuation, escalation or worsening of any war, armed hostilities, acts of terrorism, earthquakes, pandemic or health crisis (including COVID-19 and all impacts thereof) or similar catastrophes or the incurrence of any other calamity or crisis, (v) a change, or proposed change, in Applicable Law or the interpretation thereof, (vi) any action, omission, effect, change, event or occurrence taken, made, caused, requested or directed by or on behalf of the Purchaser, or (vii) any matter otherwise disclosed herein or provided for in this Agreement; provided, however, that such changes, effects, events, occurrences, circumstances or states of fact referred to in clause (ii), (iii), (iv) or (v) above does not primarily relate only to (or have the effect of primarily relating only to) the Corporation (on a consolidated basis) or disproportionately adversely affect the Corporation (on a consolidated basis) compared to other companies of similar size operating in the mining industry.

"**Corporation Material Contract**" means any Contract to which the Corporation or the Tamaka Subsidiary is party (i) that involves or may reasonably be expected to involve the payment to or by the Corporation or the Tamaka Subsidiary of more than $50,000 over the term of that Contract, (ii) that expires, or may be renewed at the option of any Person other than the Corporation or the Tamaka Subsidiary so as to expire, more than one year after the date of this Agreement; (iii) that if terminated or modified, or if it ceased to be in effect, would reasonably be expected to have a Corporation Material Adverse Effect; (iv) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $50,000 in the aggregate; (v) limiting the right of the Corporation or the Tamaka Subsidiary to engage in any line of business or acquire a mineral right within a specific geographical area or to compete with any other Person; (vi) by virtue of which the Corporation Properties were acquired or are held by the

Corporation or the Tamaka Subsidiary or to which the Corporation Properties are subject or which grant rights which are or may be used in connection therewith, including the Leases and any royalty agreements; (vii) pursuant to which the Corporation or the Tamaka Subsidiary leases any personal property involving payments by the Corporation or the Tamaka Subsidiary in excess of an aggregate of $50,000 annually or involving rights or obligations which cannot be terminated without penalty on less than three months' notice; (viii) that is with an Aboriginal Group; (ix) that is with employees or independent contractors providing for an aggregate Employee Benefit of over $50,000 or any Contract with any officer of the Corporation or the Tamaka Subsidiary; (x) that creates an exclusive dealing arrangement or right of first offer or refusal that is material to the Corporation; (xi) contains an obligation for the Corporation or the Tamaka Subsidiary to indemnify, hold harmless or defend any other Person with respect to any assertion of personal injury, damage to property, misappropriation or violation or warranting the lack thereof, (xii) that is with a Governmental Authority, or (xiii) that is otherwise material to the Corporation.

"**Corporation Mineral Rights**" has the meaning set out in Section 3.1(19)(a).

"**Corporation Note**" has the meaning set out in Section 7.15(a).

"**Corporation Properties**" has the meaning set out in Section 3.1(19)(a).

"**Corporation Shares**" means the common shares in the capital of the Corporation.

"**Damages**" means, whether or not involving a Third Party Claim, any direct loss, cost, Liability, claim, interest, fine, penalty, assessment, Tax, damages available at law or in equity (excluding consequential, special and aggravated damages), expense (including consultant's and expert's fees and expenses and reasonable costs, fees and expenses of legal counsel on a full indemnity basis, without reduction for tariff rates or similar reductions and reasonable costs, fees and expenses of investigation, defence or settlement) or diminution in value.

"**Direct Claim**" has the meaning set out in Section 6.4.

"**Discloser**" has the meaning set out in the definition of Confidential Information.

"**Employee Benefits**" means: (i) salaries, wages, bonuses, vacation entitlements, commissions, fees; (ii) insurance, health, welfare, drug, disability, travel, hospitalization, medical, retiree medical, dental, counseling, eye care, stock option, stock purchase, share appreciation, incentive, deferred compensation, profit-sharing, severance or termination pay, change of control, supplemental unemployment benefits, mortgage assistance, employee loan, employee discount, employee assistance, pension, retirement or supplemental retirement benefit plans, arrangements or agreements, including defined benefit or defined contribution registered pension plans and group registered retirement savings plans, and all other similar employee benefit plans, arrangements or agreements, whether oral or written, formal or informal, funded or unfunded, that are administered, sponsored or maintained, or contributed to or required to be contributed to, by the Corporation or the Tamaka Subsidiary for the benefit of any of the employee or former employees of the Corporation or the Tamaka Subsidiary, or beneficiaries of any of them, whether or not insured and whether or not subject to any Applicable Law; and (iii) agreements or arrangements with any labour union or employee association, written or oral employment agreements or arrangements and agreements or arrangements for the retention of the services of independent contractors, consultants or advisors, as all such arrangements apply to any employee, officer, director or

consultant; except that the term "Employee Benefits" does not include any statutory plan with which the Corporation or the Tamaka Subsidiary is required to comply, including the Canada Pension Plan, Quebec Pension Plan or any plan administered under applicable provincial health tax, workers' compensation, workers' safety and insurance and employment insurance legislation.

"**Environmental Law**" means Applicable Law in respect of the protection and/or security of, or harm or damage to, the natural environment or any species or organisms that make use of it, public or occupational health or safety, or the manufacture, importation, handling, transportation, storage, disposal and treatment of Hazardous Substances.

"**Financial Records**" means all of the books of account, financial and accounting information and records, Tax returns and records and other financial data and information of a Person.

"**Goldlund Property**" means the exploration property comprising 268 claim blocks located in Northwestern Ontario, all as more particularly described in Section 1.1 of the Vendor Disclosure Letter.

"**Goldlund Technical Report**" has the meaning set out in Section 3.1(25)(b).

"**Goliath Property**" means the exploration property comprising of approximately 4,984 hectares located in Northwestern Ontario, all as more particularly described in Section 1.1 of the Purchaser Disclosure Letter.

"**Goliath Technical Report**" means technical report prepared for the Purchaser entitled *"Updated Mineral Resource Estimate for the Goliath Gold Project, Kenora Mining Division, Northwestern Ontario"*, issued November 18, 2019 and effective as of July 1, 2019.

"**Governmental Authority**" means:

(a) any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(b) any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;

(c) any court, tribunal, commission, mediator, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and

(d) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange.

"**Hazardous Substance**" means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of them that may impair the natural environment, injure or damage property or human, plant or animal life or harm or impair the health of any individual, and includes any contaminant, pollutant, waste or substance or material defined, prohibited, regulated or reportable pursuant to any Environmental Law.

"**IFRS**" means International Financial Reporting Standards as issued by the International Accounting Standards Board.

"**Indemnified Party**" means a Person whom a Party is required to indemnify under Article 6.

"**Indemnifying Party**" means, in relation to an Indemnified Party, the Party that is required to indemnify such Indemnified Party under Article 6.

"**Independent Accountant**" has the meaning set out in Section 2.7.

"**Interim Period**" means the period from the date of execution of this Agreement to the Closing Time.

"**Investor Rights Agreement**" means the investor rights agreement between the Purchaser and the Vendor, in substantially the form attached hereto as Exhibit C.

"**Law**" has the meaning set out in the definition of "**Applicable Law**".

"**Legal Proceeding**" means any litigation, proceeding, action, application, suit, investigation, audit, hearing, claim, complaint, deemed complaint or grievance, civil, administrative, regulatory or criminal, or arbitration, mediation or alternative dispute resolution proceeding or other similar proceeding, before or by any Governmental Authority and includes any appeal or review thereof and any application for leave for appeal or review.

"**Letter of Intent**" means the letter agreement entered into between the Purchaser and the Vendor dated May 12, 2020.

"**Liability**" means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

"**Licence**" means any licence, permit, certificate, consent, authorization, approval or other evidence of authority issued or granted to, conferred upon, or otherwise created for, a Person by any Governmental Authority.

"**Lien**" means any lien, mortgage, charge, hypothec, pledge, security interest, adverse interest, prior assignment, option, warrant, lease, sublease, right to possession, encumbrance, claim, right or restriction, whether contingent or absolute, which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property, and includes any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

"**Limitations Act**" has the meaning set out in Section 6.7(1).

"**MI 61-101**" means Multilateral Instrument 61-101 – *Protection of Minority Securityholders in Special Transactions*.

"**Milestone Trigger**" means Milestone Trigger One or Milestone Trigger Two.

"**Milestone Trigger One**" means the first occurrence of the Corporation's receipt of a final and binding mining lease under the Mining Act (Ontario) to extract ore from an open pit mine at the Goldlund Property, it being expressly acknowledged and agreed that the Milestone Trigger One can only occur once.

"**Milestone Trigger Two**" means the first occurrence of the Corporation having extracted in excess of 300,000 tonnes of processable ore that can form the basis of a mineral reserve under NI 43-101 and the Canadian Institute of Mining Definition Standards on Mineral Resources and Mineral Reserves from a mine at the Goldlund Property, it being expressly acknowledged and agreed that the Milestone Trigger Two can only occur once.

"**NI 43-101**" means National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* of the Canadian Securities Administrators.

"**Notes**" has the meaning set out in paragraph (b) of the definition of "**Confidential Information**".

"**NSR**" means a one and a half percent (1.5%) net smelter returns royalty in respect of the Goldlund Property, subject to a buy-back, all as more particularly set forth in the NSR Agreement.

"**NSR Agreement**" has the meaning set out in Section 2.4.

"**Objection**" has the meaning set out in Section 2.7.

"**Order**" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

"**Ordinary Course of Business**", when used in relation to the taking of action by a Person, means that the action:

(a) is consistent in nature, scope and magnitude with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person;

(b) is similar in nature, scope and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of the other Persons that are in lines of business that are the same as the Person; and

(c) does not require authorization of the shareholders of the Person or any other separate or special authorization of any nature.

"**Outside Date**" has the meaning set out in Section 8.1(d).

"**Party**" means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and "**Parties**" means each Party.

"**Permitted Liens**" means:

(a) Liens for Taxes and utilities that in each case are not yet due or are not in arrears;

(b) construction, mechanics', carriers', workers', repairers', storers' or other similar Liens (inchoate or otherwise) if, individually or in the aggregate: (i) they are not material; (ii) they arose or were incurred in the Ordinary Course of Business; and (iii) the indebtedness secured by them is not in arrears;

(c) minor title defects or irregularities, minor unregistered easements or rights of way, restrictions in the original grant from a Governmental Authority and other minor unregistered restrictions affecting the use of real property if such title defects, irregularities or restrictions are complied with and do not, in the aggregate, materially adversely affect: (i) the operation of the business or the existing and proposed development and use of the real property to which they relate after the Closing on substantially the same basis as the business is currently being operated and such real property is intended to be developed and used by the Purchaser; or (ii) the marketability of such real property;

(d) easements, covenants, rights of way and other restrictions if registered provided that they are complied with and do not, in the aggregate, materially adversely affect: (i) the operation of the business or the existing and proposed development and use of the real property to which they relate after the Closing on substantially the same basis as the business is currently being operated and such real property is intended to be developed and used by the Purchaser; or (ii) the marketability of such real property;

(e) registered agreements with municipalities or public utilities if they: (i) have been complied with or adequate security has been furnished to secure compliance; and (ii) do not, in the aggregate, materially adversely affect (A) the operation of business or the existing and proposed development and use of the real property to which they relate after the Closing on substantially the same basis as the business is currently being operated and such real property is intended to be developed and used by the Purchaser, or (B) the marketability of such real property; and

(f) with respect to the Purchaser, the Liens listed in Section 1.1 of the Purchaser Disclosure Letter.

"**Person**" is to be broadly interpreted and includes an individual, a corporation, a company, a partnership, a trust, an unincorporated organization or joint venture, a Governmental Authority and the executors, administrators or other legal representatives of an individual in such capacity.

"**Personal Information**" means information about an identifiable individual and includes any information that constitutes personal information within the meaning of one or more Privacy Laws.

"**Pre-Closing Tax Period**" means a taxation year or other fiscal period that ends on or before the Closing Time and the portion of any Straddle Period ending on or before the Closing Date.

"**Privacy Law**" means the *Personal Information Protection and Electronic Documents Act* (Canada) and any comparable Applicable Law.

"**Purchase Price**" has the meaning set out in Section 2.2.

"**Purchaser**" has the meaning set out in the preamble hereto.

"**Purchaser Convertible Securities**" has the meaning set out in Section 3.2(4).

"**Purchaser Disclosure Letter**" means the disclosure letter executed by the Purchaser and delivered to the Vendor prior to or concurrently with the execution of this Agreement.

"**Purchaser Financial Statements**" has the meaning set out in Section 3.2(8).

"**Purchaser Fundamental Representations**" has the meaning set out in Section 6.5(1)(a).

"**Purchaser Material Adverse Effect**" means any one or more changes, effects, events, occurrences, circumstances or states of fact, either individually or in the aggregate, that is, or could reasonably be expected to be, material and adverse to the business or the operations, affairs, assets, properties, liabilities, capitalization or condition (financial or otherwise) of the Purchaser and its subsidiaries, either individually or taken as a whole, other than changes, effects, events, occurrences, circumstances or states of fact which result directly from: (i) the announcement, pendency or consummation of the transactions contemplated by this Agreement, or the failure to take actions as a result of any terms or conditions set forth in this Agreement, (ii) changes affecting the mining industry and/or the mining industry in Canada generally, (iii) changes in the general political, economic, financial, currency exchange or market (including the capital, financial, credit or securities market) conditions, (iv) the commencement, continuation, escalation or worsening of any war, armed hostilities, acts of terrorism, earthquakes, pandemic or health crisis (including COVID-19 and all impacts thereof), or similar catastrophes or the incurrence of any other calamity or crisis, (v) a change, or proposed change, in Applicable Law, or the interpretation thereof, (vi) any action, omission, effect, change, event or occurrence taken, made, caused, requested or directed by or on behalf of the Vendor, or (vii) any matter otherwise disclosed herein or provided for in this Agreement; provided, however, that such changes, effects, events, occurrences, circumstances or states of fact referred to in clause (ii), (iii), (iv) or (v) above does not primarily relate only to (or have the effect of primarily relating only to) the Purchaser and/or any of its subsidiaries or disproportionately adversely affects the Purchaser (on a consolidated basis) compared to other companies of similar size to the Purchaser (on a consolidated basis) operating in the mining industry.

"**Purchaser Material Contracts**" has the meaning set out in Section 3.2(20).

"**Purchaser Meeting**" means the special or annual and special meeting of the shareholders of the Purchaser to consider the Transaction Resolution, including any adjournment or adjournments thereof.

"**Purchaser Mineral Rights**" has the meaning set out in Section 3.2(19)(a).

"**Purchaser Options**" means the outstanding options to purchase Purchaser Shares granted under the stock option plan of the Purchaser.

"**Purchaser Properties**" has the meaning set out in Section 3.2(19)(a).

"**Purchaser Public Disclosure Record**" means all annual information forms, press releases, material change reports, information circulars, financial statements, management's discussion and analyses or other documents filed by the Purchaser on SEDAR since January 1, 2017.

"**Purchaser Shares**" means the common shares in the capital of the Purchaser.

"**Purchaser Warrant**" means a share purchase warrant of the Purchaser entitling the holder thereof to purchase one Purchaser Share at a price of $0.50 for a period of 36 months following the Closing Date, with each such Purchaser Warrant to be governed by the terms and conditions of the Purchaser Warrant Indenture.

"**Purchaser Warrant Indenture**" means the warrant indenture to be entered into by the Purchaser and a trustee acceptable to the Parties, acting reasonably, concurrently with the Closing.

"**Purchaser's Indemnified Parties**" means the Purchaser and the Purchaser's Affiliates and their respective Representatives.

"**Recipient**" has the meaning set out in the definition of "**Confidential Information**".

"**Regulatory Authorities**" means any regulatory or governmental agency having jurisdiction over the Corporation, on the one hand, or the Purchaser or any of its subsidiaries, on the other hand, or their respective activities.

"**Representative**" when used with respect to a Person means each director, officer, employee, consultant, financial adviser, legal counsel, accountant and other agent, adviser or representative of that Person.

"**Securities Act**" means the *Securities Act* (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

"**Securities Authorities**" means the Ontario Securities Commission and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada.

"**Securities Laws**" means the Securities Act, together with all other applicable federal and provincial securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time.

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval.

"**Shares**" means all of the issued and outstanding shares in the capital of the Corporation at any particular time, including the 2,899,472.94 Corporation Shares owned by the Vendor as of the date hereof and any Additional Common Shares.

"**Straddle Period**" means a Tax period that includes, but does not begin or end on, the Closing Date.

"**Stub Period Returns**" has the meaning set out in Section 7.8(1).

"**Support Agreements**" means the support agreements between the Purchaser and each director and officer of the Vendor, each director of the Purchaser and the Chief Executive Officer and the Chief Financial Officer of the Purchaser, in substantially the form attached hereto as Exhibit A, pursuant to which each such individuals will agree to support and, if applicable, vote in favour of the transactions contemplated by this Agreement.

"**Tamaka Subsidiary**" means Goldlund Resources Inc.

"**Tax**" and "**Taxes**" means all federal, state, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Authority, including (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, occupation, premium, capital stock, sales and use, real property, land transfer, personal property, ad valorem, transfer, escheat payments, unclaimed property, license, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, excise, severance, stamp, occupation or premium tax; (ii) all withholdings on amounts paid to or by the relevant person; (iii) all employment insurance premiums, Canada, Quebec and any other pension plan contributions or premiums; (iv) any fine, penalty, interest or addition to tax; (v) any tax imposed, assessed or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee; and (vi) any liability for any of the foregoing as a result of being or having been a member of a combined, consolidated, unitary or similar group, or as a transferee, successor, guarantor or by contract or by operation of law.

"**Tax Act**" means the *Income Tax Act* (Canada), and the regulations thereunder, each as amended, modified, restated or replaced from time to time.

"**Tax Claim**" has the meaning set out in Section 6.11.

"**Tax Contest**" has the meaning set out in Section 6.11.

"**Tax Returns**" means all returns, reports, declarations, elections, designations, notices, filings, information returns, and statements of, or in respect of Taxes, including all amendments, schedules, associated calculations, attachments or supplements thereto and whether in tangible or electronic form.

"**Third Party Claim**" has the meaning set out in Section 6.4.

"**Threatened**", when used in relation to a Legal Proceeding or other matter, means that a demand or statement (oral or written) has been made or a notice (oral or written) has been given that a Legal Proceeding or other matter is to be asserted, commenced, taken or otherwise pursued in the future.

"**Transaction Personal Information**" means any Personal Information in the possession, custody or control of the Corporation or the Vendor at or before the Closing Time, including Personal Information about employees, suppliers, customers, directors, officers or shareholders of the Corporation that is disclosed to the Purchaser or any Representative of the Purchaser.

"**Transaction Resolution**" means the special resolution approving the transactions contemplated by this Agreement to be considered at the Purchaser Meeting.

"**TSX**" means the Toronto Stock Exchange.

"**Vendor**" has the meaning set out in the preamble hereto.

"**Vendor Disclosure Letter**" means the disclosure letter executed by the Vendor and delivered to the Purchaser prior to or concurrently with the execution of this Agreement.

"**Vendor Fundamental Representations**" has the meaning given to it in Section 6.5(1)(a).

"**Vendor's Indemnified Parties**" means the Vendor and the Vendor's Affiliates and their respective Representatives.

1.2 Actions on Non-Business Days. If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

1.3 Currency and Payment Obligations. Except as otherwise expressly provided in this Agreement:

(a) all dollar amounts referred to in this Agreement are stated in lawful currency of Canada;

(b) any payment to be made pursuant to this Agreement shall be made:

(c) by wire transfer of immediately available funds to the bank account specified by the payee; and

(d) any payment due on a particular day must be received by and be available to the payee not later than 5:00 p.m. (Toronto time) on the due date and any payment made after that time shall be deemed to have been made and received on the next Business Day.

1.4 Calculation of Time. In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 5:00 p.m. (Toronto time) on the next succeeding Business Day.

1.5 Knowledge. Where any representation, warranty or other statement in this Agreement is expressed to be made by the Vendor to its knowledge or is otherwise expressed to be limited in scope to facts or matters known to the Vendor, or of which the Vendor is aware, it shall mean the actual knowledge of Daniel W. Wilton, Andrew Marshall, Kenneth D. Engquist and Samir Patel after due inquiry.

Where any representation, warranty or other statement in this Agreement is expressed to be made by the Purchaser to its knowledge or is otherwise expressed to be limited in scope to facts or matters known to the Purchaser, or of which the Purchaser is aware, it shall mean the actual knowledge of Greg Ferron and Dennis Gibson, after due inquiry.

1.6 Additional Rules of Interpretation.

(1) *Gender and Number*. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(2) *Headings and Table of Contents*. The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

(3) *Section References*. Unless the context requires otherwise, references in this Agreement to Articles, Sections, Schedules or Exhibits are to Articles or Sections of this Agreement, and Schedules or Exhibits to this Agreement.

(4) *Words of Inclusion*. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation" and the words following "include", "includes" or "including" shall not be considered to set forth an exhaustive list.

(5) *References to this Agreement*. The words "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

(6) *Statute References*. Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time.

(7) *Document References*. All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as assigned, transferred, novated, amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

(8) *Dates and Time*. All references to dates and time in or in connection with this Agreement shall be to Toronto dates and Toronto time, unless otherwise specified.

1.7 Schedules and Exhibits. The following are the Schedules and Exhibits attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

EXHIBITS

A Support Agreement
B NSR Agreement
C Investor Rights Agreement

Unless the context otherwise requires, words and expressions defined in this Agreement will have the same meanings in the Schedules and the interpretation provisions set out in this Agreement apply to the Schedules. Unless the context otherwise requires, or a contrary intention appears, references in the Schedules to a designated Article, Section or other subdivision refer to the Article, Section or other subdivision, respectively, of this Agreement.

ARTICLE 2
PURCHASE OF SHARES

2.1 Purchase and Sale of Shares. At the Closing Time, on and subject to the terms and conditions of this Agreement (including the satisfaction or waiver of the conditions precedent set forth in Article 5), the Vendor shall sell to the Purchaser, and the Purchaser shall purchase from the Vendor, the Shares, free and clear of all Liens.

2.2 Purchase Price. The consideration payable by the Purchaser to the Vendor for the Shares (the "**Purchase Price**") shall be the aggregate of:

(a) 130,000,000 Purchaser Shares (the "**Consideration Shares**");

(b) 35,000,000 Purchaser Warrants (the "**Consideration Warrants**");

(c) the NSR; and

(d) certain milestone amounts payable (if any) pursuant to Section 2.5(1).

2.3 Satisfaction of Purchase Price. At Closing, the Purchaser shall deliver to the Vendor certificates or other evidences representing the Consideration Shares and the Consideration Warrants registered as directed by the Vendor.

2.4 Net Smelter Royalty. At Closing, the Tamaka Subsidiary and the Vendor shall enter into a definitive agreement in respect of the NSR (the "**NSR Agreement**") in substantially the form attached hereto as Exhibit B and shall make all filings and recordings, execute and deliver all instruments and undertake all actions and steps as may be reasonably required to effect the implementation of the NSR as soon as possible after Closing.

2.5 Milestone Payments.

(1) *Milestone Payments*. Within 30 days following the occurrence of a Milestone Trigger, the Purchaser shall (i) deliver a statement to the Vendor stating that a Milestone Trigger has occurred, and the date of its achievement and (ii) deliver $2,500,000 to the Vendor by wire transfer of immediately available funds to the bank account specified by the Vendor.

(2) *Operation of the Corporation*. The Vendor acknowledges and agrees that: (i) from and after the Closing, the Purchaser and its subsidiaries have the right to operate the Corporation and the Tamaka Subsidiary in any way that they deem appropriate in their sole discretion, subject to this Agreement and any Ancillary Agreements, (ii) the Purchaser and its subsidiaries have no obligation to operate the Corporation and the Tamaka Subsidiary in order to achieve the Milestone Trigger, (iii) the payments contemplated in this Section 2.5 are speculative and are subject to numerous factors outside the control of the Purchaser and there are no assurances that the Vendor will receive any such payments, (iv) the Purchaser and its subsidiaries owe no fiduciary duty or other express or implied duty to the Vendor, including an implied duty of good faith and fair dealing, and (v) the Parties solely intend the express provisions of this Agreement and the Ancillary Agreements to govern their contractual relationship. The Purchaser acknowledges and agrees that from and after the Closing, the Purchaser and its subsidiaries shall use commercially reasonable efforts to perform all work on the Goldlund Property in accordance with customary Canadian mining industry practices for similar operations and in compliance with all Applicable Law.

(3) *Audit*. The Purchaser shall, and shall cause its subsidiaries to, permit the Vendor and its Representatives to have access to the premises of the Purchaser and its subsidiaries and their respective property and assets, including access to the Books and Records, to make such investigations, as the sole cost of the Vendor, as the Vendor reasonably deems necessary to determine if a Milestone Trigger has occurred, it being understood that: (a) such audit rights may only be provided no more than once in every 12-month period unless the Purchaser has delivered the statement set out in Section 2.5(1); and (b) those investigations will be carried out during normal business hours and without undue interference with the operations of the Vendor and its subsidiaries. The Vendor and its Representatives enters the premises of the Purchaser at such person's own risk. The Vendor shall indemnify and hold harmless the Purchaser,

and its directors, officers, shareholders, employees, agents and legal counsel, from and against any liabilities imposed upon, asserted against or incurred by any of them by reason of damages to the Purchaser's property or personnel or injury to the Vendor's Representatives or any of its agents or Representatives caused by the Vendor's exercise of its rights herein, including any injury or death resulting from the negligence of the Purchaser on its property.

2.6 Preparation of Closing Date Statement

(1) *Closing Date Statement.* Not less than 10 Business Days prior to the Closing Date, the Vendor shall deliver to the Purchaser the Closing Date Statement and a calculation of the Closing Date Working Capital, prepared and calculated in accordance with IFRS and the past practices of the Corporation consistently applied.

(2) *Access to Records, etc.* The Vendor shall provide to the Purchaser, upon the Purchaser's reasonable request, copies of all working papers created by the Vendor and its Representatives in connection with the preparation of the Closing Date Statement.

(3) *Deemed Acceptance.* If the Purchaser does not give a notice of Objection in accordance with Section 2.7, the Purchaser shall be deemed to have accepted the Closing Date Statement prepared by the Vendor which shall be final and binding on the Parties and the Closing Date Statement shall constitute the Closing Date Statement for purposes of this Agreement immediately following the expiry date for the giving of such Objection.

2.7 Dispute Settlement. If the Purchaser objects to any matter in the Closing Date Statement prepared pursuant to Section 2.6 then the Purchaser shall give written notice to the Vendor of such objection (an "**Objection**") no later than 5 Business Days following receipt of the Closing Date Statement from the Purchaser. Any Objection given by the Purchaser shall set forth in detail the particulars of such Objection. The Purchaser and the Vendor shall then use reasonable efforts to resolve such Objection. If the matter is not resolved within 5 Business Days of the delivery of the Objection, then the dispute with respect to such Objection shall be submitted by the Purchaser and the Vendor to an accounting partner associated with an accounting firm of recognized national standing in Canada that is independent of the Parties and their Affiliates and mutually agreed to by the Purchaser and the Vendor (the "**Independent Accountant**"). The Independent Accountant shall, as promptly as practicable, make a determination of the Closing Date Working Capital, based solely on written submissions of the Purchaser and the Vendor given by them to the Independent Accountant. The submissions of each of the Purchaser and the Vendor shall be disclosed to the other, and the other shall be afforded a reasonable opportunity to respond thereto. The decision of the Independent Accountant as to the Closing Date Working Capital shall be final and binding upon the Parties and shall constitute the Closing Date Working Capital for purposes of this Agreement. In the case of an Objection (in the manner set forth in this Section 2.7) and the retention of the Independent Accountant to determine such Objection, the costs and expenses of the Independent Accountant will be borne by the Purchaser, on the one hand, and the Vendor, on the other hand, in proportion to the portion of the aggregate amount in dispute that is finally resolved by the Independent Accountant in a manner adverse to such Party. However, each such Party will bear its own costs in presenting its respective case to the Independent Accountant.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Vendor. Except to the extent that such representations and warranties are qualified by the Vendor Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), the Vendor hereby represents and warrants to and in favour of the Purchaser as follows, and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(1) *Approval.* The execution and delivery of this Agreement and all Ancillary Agreements and the completion of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Vendor.

(2) *Vendor Organization.* The Vendor is a corporation duly incorporated or an entity duly created and validly existing under all Applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. No act or proceeding has been taken or authorized by or against the Vendor by any other Person in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of the Vendor or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Vendor and, to the knowledge of the Vendor, no such proceedings have been Threatened by any other Person.

(3) *Vendor Authority Relative to this Agreement.* The Vendor has the requisite corporate power, authority and capacity to enter into this Agreement and any applicable Ancillary Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and any applicable Ancillary Agreement by the Vendor and the performance by the Vendor of its obligations under this Agreement and any applicable Ancillary Agreement have been duly authorized by the board of directors of the Vendor and no other corporate proceedings on its part are necessary to authorize this Agreement and any applicable Ancillary Agreement. This Agreement and each applicable Ancillary Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary. The Vendor is not an insolvent person within the meaning of Applicable Law and will not become an insolvent person as a result of the Closing. There is no Order outstanding against or affecting the Vendor which, in any such case, affects adversely or might affect adversely the ability of the Vendor to enter into this Agreement and any applicable Ancillary Agreement or to perform its obligations hereunder.

(4) *Ownership of Shares.* The Vendor is the registered and beneficial holder of the Shares with good and marketable title thereto, free and clear of all Liens. No Person other than the Purchaser has, or has any right capable of becoming, any agreement, option, right or privilege for the purchase or other acquisition from the Vendor of any of the Shares. There are no restrictions of any kind on the transfer of the Shares except those set out in the constating documents of the Corporation. The Shares have been validly issued in compliance with Applicable Law and are fully paid and non-assessable. The Vendor has, and will transfer to Purchaser at Closing, good and marketable title to the Shares, free and clear of any Liens, and with no restriction on the voting rights or other incidents of record and beneficial ownership attaching to the Shares.

(5) *Corporation Organization*. The Corporation and the Tamaka Subsidiary are corporations duly incorporated and validly existing under all Applicable Laws of their respective jurisdiction of incorporation, continuance or creation and have all necessary corporate or other power, authority and capacity to own their respective property and assets as now owned and to carry on their respective business as it is now being conducted. No act or proceeding has been taken or authorized by or against the Corporation or the Tamaka Subsidiary by any other Person in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of the Corporation or the Tamaka Subsidiary or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Corporation or the Tamaka Subsidiary and, to the knowledge of the Vendor, no such proceedings have been Threatened by any other Person.

(6) *Capitalization*. The authorized share capital of the Corporation consists of an unlimited number of Corporation Shares. As of the date hereof, only the Shares are issued and outstanding. There are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by the Corporation of any securities of the Corporation, or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of the Corporation. The Shares have been duly authorized and validly issued, are fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. The Shares have been issued in compliance with all Applicable Laws. Other than the Shares, there are no securities of the Corporation outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the holder of the Shares on any matter. There are no outstanding contractual or other obligations of the Corporation to repurchase, redeem or otherwise acquire any of the Shares or with respect to the voting or disposition of any of the Shares. There are no outstanding bonds, debentures or other evidences of indebtedness of the Corporation having the right to vote with the holder of the Shares on any matter. The Corporation has not, since the date of its incorporation, declared or paid any dividends or made any other distributions (in either case, in stock or property) on any of its shares.

(7) *Tamaka Subsidiary*.

(a) The Corporation is the sole beneficial and registered owner of all of the outstanding shares in the capital of the Tamaka Subsidiary with good and marketable title thereto, free and clear of all Liens. No Person has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the issued or unissued shares or any other securities of the Tamaka Subsidiary or the purchase or other acquisition from the Tamaka Subsidiary of any of its undertakings, business or assets.

(b) Other than the shares of the Tamaka Subsidiary, the Corporation does not own, beneficially, any shares in the capital of any corporation, and the Corporation does not hold any securities or obligations of any kind convertible into or exchangeable for shares in the capital of any corporation. The Corporation is not a party to any agreement to acquire any shares in the capital of any corporation.

(8) *Public Filings*. Since January 1, 2017, the Vendor has filed all documents required to be filed by it in accordance with applicable Securities Laws with respect to the Corporation, the Tamaka

Subsidiary or the Business. Since January 1, 2017, the Vendor has filed all necessary documents and information required to be filed with the Securities Authorities and the TSX with respect to the Corporation, the Tamaka Subsidiary or the Business. All such documents and information, as of their respective dates (and the dates of any amendments thereto):

(a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and

(b) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to such documents and information required to be made have been filed on a timely basis with the Securities Authorities or the TSX. The Vendor has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential.

(9) *Internal Controls and Financial Reporting*. The Vendor has designed and implemented disclosure controls and procedures to provide reasonable assurance that material information relating to the Corporation, the Tamaka Subsidiary or the Business is made known to the Chief Executive Officer and the Chief Financial Officer of the Vendor by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the periods in which filings are being prepared. The Vendor has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date hereof, to the Vendor's auditors and the audit committee of the board of directors of the Vendor:

(a) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Vendor's ability to record, process, summarize and report financial information and has identified for the Vendor's auditors and the board of directors of the Vendor any material weaknesses in internal control over financial reporting; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Vendor's internal control over financial reporting.

To the knowledge of the Vendor, as at March 31, 2020, there were no material weaknesses or significant deficiencies in such internal controls and as of the date hereof, nothing has come to the attention of the Vendor that has caused the Vendor to believe that there are any material weaknesses or significant deficiencies in such internal controls.

(10) *Financial Statements*. The Corporation's unaudited consolidated financial statements as at and for the three months ended March 31, 2020 consisting of a general ledger trial balance report (the "**Corporation Financial Statements**") were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements, and except that the Corporation Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which individually or in the aggregate will be material in nature or amount) and fairly present in all material respects the consolidated financial position of the Corporation as of the dates thereof and for the periods indicated therein. There has been no material change in the Corporation's accounting policies since March 31, 2020.

(11) *Books and Records*. The Books and Records of the Corporation in all material respects:

(a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years;

(b) in each case are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Corporation; and

(c) accurately and fairly reflect the basis for the Corporation Financial Statements.

(12) *Minute Books*. The minute books of the Corporation, which have been provided to the Purchaser prior to the date hereof, are true and correct in all material respects, and contain the minutes of all meetings of the board of directors, committees of the board of directors and shareholders and all resolutions passed by the board of directors, committees of the board of directors and the shareholders.

(13) *No Undisclosed Liabilities*. The Corporation has no outstanding indebtedness or liabilities and is not a party to or bound by any surety-ship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the Corporation Financial Statements or incurred in the Ordinary Course of Business of the Corporation since March 31, 2020 and which do not in the aggregate exceed $50,000.

(14) *Absence of Conflicting Agreements*. The execution, delivery and performance of this Agreement by the Vendor and the completion (with any required regulatory approvals, any required consents and the giving of any required notices) of the transactions contemplated by this Agreement by the Vendor do not and will not result in or constitute any of the following:

(a) a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of the constating documents of the Vendor or the Corporation or of any Contract or Licence of the Vendor or the Corporation;

(b) an event which, pursuant to the terms of any Contract or Licence of the Corporation, would cause any right or interest of the Corporation to come to an end or be amended in any way that is detrimental to the Business or entitle any other Person to terminate or amend any such right or interest or relieve any other Person of its obligations thereunder;

(c) the creation or imposition of any Lien on any property or asset of the Corporation; or

(d) the violation of any Applicable Law.

(15) *No Consent*. No consent, approval, order, registration, notice, declaration or filing with, any Governmental Authority or other Person is required to be obtained by the Vendor, Corporation or the Tamaka Subsidiary in connection with the execution and delivery of this Agreement or any Ancillary Agreement, or the consummation by the Vendor of the transactions contemplated hereby or thereby.

(16) *Business Carried on in Ordinary Course*. The Business has been carried on in the Ordinary Course of Business of the Corporation and the Tamaka Subsidiary since March 31, 2020 and since such date:

(a) there has not been any event, occurrence, development or state of circumstances or facts which has had or is reasonably likely to give rise to a Corporation Material Adverse Effect;

(b) there has not been any material write-down by the Corporation of any assets of the Corporation or the Tamaka Subsidiary;

(c) there has been no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise and whether matured or unmatured) which has had or is reasonably likely to have a Corporation Material Adverse Effect;

(d) neither the Corporation nor the Tamaka Subsidiary has acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or incurred or committed to incur capital expenditures in excess of $50,000 in the aggregate, as of the date hereof, nor has the Corporation or the Tamaka Subsidiary agreed to do any of the foregoing;

(e) there has not been any acquisition or sale, lease, license, expiry or other disposition by the Corporation or the Tamaka Subsidiary of any interest in any Corporation Mineral Rights;

(f) neither the Corporation nor the Tamaka Subsidiary has entered into any Corporation Material Contract or amended, modified, relinquished, terminated or failed to renew any Corporation Material Contract;

(g) there has not been any satisfaction or settlement of any material claim, liability or obligation of the Corporation or the Tamaka Subsidiary;

(h) neither the Corporation nor the Vendor has not made any change in accounting policies, principles, methods, practices or procedures (including for bad debts, contingent liabilities or otherwise);

(i) there has been no waiver by the Corporation or the Tamaka Subsidiary or agreement to waive, any right of substantial value and neither the Corporation nor the Tamaka Subsidiary has entered into any commitment or transaction not in the Ordinary Course of Business of the Corporation and the Tamaka Subsidiary where such right, commitment or transaction is or would be material in relation to the Corporation (on a consolidated basis) or the Business;

(j) neither the Corporation nor the Tamaka Subsidiary has agreed, announced, resolved or committed to do any of the foregoing; and

(k) neither the Corporation nor the Tamaka Subsidiary has made or changed any Tax election, changed an annual Tax accounting period, adopted or changed any Tax accounting method, filed any amended Tax Return, entered into any closing agreement, settled any Tax Contest relating to the Corporation or the Tamaka Subsidiary, surrendered any right to claim a refund of Taxes, consented to any extension or waiver of the limitation period applicable to any Taxes or taken any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, or action would have the effect of (i) increasing Tax liability of the

Corporation or the Tamaka Subsidiary for any period ending after the Closing Time or (ii) decreasing any Tax attribute of the Corporation or the Tamaka Subsidiary existing on the Closing Date.

(17) *Legal Proceedings*. There are no Legal Proceedings pending or, to the knowledge of the Vendor, Threatened affecting the Corporation, the Tamaka Subsidiary or affecting their respective property or assets at law or in equity before or by any nongovernmental organization, community, community group, Aboriginal Group or any Governmental Authority, including matters arising under Environmental Laws. Neither the Corporation, the Tamaka Subsidiary nor their respective assets or properties are subject to any outstanding Order.

(18) *Taxes*.

(a) The Corporation and the Tamaka Subsidiary have prepared and filed when due with each relevant Governmental Authority all Tax Returns required to be filed by or on behalf of the Corporation and the Tamaka Subsidiary in respect of any Taxes. All such Tax Returns are correct and complete in all material respects, and no material fact has been omitted therefrom. No extension of time in which to file any such Tax Returns is in effect. The Corporation and the Tamaka Subsidiary have paid in full and when due all Taxes, including all instalments on account of Taxes, required to be paid by them, whether or not such Taxes are shown on a Tax Return or on any assessments or reassessments. No Governmental Authority has asserted that the Corporation or the Tamaka Subsidiary is or may be required to file Tax Returns or pay any Taxes in any jurisdiction where it does not do so.

(b) The Corporation's Financial Records fully reflect accrued liabilities as at the respective dates for all Taxes which were not yet then due and payable and for which Tax Returns were not yet then required to be filed. There are no Legal Proceedings, pending or, to the knowledge of the Vendor, Threatened against or affecting the Corporation or the Tamaka Subsidiary in respect of Taxes nor are any issues under discussion with any Governmental Authority relating to any matters which could result in claims for additional Taxes.

(c) Each of the Corporation and the Tamaka Subsidiary has duly and timely collected all amounts on account of any sales, use or transfer Taxes (including Taxes imposed pursuant to Part IX of the *Excise Tax Act* (Canada)) required by Applicable Law to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Applicable Law to be remitted by it.

(d) Each of the Corporation and the Tamaka Subsidiary has duly and timely withheld or caused to be withheld all Taxes and other amounts required by Applicable Law to have been withheld in connection with any amounts paid or owing to any employee, director, officer, non-resident person or other third party and has duly and timely remitted or paid to the appropriate Governmental Authority such Taxes and other amounts required by Applicable Law to be remitted or paid or by it.

(e) Each of the Corporation and the Tamaka Subsidiary is a "taxable Canadian corporation" (within the meaning of the Tax Act).

(f) Neither the Corporation nor the Tamaka Subsidiary will be required to include in a taxable period ending after the Closing Time any amount of net taxable income (after taking into account deductions claimed for such a period that relate to a Pre-Closing Tax Period) attributable to income that accrued, or that was required to be reported for financial accounting purposes, in a Pre-Closing Tax Period but that was not included in taxable income for that or another Pre-Closing Tax Period.

(g) There are no transactions or events that have resulted, and no circumstances existing, which could result in the application to the Corporation or the Tamaka Subsidiary of sections 17, 78, 80, 80.01, 80.02, 80.03, 80.04 of the Tax Act or any analogous provision of any comparable Applicable Law of any jurisdiction.

(h) Neither the Corporation nor the Tamaka Subsidiary has acquired property from a Person not dealing at arm's length (for purposes of the Tax Act) with it in circumstances that would result in the Corporation or the Tamaka Subsidiary, as the case may be, becoming liable under subsection 160(1) of the Tax Act or any analogous provision of any Applicable Law of any jurisdiction.

(i) The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Corporation or the Tamaka Subsidiary and any Person that is (i) a non-resident of Canada for purposes of the Tax Act, and (ii) not dealing at arm's length (within the meaning of the Tax Act) with the Corporation or the Tamaka Subsidiary, as applicable, do not differ from those that would have been made between persons dealing at arm's length (within the meaning of the Tax Act), and records or documents meeting the requirements of paragraphs 247(4)(a) to (c) of the Tax Act have been prepared or otherwise obtained in respect of all such transactions.

(j) There are no Liens for Taxes upon any properties or assets of the Corporation or the Tamaka Subsidiary.

(k) As of the Closing Date, the Corporation will have complied with and satisfied all obligations to incur expenses, make required disbursements and renounce to any third party any Canadian exploration expense or Canadian development expense with respect to any flow-through shares issued by the Corporation.

(l) The Vendor is not a non-resident of Canada within the meaning of the Tax Act.

(m) Neither the Corporation nor the Tamaka Subsidiary has made an "excessive eligible dividend election" as defined in subsection 89(1) of the Tax Act in respect of any dividend paid, or deemed by any provision of the Tax Act to have been paid on any class of shares.

(n) Neither the Corporation nor the Tamaka Subsidiary has made a capital dividend election under subsection 83(2) of the Tax Act in an amount which exceeds the amount in its capital dividend account at the time of such election.

(19) *Interest in Properties and Mineral Rights.*

(a) Either the Corporation or the Tamaka Subsidiary is the sole legal and beneficial owner of all right, title and interest in and to the Goldlund Property and all other mineral

properties in which the Corporation or the Tamaka Subsidiary hold an interest (collectively, the "**Corporation Properties**") and the Corporation's and the Tamaka Subsidiary's material mineral and real property interests and rights (including any material claims, prospecting permits, mining leases, mining claims or other mining rights, leases and licences of occupation in each case, either existing under Contract, by operation of Applicable Law or otherwise) (collectively, the "**Corporation Mineral Rights**"), in each case, are free and clear of any Liens (other than Permitted Liens). Section 3.1(19)(a) of the Vendor Disclosure Letter contains a complete and accurate list of all Corporation Properties and the Corporation Mineral Rights, and the Corporation does not have any interest in any other material real property or any material mineral interests and rights.

(b) All of the Corporation Mineral Rights have been properly located and recorded in compliance with Applicable Law and are comprised of valid and subsisting mining concessions.

(c) The Corporation Properties and the Corporation Mineral Rights are in good standing under Applicable Law and, to the knowledge of the Vendor, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(d) Neither the Corporation nor the Tamaka Subsidiary has elected or refused to participate in any exploration, development or other operations with respect to the Corporation Properties which has or may give rise to any penalties, forfeitures or reduction of its interest by virtue of any conversion or other alteration occurring under the title and operating documents which govern the Corporation Properties.

(e) There is no material adverse claim against or challenge to the title to or ownership of the Corporation Properties or any of the Corporation Mineral Rights and if any Corporation Property or Corporation Mineral Rights were previously granted to another Person any interest of such Person was transferred and assigned to the Corporation or the Tamaka Subsidiary with all required consents to such transfer and assignment. The Vendor is not aware of any defects, failures or impairments in the title of the Corporation or the Tamaka Subsidiary to the Corporation Properties whether or not an action, suit, proceeding or inquiry is pending or Threatened and whether or not discovered by any third party, which in aggregate could have a Corporation Material Adverse Effect.

(f) No Person other than the Corporation and the Tamaka Subsidiary have any interest in the Corporation Properties or any of the Corporation Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest. Section 3.1(19)(f) of the Vendor Disclosure Letter sets out all outstanding royalties the Corporation and the Tamaka Subsidiary hold in respect of the Corporation Properties.

(g) There are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect the Corporation's or the Tamaka Subsidiary's interest in the Corporation Properties or any of the Corporation Mineral Rights and there are no areas of mutual interest provisions in any Contract that would affect the Corporation Properties and there are no royalties applicable other than as set out herein in the Corporation Properties.

(h) There are no material restrictions on the ability of the Corporation or the Tamaka Subsidiary to use, transfer or exploit the Corporation Properties or any of the Corporation Mineral Rights.

(i) Neither the Corporation nor the Tamaka Subsidiary has received any notice, whether written or oral, from any non-governmental organization, community, community group, Aboriginal Group or any Governmental Authority of any default or alleged default under, or any revocation or intention to revoke any interest of the Corporation or the Tamaka Subsidiary in any of the Corporation Properties or any of the Corporation Mineral Rights. Neither the Corporation nor the Tamaka Subsidiary has been in any default of any material covenant, condition, or proviso of any Corporation Mineral Right.

(j) Either the Corporation or the Tamaka Subsidiary has all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners, any nongovernmental organization, community, community group, Aboriginal Group or Governmental Authorities permitting the use of land by the Corporation, and mineral interests that are required to undertake activities as presently used or for the development uses contemplated on the Corporation Properties.

(k) Either the Corporation or the Tamaka Subsidiary has duly and timely satisfied all of the obligations required to be satisfied, performed and observed by them under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by the Corporation or the Tamaka Subsidiary under any agreement pertaining to the Corporation Properties and each such lease, contract or other agreement is enforceable and in full force and effect.

(l) Subject to the rights, covenants, conditions and stipulations in the title documents and any agreement pertaining to the Corporation Properties and on the lessee's or holder's part thereunder to be paid or performed and observed, the Corporation or the Tamaka Subsidiary, as applicable, may enter into and upon, hold and enjoy the Corporation Properties for the remainder of their respective terms and all renewals or extensions thereof for the Corporation or the Tamaka Subsidiary's own use and benefit without any lawful interruption of or by any other Person.

(m) Neither the Corporation nor the Tamaka Subsidiary has entered into any Contracts with any non-governmental organization, community, community group or Aboriginal Group.

(n) Except for the Corporation Mineral Rights, neither the Corporation nor the Tamaka Subsidiary is party to or bound by or subject to, nor has any such party agreed or become bound to enter into, any real property lease or sublease or other right of occupancy relating to real property, whether as lessor or lessee.

(o) Neither the Corporation nor the Tamaka Subsidiary owns or has an interest in, and is not a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property.

(p) Either the Corporation or the Tamaka Subsidiary has legal and unconditional rights of access granted by the Governmental Authority having jurisdiction between the Corporation Properties and the open, dedicated public highway known as Highway 72.

(20) *Contracts*. Section 3.1(20) of the Vendor Disclosure Letter contains a list of all Corporation Material Contracts. All Corporation Material Contracts to which the Corporation is a party are in full force and effect, and the Corporation is entitled to all rights and benefits thereunder in accordance with the terms thereof. The Corporation has made available to the Purchaser for inspection true and complete copies of all Corporation Material Contracts, and all such Corporation Material Contracts have been provided to the Purchaser pursuant to its due diligence requests. All of the Corporation Material Contracts are valid and binding obligations of the Corporation enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. The Corporation has complied in all material respects with all terms of such Corporation Material Contracts, has paid all amounts due thereunder, has not waived any rights thereunder and no material default or breach exists in respect thereof on the part of the Corporation or, to the knowledge of the Vendor, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Corporation Material Contracts. As at the date hereof, the Corporation has not received written notice that any party to a Corporation Material Contract intends to cancel, terminate or otherwise modify or not renew such Corporation Material Contract, and to the knowledge of the Vendor, no such action has been Threatened. The Corporation is not a party to any Corporation Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of the Corporation.

(21) *Employment Matters*.

(a) Neither the Corporation nor the Tamaka Subsidiary has any employees or independent contractors. Neither the Corporation nor the Tamaka Subsidiary has had any employees or independent contractors in the two (2) years prior to the date hereof.

(b) Neither the Corporation nor the Tamaka Subsidiary has provided Employee Benefits to any Person in the two (2) years prior to the Closing Date and neither the Corporation nor the Tamaka Subsidiary has any liability or obligation to provide, or make contributions in respect of, post-retirement or post-employment Employee Benefits to any of their respective former employees or the beneficiaries of such former employees.

(22) *Insurance*. Section 3.1(22) of the Vendor Disclosure Letter sets out true, accurate and complete particulars of all insurance policies of the Corporation in force, specifying in each case, the name of the insurer, the relevant risks insured against, the amount of the coverage, the amount of the deductible, the policy number and any pending claims. The Corporation (i) is not in material default with respect to any of the provisions contained in any such insurance policy; or (ii) has not failed to give notice or present any claim under any insurance policy in a due and timely manner. There are no claims by the Corporation under any of the insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policies or in respect of which such underwriters have reserved their rights.

(23) *Environmental Matters.*

(a) Section 3.1(23)(a) of the Vendor Disclosure Letter lists all of the material Licences of the Corporation and the Tamaka Subsidiary issued under or in connection with Environmental Laws.

(b) Currently and during the past five years, the Corporation and the Tamaka Subsidiary:

(i) are and were in compliance in all material respects with all applicable Environmental Laws;

(ii) have duly obtained all Licences necessary to conduct the Business in compliance in all material respects with all Environmental Laws;

(iii) have filed all applications necessary to renew or obtain any necessary Licences in a timely fashion so as to allow them to continue to operate the Business in compliance with applicable Environmental Laws, and the Vendor does not expect such new or renewed licenses, permits or other authorizations to include any terms or conditions that will have a Corporation Material Adverse Effect;

(iv) have not received notice that the Corporation is in material default or breach of any such Licence; and

(v) have not received any written order, notice or other communication from any Governmental Authority of material non-compliance with any Environmental Law which would give rise to an undischarged liability.

(c) There are no pending or, to the knowledge of the Vendor, Threatened Legal Proceedings relating to the Corporation arising under or in respect of any Environmental Law.

(d) To the knowledge of the Vendor, there are no investigations or reviews out of the ordinary course being conducted by any Governmental Authority on the assets and properties currently owned, leased or used by the Corporation under Environmental Laws.

(e) To the knowledge of the Vendor, there is no remedial or corrective action necessary to ensure that the conduct of the Business or the ownership, possession, control or management of the assets and properties of the Corporation is in material compliance with Environmental Laws and that could reasonably result in material Liability.

(f) To the knowledge of the Vendor, the assets and properties currently owned, leased or used by the Corporation have not been used to generate, manufacture, treat, transport, store, dispose of, transfer, produce or process any Hazardous Substances, except in compliance with all Environmental Laws.

(g) To the knowledge of the Vendor, there are no past or present events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent compliance or continued compliance by the Corporation or the Tamaka Subsidiary with the Environmental Laws as in effect on the date hereof or which may give rise to any

liability under the Environmental Laws, or otherwise form the basis of any Legal Proceeding, based on or related to the manufacture, generation, processing, distribution, use, treatment, storage, disposal, transport or handling, or the release or Threatened release into the indoor or outdoor environment by the Corporation or the Tamaka Subsidiary of any Hazardous Substances.

(24) *Licences*. Section 3.1(24) of the Vendor Disclosure Letter, set outs a complete and accurate list of all Licences required by Applicable Laws that are necessary to conduct the Business as it is now being conducted. There are no other licenses, permits, approvals, consents, certificates, registrations, or authorizations, necessary to carry on its Business as presently carried on or to own or lease any of the material property or assets utilized in connection with the Business. Each Licence is valid and subsisting and in good standing and there is no default or breach of any Licence and, to the knowledge of the Vendor, no proceeding is pending or threatened to revoke or limit any Licence. No Licence is non-renewable, expires within 12 months or contains any burdensome term, provision, condition or limitation which has or could reasonably be expected to have a Corporation Material Adverse Effect.

(25) *Technical Reports; Mineral Reserves and Resources.*

(a) The Vendor has provided the Purchaser with access to full and complete copies of all material exploration information and data relating to the Corporation Properties and the Corporation Mineral Rights which is owned by, or within the possession or control of, the Vendor, the Corporation or the Tamaka Subsidiary, including, without limitation, all material geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Corporation Properties and the Corporation Mineral Rights.

(b) The technical report prepared for the Vendor entitled *"Technical Report and Resources Estimation Update, Goldlund Gold Project, Sioux Lookout, ON"*, issued April 1, 2019 and effective as of March 15, 2019 (the "**Goldlund Technical Report**") complies in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presents the quantity of mineral resources attributable to the Goldlund Property evaluated therein as at the date stated therein based upon information available at the time the report was prepared and subject to the assumptions and limitations contained therein. The Vendor does not have knowledge of a material adverse change in any price, resources or other relevant information provided since the date such information was provided and there has been no change of which the Vendor is or should be aware that would disaffirm or change any aspect of the Goldlund Technical Report (including the amount of any mineral resources or mineral reserves set out therein).

(c) All of the material assumptions underlying the resource estimates in the Goldlund Technical Report are reasonable and appropriate.

(d) All technical reports prepared for internal purposes only and not to be considered as technical reports required to be filed in accordance with NI 43-101 respecting internal preliminary resource estimates or for internal preliminary economic planning purposes have been prepared in accordance with applicable professional geological and engineering standards applicable to such technical reports. Copies of all such reports have been made available to the Purchaser.

(26) *Regulatory and Operational Matters.*

(a) The Corporation has operated and is currently operating in material compliance with all Applicable Laws, including all applicable rules, regulations, guidelines and policies of any Regulatory Authorities.

(b) The Corporation has operated and is currently operating its Business in compliance with all Licences of the Regulatory Authorities in all material respects and has made all requisite material declarations and filings with the Regulatory Authorities. The Corporation has not received any written notices or other correspondence from the Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Licence relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of the Corporation to operate its Business.

(c) Except as would not, individually or in the aggregate, be reasonably expected to result in a Corporation Material Adverse Effect:

(i) all rentals, royalties, overriding royalty interests, production payments, net profit interests, burdens, payments and obligations due and payable, or to be performed, as the case may be, on or prior to the date hereof under, with respect to, or on account of, the Corporation Properties have been duly paid, duly performed, or otherwise provided for prior to the date hereof;

(ii) all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements relating to the Corporation Properties to which the Corporation or the Tamaka Subsidiary is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business;

(iii) to the knowledge of the Vendor, as of the date of this Agreement there are no operational, geotechnical, geochemical or structural issues, social conflicts or limitations to surface rights, relating to the exploration and development of the Corporation Properties; and

(iv) any and all operations of the Corporation and the Tamaka Subsidiary and, to the knowledge of the Vendor, any and all operations by third parties, on or in respect of the Corporation Properties have been conducted in accordance with reasonable and prudent Canadian mining industry practices and in compliance with Applicable Laws.

(27) *Compliance with Laws.* The Corporation and the Tamaka Subsidiary have complied with and are not in violation of any Applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Corporation Material Adverse Effect.

(28) *Corrupt Practices Legislation.* To the knowledge of the Vendor, neither the Corporation nor the Tamaka Subsidiary, nor any of their respective officers, directors or employees acting on behalf of the Corporation or the Tamaka Subsidiary have taken, committed to take or been alleged to have taken any action which would cause the Corporation or the Tamaka Subsidiary to be in violation of the United States'

Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the *Corruption of Foreign Public Officials Act* (Canada) (and the regulations promulgated thereunder) or any Applicable Law of similar effect in any other jurisdiction, and to the knowledge of the Vendor no such action has been taken by any of the agents, representatives or other Persons acting on behalf of the Corporation or the Tamaka Subsidiary.

(29) *Aboriginal Affairs.*

(a) There is no Aboriginal Claim of which Corporation or the Tamaka Subsidiary has received notice, which has been made or, to the knowledge of Vendor, Threatened with respect to any Corporation Property or Licence in respect of, or otherwise related to the Corporation, the Tamaka Subsidiary or any Corporation Property.

(b) To the knowledge of the Vendor, no other Person, including Persons representing or purporting to represent an Aboriginal Group, and no Aboriginal Group, has asserted any right or interest of any kind whatsoever, relating to the Corporation Properties.

(c) There has not been any blockade or other program of civil disobedience undertaken by any Aboriginal Group with respect to any Corporation Property or otherwise affecting any Corporation Property, nor to the knowledge of the Vendor has any responsible official of any Aboriginal Group threatened the Corporation or the Tamaka Subsidiary with any blockade or other program of civil disobedience with respect to any Corporation Property or which could reasonably be expected to affect any Corporation Property.

(30) *Non-Governmental Organizations and Community Groups.* No material dispute between the Corporation or the Tamaka Subsidiary and any nongovernmental organization, community, community group, civil organization or Aboriginal Group exists or, to the knowledge of the Vendor, is Threatened or imminent with respect to any of the Corporation Properties or exploration activities. The Vendor has provided the Purchaser with full and complete access to all material correspondence received by the Corporation, the Tamaka Subsidiary or their Representatives from any non-governmental organization, community, community group, civil organization or Aboriginal Group.

(31) *No Business Restrictions.* There is no agreement (non-compete or otherwise), commitment, judgment, injunction, order or decree to which the Corporation or the Tamaka Subsidiary is party or which is otherwise binding upon the Corporation or the Tamaka Subsidiary which has or reasonably could be expected to have the effect of prohibiting or impairing any business practice of the Corporation or the Tamaka Subsidiary, any acquisition of property (tangible or intangible) by the Corporation or the Tamaka Subsidiary or the conduct of business by the Corporation or the Tamaka Subsidiary, as currently conducted or proposed to be conducted.

(32) *No Option on Assets.* No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Corporation or the Tamaka Subsidiary of any of the material assets of the Corporation or the Tamaka Subsidiary other than pursuant to the transactions contemplated in this Agreement.

(33) *Intellectual Property.* Neither the Corporation nor the Tamaka Subsidiary owns any intellectual property. To the knowledge of the Vendor, the operation of the Business does not infringe or misappropriate the intellectual property rights of any Person, violate the rights of any Person (including rights to privacy or publicity) or constitute unfair competition or trade practices under Applicable Laws.

(34) *Title and Sufficiency of Assets.* The Corporation and the Tamaka Subsidiary have good and marketable title to all of their respective properties and assets including, without limitation, the properties and assets used in or required to operate the Business free and clear of all Liens other than the Permitted Liens.

(35) *Other Negotiations.* Neither the Vendor, the Corporation nor the Tamaka Subsidiary (a) has entered into any agreement that conflicts with any of the transactions contemplated by this Agreement, or (b) has entered into any agreement or had any discussions with any Person regarding any transaction involving the Vendor, the Corporation or the Tamaka Subsidiary which could reasonably be expected to result in any of the Vendor, the Corporation, the Tamaka Subsidiary or to the knowledge of Vendor any of their respective officers, directors or employees being subject to any claim for liability to such Person as a result of entering into this Agreement or consummating the transactions contemplated hereby.

(36) *Finders' Fee.* Other than set forth in Section 3.1(36) of the Vendor Disclosure Letter, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Vendor or the Corporation who is entitled to any fee or commission in connection with the consummation of the transactions contemplated by this Agreement.

(37) *No Collateral Benefit.* To the knowledge of the Vendor, no related party of the Vendor, the Corporation or the Tamaka Subsidiary: (1) is a party to any connected transaction to the Transaction; or (2) is entitled to receive any collateral benefit as a consequence of the Transaction or other transactions contemplated by this Agreement. The terms "related party", "connected transaction", and "collateral benefit" used in this paragraph are as defined in MI 61-101.

3.2 Representations and Warranties of the Purchaser. Except to the extent that such representations and warranties are qualified by the Purchaser Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), the Purchaser hereby represents and warrants to and in favour of the Vendor as follows, and acknowledges that the Vendor is relying upon such representations and warranties in connection with the entering into of this Agreement:

(1) *Approval.* The execution and delivery of this Agreement and all Ancillary Agreements and the completion of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Purchaser. The board of directors of the Purchaser has authorized the issuance of the Consideration Shares and, upon the issuance of the Consideration Shares in accordance with the terms hereof the Consideration Shares will be validly issued as fully-paid and non-assessable Purchaser Shares. The board of directors of the Purchaser has authorized the issuance of the Consideration Warrants and, upon due exercise in accordance with the terms of the Consideration Warrants, the Purchaser Shares underlying the Consideration Warrants will be validly issued as fully-paid and non-assessable Purchaser Shares.

(2) *Authority Relative to this Agreement.* The Purchaser has the requisite corporate power, authority and capacity to enter into this Agreement and each applicable Ancillary Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and each applicable Ancillary Agreement by the Purchaser and the performance by the Purchaser of its obligations under this Agreement and each applicable Ancillary Agreement have been duly authorized by the board of directors of the Purchaser and no other corporate proceedings on its part are necessary to authorize this Agreement and each applicable Ancillary Agreement. This Agreement and each applicable Ancillary Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of

the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary. The Purchaser is not an insolvent person within the meaning of Applicable Law and will not become an insolvent person as a result of the Closing. There is no Order outstanding against or affecting the Purchaser which, in any such case, affects adversely or might affect adversely the ability of the Purchaser to enter into this Agreement or any Ancillary Agreement or to perform its obligations hereunder.

(3) *Organization.* The Purchaser and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all Applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. No act or proceeding has been taken or authorized by or against the Purchaser or any of its subsidiaries by any other Person in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of the Purchaser or any of its subsidiaries or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Purchaser or any of its subsidiaries and no such proceedings have been Threatened by any other Person.

(4) *Capitalization.* The authorized share capital of the Purchaser consists of an unlimited number of Purchaser Shares. As of the close of business on June 2, 2020, there are issued and outstanding 169,728,932 Purchaser Shares. As of the close of business on June 2, 2020, an aggregate of up to 9,675,000 Purchaser Shares are issuable upon the exercise of 9,675,000 Purchaser Options, an aggregate of 18,562,500 Purchaser Shares are issuable upon conversion of convertible debentures of the Purchaser and 31,528,639 Purchaser Shares are issuable upon the exercise of 31,528,639 share purchase warrants of the Purchaser (collectively, the "**Purchaser Convertible Securities**"), there are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by the Purchaser of any securities of the Purchaser (including Purchaser Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of the Purchaser (including Purchaser Shares) or of any subsidiary of the Purchaser. Other than the Purchaser Shares and the Purchaser Convertible Securities, there are no other securities of the Purchaser outstanding. All outstanding Purchaser Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Purchaser Shares issuable upon the exercise of Purchaser Convertible Securities in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of the Purchaser (including the Purchaser Shares) have been issued in compliance with all Applicable Laws. Other than the Purchaser Shares and the Purchaser Convertible Securities, there are no securities of the Purchaser or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with holders of Purchaser Shares on any matter. There are no outstanding contractual or other obligations of the Purchaser or any of its subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its outstanding securities. There are no outstanding bonds, debentures or other evidences of indebtedness of the Purchaser or any of its subsidiaries having the right to vote with the holders of the outstanding Purchaser Shares on any matter.

(5) *Reporting Issuer Status and Securities Law Matters.* The Purchaser is a "reporting issuer" and not on the list of reporting issuers in default under applicable Securities Laws in British Columbia and

Ontario. No delisting, suspension of trading in or cease trading order with respect to any securities of the Purchaser and, to the knowledge of the Purchaser, no inquiry or investigation (formal or informal) of any Securities Authorities, is in effect or ongoing or, to the knowledge of the Purchaser, expected to be implemented or undertaken.

(6) *Ownership of Subsidiaries.* Section 3.2(6) of the Purchaser Disclosure Letter includes complete and accurate lists of all subsidiaries owned, directly or indirectly, by the Purchaser, each of which is wholly-owned. All of the issued and outstanding shares and other ownership interests in the subsidiaries of the Purchaser are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by the Purchaser are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares or other ownership interests in or to the material assets or properties of any of the subsidiaries of the Purchaser. There are no Contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of the Purchaser to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests.

(7) *Public Filings.* The Purchaser has filed all documents required to be filed by it in accordance with applicable Securities Laws. The Purchaser has filed all necessary documents and information required to be filed with the Securities Authorities and the TSX. All such documents and information comprising the Purchaser Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto):

(a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and

(b) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Purchaser Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the TSX. The Purchaser has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential.

(8) *Purchaser Financial Statements.* The Purchaser's audited financial statements as at and for the fiscal year ended December 31, 2019 and 2018 and unaudited financial statements as at and for the three months ended March 31, 2020 and 2019 (including the notes thereto) (collectively, the "**Purchaser Financial Statements**") were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of the Purchaser's independent auditors) and fairly present in all material respects the consolidated financial position, results of operations and changes in equity of the Purchaser and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Purchaser and its subsidiaries on a consolidated basis. There has been no material change in the Purchaser's accounting policies, except as described in the notes to the Purchaser Financial Statements, since March 31, 2020.

(9) *Internal Controls and Financial Reporting.* The Purchaser has designed and implemented disclosure controls and procedures to provide reasonable assurance that material information relating to the Purchaser, including its consolidated subsidiaries, is made known to the Chief Executive Officer and

the Chief Financial Officer of the Purchaser by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the periods in which filings are being prepared. The Purchaser has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date hereof, to the Purchaser's auditors and the audit committee of the board of directors of the Purchaser:

(a) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Purchaser's ability to record, process, summarize and report financial information and has identified for the Purchaser's auditors and the board of directors of the Purchaser any material weaknesses in internal control over financial reporting; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Purchaser's internal control over financial reporting.

To the knowledge of the Purchaser, as at March 31, 2020, there were no material weaknesses or significant deficiencies in such internal controls and as of the date hereof, nothing has come to the attention of the Purchaser that has caused the Purchaser to believe that there are any material weaknesses or significant deficiencies in such internal controls.

(10) *Books and Records*. The Books and Records of the Purchaser and its subsidiaries, in all material respects:

(a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years;

(b) in each case are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Purchaser and its subsidiaries;

(c) accurately and fairly reflect the basis for the Purchaser Financial Statements.

(11) *Minute Books*. The minute books of each of the Purchaser and its subsidiaries, which have been provided to the Vendor prior to the date hereof, are true and correct in all respects, and contain the minutes of all meetings of the boards of directors, committees of the boards of directors and shareholders and all resolutions passed by the boards of directors, committees of the boards of directors and the shareholders.

(12) *No Undisclosed Liabilities*. The Purchaser and its subsidiaries have no outstanding indebtedness or liabilities and none is a party to or bound by any surety-ship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the Purchaser Financial Statements or incurred in the Ordinary Course of Business of the Purchaser and its subsidiaries since March 31, 2020.

(13) *Absence of Conflicting Agreements*. The execution, delivery and performance of this Agreement by the Purchaser and the completion (with any required regulatory approvals, any required consents and the giving of any required notices) of the transactions contemplated by this Agreement by the Purchaser do not and will not result in or constitute any of the following:

(a) a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of the constating documents of the Purchaser or of any Contract or Licence of the Purchaser;

(b) an event which, pursuant to the terms of any Contract or Licence of the Purchaser, would cause any right or interest of the Purchaser to come to an end or be amended in any way that is detrimental to the business of the Purchaser or entitle any other Person to terminate or amend any such right or interest or relieve any other Person of its obligations thereunder;

(c) the creation or imposition of any Lien on any property or asset of the Purchaser or any of its subsidiaries; or

(d) the violation of any Applicable Law.

(14) *No Consent*. No consent, approval, order, registration, notice, declaration or filing with, any Governmental Authority or other Person is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement or any Ancillary Agreement, or the consummation by the Purchaser of the transactions contemplated hereby or thereby, other than the third party consents, approvals and notices listed in Section 3.2(14) of the Purchaser Disclosure Letter.

(15) *Business Carried on in Ordinary Course*. The business of the Purchaser has been carried on in the Ordinary Course of Business of the Purchaser since March 31, 2020 and since such date:

(a) there has not been any event, occurrence, development or state of circumstances or facts which has had or is reasonably likely to give rise to a Purchaser Material Adverse Effect;

(b) there has not been any material write-down by the Purchaser of any assets of the Purchaser or its subsidiaries;

(c) there has been no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise and whether matured or unmatured) which has had or is reasonably likely to have a Purchaser Material Adverse Effect;

(d) neither the Purchaser nor any of its subsidiaries has acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or incurred or committed to incur capital expenditures in excess of $50,000 in the aggregate, as of the date hereof, nor has the Purchaser or any of its subsidiaries agreed to do any of the foregoing;

(e) there has not been any acquisition or sale, lease, license, expiry or other disposition by the Purchaser or any of its subsidiaries of any interest in any Purchaser Mineral Rights;

(f) neither the Purchaser nor any of its subsidiaries has entered into any Purchaser Material Contract or amended, modified, relinquished, terminated or failed to renew any Purchaser Material Contract;

(g) there has not been any satisfaction or settlement of any material claim, liability or obligation of the Purchaser or any of its subsidiaries;

(h) the Purchaser has not made any change in accounting policies, principles, methods, practices or procedures (including for bad debts, contingent liabilities or otherwise);

(i) there has been no waiver by the Purchaser or any of its subsidiaries or agreement to waive, any right of substantial value and neither the Purchaser nor any of its subsidiaries has entered into any commitment or transaction not in the Ordinary Course of Business of the Purchaser where such right, commitment or transaction is or would be material in relation to the Purchaser (on a consolidated basis) or its business; and

(j) neither the Purchaser nor any of its subsidiaries has agreed, announced, resolved or committed to do any of the foregoing.

(16) *No Defaults.* The Purchaser is not in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any Contract, or Licence to which it is a party which would, if terminated due to such default, cause a Purchaser Material Adverse Effect.

(17) *Legal Proceedings.* Other than as disclosed in Section 3.2(17) of the Purchaser Disclosure Letter, there are no Legal Proceedings pending or, to the knowledge of the Purchaser, Threatened affecting the Purchaser or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any non-governmental organization, community, community group, Aboriginal Group or any Governmental Authority, including matters arising under Environmental Laws. Neither the Purchaser nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding Order.

(18) *Taxes.*

(a) Except as disclosed in Section 3.2(18)(a) of the Purchaser Disclosure Letter, (i) the Purchaser and each of its subsidiaries has prepared and filed when due with each relevant Governmental Authority all Tax Returns required to be filed by or on behalf of the Purchaser and each of its subsidiaries in respect of any Taxes, (ii) all such Tax Returns are correct and complete in all material respects, and no material fact has been omitted therefrom, (iii) no extension of time in which to file any such Tax Returns is in effect, (iv) the Purchaser and each of its subsidiaries has paid in full and when due all Taxes required to be paid by it, whether or not such Taxes are shown on a Tax Return or on any assessments or reassessments, and (v) no Governmental Authority has asserted that the Purchaser or any of its subsidiaries is required to file Tax Returns or pay any Taxes in any jurisdiction where it does not do so.

(b) The Purchaser's Financial Records fully reflect accrued liabilities as at the respective dates for all Taxes which were not yet then due and payable and for which Tax Returns were not yet then required to be filed. Except as disclosed in Section 3.2(18)(b) of the Purchaser Disclosure Letter, there are no Legal Proceedings, pending or, to the knowledge of the Purchaser, Threatened against or affecting the Purchaser or any of its subsidiaries in respect of Taxes nor are any issues under discussion with any Governmental Authority relating to any matters which could result in claims for additional Taxes.

(c) The Purchaser and each of its subsidiaries have duly and timely collected all amounts on account of any sales, use or transfer Taxes (including Taxes imposed pursuant to Part IX of the *Excise Tax Act* (Canada)) required by Applicable Law to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Applicable Law to be remitted by it.

(d) The Purchaser and each of its subsidiaries have duly and timely withheld or caused to be withheld all Taxes and other amounts required by Applicable Law to have been withheld in connection with any amounts paid or owing to any employee, director, officer, non-resident person or other third party and has duly and timely remitted or paid to the appropriate Governmental Authority such Taxes and other amounts required by Applicable Law to be remitted or paid or by it.

(e) The Purchaser is a "taxable Canadian corporation" (within the meaning of the Tax Act).

(f) There are no transactions or events that have resulted, and no circumstances existing, which could result in the application to the Purchaser or any of its subsidiaries of sections 17, 78, 80, 80.01, 80.02, 80.03, 80.04 of the Tax Act or any analogous provision of any comparable Applicable Law of any jurisdiction.

(g) Neither the Purchaser or any of its subsidiaries have acquired property from a Person not dealing at arm's length (for purposes of the Tax Act) with it in circumstances that would result in the Purchaser or any of its subsidiaries, as the case may be, becoming liable under subsection 160(1) of the Tax Act or any analogous provision of any Applicable Law of any jurisdiction.

(h) The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Purchaser or any of its subsidiaries and any Person that is (i) a non-resident of Canada for purposes of the Tax Act, and (ii) not dealing at arm's length (within the meaning of the Tax Act) with the Purchaser or its subsidiary, as applicable, do not differ from those that would have been made between persons dealing at arm's length (within the meaning of the Tax Act), and records or documents meeting the requirements of paragraphs 247(4)(a) to (c) of the Tax Act have been prepared or otherwise obtained in respect of all such transactions.

(i) There are no Liens for Taxes upon any properties or assets of the Purchaser or any of its subsidiaries.

(j) Except for any expense not yet required to be incurred or renounced or as disclosed in Section 3.2(18)(j) of the Purchaser Disclosure Letter, the Purchaser and its subsidiaries, as the case may be, have complied with and satisfied all obligations to incur expenses, make required disbursements and renounce to any third party any Canadian exploration expense or Canadian development expense with respect to any flow-through shares issued by the Purchaser.

(19) *Interest in Properties and Mineral Rights.*

(a) Other than as disclosed in Section 3.2(19)(a) of the Purchaser Disclosure Letter, the Purchaser or one of its subsidiaries is the sole legal and beneficial owner of all right, title and interest in and to the Goliath Property and all other mineral properties in which the Purchaser or any of its subsidiaries holds an interest (collectively, the "**Purchaser Properties**") and all of the Purchaser's and its subsidiaries' material mineral interests and rights (including any material claims, prospecting permits, mining leases, mining claims or other mining rights, in each case, either existing under contract, by operation of Applicable Law or otherwise) (collectively, the "**Purchaser Mineral Rights**"), in each case free and clear of any Liens (other than Permitted Liens). All of the Purchaser Properties and the Purchaser Mineral Rights are set out in the Purchaser Public Disclosure Record, and neither the Purchaser nor its subsidiaries owns or has any interest in any other material real property or any material mineral interests and rights;

(b) All of the Purchaser Mineral Rights have been properly located and recorded in compliance with Applicable Law and are comprised of valid and subsisting mineral claims;

(c) The Purchaser Properties and the Purchaser Mineral Rights are in good standing under Applicable Law and, to the knowledge of the Purchaser, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(d) Neither the Purchaser nor any of its subsidiaries have elected or refused to participate in any exploration, development or other operations with respect to the Purchaser Properties which has or may give rise to any penalties, forfeitures or reduction of its interest by virtue of any conversion or other alteration occurring under the title and operating documents which govern the Purchaser Properties;

(e) There is no material adverse claim against or challenge to the title to or ownership of the Purchaser Properties or any of the Purchaser Mineral Rights. The Purchaser is not aware of any defects, failures or impairments in the title of the Purchaser to the Purchaser Properties whether or not an action, suit, proceeding or inquiry is pending or Threatened and whether or not discovered by any third party, which in aggregate could have a Purchaser Material Adverse Effect.

(f) Other than as disclosed in Section 3.2(19)(f) of the Purchaser Disclosure Letter, no Person other than the Purchaser or its subsidiaries has any interest in the Purchaser Properties or any of the Purchaser Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(g) There are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect the Purchaser's or its subsidiary's interest in the Purchaser Properties or any of the Purchaser Mineral Rights;

(h) There are no material restrictions on the ability of the Purchaser and its subsidiaries to use, transfer or exploit the Purchaser Properties or any of the Purchaser Mineral Rights, except pursuant to Applicable Law;

(i) Neither the Purchaser nor any of its subsidiaries has received any notice, whether written or oral, from any non-governmental organization, community, community group Aboriginal Group or any Governmental Authority of any revocation or intention to revoke any interest of the Purchaser or any of its subsidiaries in any of the Purchaser Properties or any of the Purchaser Mineral Rights;

(j) The Purchaser and/or its subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners, any non-governmental organization, community, community group, Aboriginal Group or Governmental Authorities permitting the use of land by the Purchaser and/or its subsidiaries, and mineral interests that are required to undertake activities as presently contemplated on the Purchaser Properties;

(k) Either the Purchaser or its subsidiaries have duly and timely satisfied all of the obligations required to be satisfied, performed and observed by them under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by the Purchaser or its subsidiaries under any agreement pertaining to the Purchaser Properties and each such lease, contract or other agreement is enforceable and in full force and effect.

(l) Subject to the rights, covenants, conditions and stipulations in the title documents and any agreement pertaining to the Purchaser Properties and on the lessee's or holder's part thereunder to be paid or performed and observed, the Purchaser or its subsidiaries, as applicable, may enter into and upon, hold and enjoy the Purchaser Properties for the remainder of their respective terms and all renewals or extensions thereof for the Purchaser's or its subsidiaries' own use and benefit without any lawful interruption of or by any other Person; and

(m) Other than as disclosed in Section 3.2(19)(m) of the Purchaser Disclosure Letter, neither the Purchaser nor any of its subsidiaries has entered into any Contracts, whether oral or written, with any non-governmental organization, community, community group or Aboriginal Group.

(20) *Contracts*. All Contracts material to the Purchaser and its subsidiaries, taken as a whole (the "**Purchaser Material Contracts**"), are in full force and effect, and the Purchaser or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. The Purchaser has made available to the Vendor for inspection true and complete copies of all Purchaser Material Contracts. Section 3.2(20) of the Purchaser Disclosure Letter contains a list of all Purchaser Material Contracts. All of the Purchaser Material Contracts are valid and binding obligations of the Purchaser or its subsidiaries, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. The Purchaser and its subsidiaries have complied in all material respects with all terms of such Purchaser Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of the Purchaser, any of its subsidiaries or, to the knowledge of the Purchaser, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Purchaser Material Contracts. As at the date

hereof, neither the Purchaser nor any of its subsidiaries has received written notice that any party to a Purchaser Material Contract intends to cancel, terminate or otherwise modify or not renew such Purchaser Material Contract, and to the knowledge of the Purchaser, no such action has been threatened. Neither the Purchaser nor any of its subsidiaries is a party to any Purchaser Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of the Purchaser or any of its subsidiaries.

(21) *Licences*. The Purchaser and each of its subsidiaries has obtained and is in compliance with all Licences required by Applicable Laws that are necessary to conduct its current business as it is now being conducted (which, for greater certainty, includes the exploration for mineral deposits), except where the failure to hold or comply with such Licences would not, individually or in the aggregate, have a Purchaser Material Adverse Effect. Each Licence is valid and subsisting and in good standing and there is no default or breach of any Licence and, to the knowledge of the Purchaser, no proceeding is pending or threatened to revoke or limit any Licence. No Licence is non-renewable, expires within 12 months or contains any burdensome term, provision, condition or limitation which has or could reasonably be expected to have a Purchaser Material Adverse Effect.

(22) *Technical Report; Mineral Reserves and Resources*.

(a) The Purchaser has provided the Vendor with access to full and complete copies of all material exploration information and data relating to the Purchaser Properties and the Purchaser Mineral Rights which is owned by, or within the possession or control of, the Purchaser and its subsidiaries, including, without limitation, all material geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Purchaser Properties and the Purchaser Mineral Rights.

(b) The Goliath Technical Report complies in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presents the quantity of mineral resources attributable to the Goliath Property evaluated therein as at the date stated therein based upon information available at the time the report was prepared and subject to the assumptions and limitations contained therein. The Purchaser does not have knowledge of a material adverse change in any production, cost, price, resources or other relevant information provided since the date such information was provided and there has been no change of which the Purchaser is or should be aware that would disaffirm or change any aspect of the Goliath Technical Report (including the amount of any mineral resources or mineral reserves set out therein).

(c) All of the material assumptions underlying the resource estimates in the Goliath Technical Report are reasonable and appropriate.

(d) All technical reports prepared for internal purposes only and not to be considered as technical reports required to be filed in accordance with NI 43-101 respecting internal preliminary resource estimates or for internal preliminary economic planning purposes have been prepared in accordance with applicable professional geological and engineering standards applicable to such technical reports. Copies of all such reports have been made available to the Vendor.

(23) *Regulatory and Operational Matters.*

(a) The Purchaser and its subsidiaries have operated and are currently operating in material compliance with all Applicable Laws, including all applicable rules, regulations, guidelines and policies of any Regulatory Authorities.

(b) The Purchaser and its subsidiaries have operated and are currently operating their respective businesses in compliance with the Licences of the Regulatory Authorities in all material respects and have made all requisite material declarations and filings with the Regulatory Authorities. The Purchaser and its subsidiaries have not received any written notices or other correspondence from the Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Licence relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of the Purchaser or its subsidiaries to operate their respective businesses.

(c) Except as would not, individually or in the aggregate, be reasonably expected to result in a Purchaser Material Adverse Effect:

(i) all rentals, royalties, overriding royalty interests, production payments, net profit interests, burdens, payments and obligations due and payable, or to be performed, as the case may be, on or prior to the date hereof under, with respect to, or on account of, the Purchaser Properties have been duly paid, duly performed, or otherwise provided for prior to the date hereof;

(ii) all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements relating to the Purchaser Properties to which the Purchaser is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business;

(iii) to the knowledge of the Purchaser, as of the date of this Agreement there are no operational, geotechnical, geochemical or structural issues, social conflicts or limitations to surface rights, relating to the exploration and development of the Purchaser Properties; and

(iv) any and all operations of the Purchaser and, to the knowledge of the Purchaser, any and all operations by third parties, on or in respect of the Purchaser Properties have been conducted in accordance with reasonable and prudent Canadian mining industry practices and in compliance with Applicable Laws.

(24) *Compliance with Laws.* The Purchaser and its subsidiaries have complied with and are not in violation of any Applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(25) *Absence of Cease Trade Orders.* No order ceasing or suspending trading in the Purchaser Shares (or any of them) or any other securities of the Purchaser is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of the Purchaser, are pending, contemplated or threatened.

(26) *Registration Rights*. No holder of Purchaser Shares has any right to compel the Purchaser to register or otherwise qualify the Purchaser Shares (or any of them) for public sale or distribution.

(27) *Corrupt Practices Legislation*. To the knowledge of the Purchaser, neither the Purchaser nor its subsidiaries and Affiliates, nor any of their respective officers, directors or employees acting on behalf of the Purchaser or any of its subsidiaries or Affiliates has taken, committed to take or been alleged to have taken any action which would cause the Purchaser or any of its subsidiaries or Affiliates to be in violation of the United States' *Foreign Corrupt Practices Act* (and the regulations promulgated thereunder), the *Corruption of Foreign Public Officials Act* (Canada) (and the regulations promulgated thereunder) or any Applicable Law of similar effect of any other jurisdiction, and to the knowledge of the Purchaser no such action has been taken by any of its agents, representatives or other Persons acting on behalf of the Purchaser or any of its subsidiaries or Affiliates.

(28) *Environmental Matters*.

(a) Currently and during the past five years, the Purchaser and each of its subsidiaries:

(i) are and were in compliance in all material respects with all applicable Environmental Laws;

(ii) have duly obtained all Licences necessary to conduct its business in compliance in all material respects with all Environmental Laws;

(iii) have filed all applications necessary to renew or obtain any necessary Licences in a timely fashion so as to allow them to continue to operate their business in compliance with applicable Environmental Laws, and the Purchaser does not expect such new or renewed licenses, permits or other authorizations to include any terms or conditions that will have a Purchaser Material Adverse Effect;

(iv) have not received notice that it is in material default or breach of any such Licence; and

(v) have not received any written order, notice or other communication from any Governmental Authority of material non-compliance with any Environmental Law which would give rise to an undischarged liability.

(b) There are no pending or, to the knowledge of the Purchaser, Threatened Legal Proceedings relating to the Purchaser or any of its subsidiaries arising under or in respect of any Environmental Law.

(c) To the knowledge of the Purchaser, there are no investigations or reviews out of the ordinary course being conducted by any Governmental Authority on the assets and properties currently owned, leased or used by the Purchaser or any of its subsidiaries under Environmental Laws.

(d) To the knowledge of the Purchaser, there is no remedial or corrective action necessary to ensure that the conduct of the business of the Purchaser or any of its subsidiaries or the ownership, possession, control or management of the assets and properties of the Purchaser or any of its subsidiaries is in material compliance with Environmental Laws and that could reasonably result in material Liability.

(e) To the knowledge of the Purchaser, the assets and properties currently owned, leased or used by the Purchaser and each of its subsidiaries have not been used to generate, manufacture, treat, transport, store, dispose of, transfer, produce or process any Hazardous Substances, except in compliance with all Environmental Laws.

(f) To the knowledge of the Purchaser, there are no past or present events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent compliance or continued compliance by the Purchaser with the Environmental Laws as in effect on the date hereof or which may give rise to any liability under the Environmental Laws, or otherwise form the basis of any Legal Proceeding, based on or related to the manufacture, generation, processing, distribution, use, treatment, storage, disposal, transport or handling, or the release or Threatened release into the indoor or outdoor environment by the Purchaser of any Hazardous Substances.

(29) *Aboriginal Affairs.*

(a) There is no Aboriginal Claim of which the Purchaser has received notice, which has been made or, to the knowledge of Purchaser, Threatened with respect to any Purchaser Property or Licence in respect of, or otherwise related to the Purchaser, any of its subsidiaries or any Purchaser Property.

(b) To the knowledge of the Purchaser, no other Person, including Persons representing or purporting to represent an Aboriginal Group, and no Aboriginal Group, has asserted any right or interest of any kind whatsoever, relating to the Purchaser Properties.

(c) There has not been any blockade or other program of civil disobedience undertaken by any Aboriginal Group with respect to any Purchaser Property or otherwise affecting any Purchaser Property, nor to the knowledge of the Purchaser has any responsible official of any Aboriginal Group threatened the Purchaser or any of its subsidiaries with any blockade or other program of civil disobedience with respect to any Purchaser Property or which could reasonably be expected to affect any Purchaser Property.

(30) *Non-Governmental Organizations and Community Groups.* No material dispute between the Purchaser or its subsidiaries and any nongovernmental organization, community, community group, civil organization or Aboriginal Group exists or, to the knowledge of the Purchaser, is Threatened or imminent with respect to any of the Purchaser Properties or exploration activities. The Purchaser has provided the Vendor with full and complete access to all material correspondence received by the Purchaser or any of its subsidiaries or their Representatives from any non-governmental organization, community, community group, civil organization or Aboriginal Group.

(31) *No Business Restrictions.* There is no agreement (non-compete or otherwise), commitment, judgment, injunction, order or decree to which the Purchaser or any of its subsidiaries is party or which is otherwise binding upon the Purchaser or any of its subsidiaries which has or reasonably could be expected to have the effect of prohibiting or impairing any business practice of the Purchaser or its subsidiaries, any acquisition of property (tangible or intangible) by the Purchaser or its subsidiaries or the conduct of business by the Purchaser or its subsidiaries, as currently conducted or proposed to be conducted.

(32) *No Option on Assets*. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Purchaser or any of its subsidiaries of any of the material assets of the Corporation or its subsidiaries.

(33) *Other Negotiations*. Neither the Purchaser nor any subsidiary (a) has entered into any agreement that conflicts with any of the transactions contemplated by this Agreement, or (b) has entered into any agreement or had any discussions with any Person regarding any transaction involving the Purchaser or any of its subsidiaries which could reasonably be expected to result in any of the Purchaser or its subsidiaries or to the knowledge of Purchaser any of their respective officers, directors or employees being subject to any claim for liability to such Person as a result of entering into this Agreement or consummating the transactions contemplated hereby.

(34) *Finders' Fee*. Other than set forth in Section 3.2(34) of the Purchaser Disclosure Letter, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Purchaser who is entitled to any fee or commission in connection with the consummation of the transactions contemplated by this Agreement.

(35) *No Collateral Benefit*. To the knowledge of the Purchaser, no related party of the Purchaser: (1) is a party to any connected transaction to the Transaction; or (2) is entitled to receive any collateral benefit as a consequence of the Transaction or other transactions contemplated by this Agreement. The terms "related party", "connected transaction", and "collateral benefit" used in this paragraph are as defined in MI 61-101.

ARTICLE 4
CLOSING ARRANGEMENTS

4.1 Closing. The Closing shall take place at 8:00 a.m. (Toronto time) (the "**Closing Time**") on the Closing Date at the offices of Dentons Canada LLP (provided that all or a portion of the closing steps may performed electronically as the parties may agree), or at such other time on the Closing Date or such other place as may be agreed orally or in writing by the Vendor and the Purchaser.

4.2 Vendor's Closing Deliveries. At the Closing, the Vendor shall deliver or cause to be delivered to the Purchaser the following documents or things:

(a) an executed share transfer in respect of the Shares, together with such other deeds of assignment or transfer as may be reasonably required by the Purchaser to complete the transactions provided for in this Agreement, duly executed by the Vendor;

(b) the certificates representing the Shares duly endorsed in favour of the Purchaser;

(c) signed resignations of each director and officer of the Corporation effective on and from Closing;

(d) a duly executed resolution of the Vendor approving the transfer of the Shares and directing the registration of the transfer of the Shares in the name of the Purchaser in the Corporation's share register on and with effect from Closing;

(e) the original minute books and share register of the Corporation and the Tamaka Subsidiary and any other original statutory books and records of the Corporation and the

Tamaka Subsidiary in the Vendor's possession (with the share register updated to reflect the Purchaser as the registered holder of the Shares);

(f) a bring-down certificate of a senior officer of the Vendor dated as of the Closing Date certifying that (i) the representations and warranties of the Vendor in Section 3.1 are true and correct in all material respects at the Closing (other than those that are qualified as to materiality, which shall be true and correct in all respects at the Closing after giving effect to such qualification) with the same force and effect as if such representations and warranties were made on and as of such date (other than those that speak only as of a specific date, which shall be true and correct as of that date); and (ii) the Vendor has performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time;

(g) certified copies of (i) the constating documents and by-laws of the Vendor; (ii) the resolutions of the board of directors of the Vendor approving the execution, delivery and performance of this Agreement; and (iii) a list of the directors and officers of the Vendor authorized to sign this Agreement or any Ancillary Agreement to which the Vendor is a party, together with their specimen signatures;

(h) a certificate of status with respect to each of the Vendor, the Corporation and the Tamaka Subsidiary issued by appropriate government officials of its jurisdiction of incorporation, continuance or creation;

(i) the Books and Records of the Corporation in the Vendor's possession;

(j) a counterpart to each Ancillary Agreement, duly executed by the Vendor and, with respect to the Support Agreements, its directors and officers; and

(k) all such other assurances, consents, agreements, documents and instruments as may be reasonably required by the Purchaser (and advised to the Vendor not less than 10 Business Days prior to the Closing Date and which are within the power of the Vendor to provide) to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Purchaser, acting reasonably.

4.3 Purchaser's Closing Deliveries. At the Closing, the Purchaser shall deliver or cause to be delivered to the Vendor the following documents or things:

(a) a bring-down certificate of a senior officer of the Purchaser dated as of the Closing Date certifying that (i) the representations and warranties of the Purchaser in Section 3.2 are true and correct in all material respects at the Closing (other than those that are qualified as to materiality, which shall be true and correct in all respects at the Closing after giving effect to such qualification) with the same force and effect as if such representations and warranties were made on and as of such date (other than those that speak only as of a specific date, which shall be true and correct as of that date); and (ii) the Purchaser has performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time;

(b) certified copies of (i) the constating documents and by-laws of the Purchaser; (ii) the resolutions of the board of directors and shareholders of the Purchaser approving the

execution, delivery and performance of this Agreement; and (iii) a list of the directors and officers of the Purchaser authorized to sign this Agreement or any Ancillary Agreement to which the Purchaser is a party, together with their specimen signatures;

(c) a certificate of status, compliance, good standing or like certificate with respect to the Purchaser issued by appropriate government officials of its jurisdiction of incorporation, continuance or creation;

(d) certificates or other evidences representing the Consideration Shares and the Consideration Warrants registered as directed by the Vendor;

(e) evidence in form satisfactory to the Vendor, acting reasonably, that each regulatory approval and consent listed in Section 3.2(14) of the Purchaser Disclosure Letter has been obtained;

(f) a counterpart to each Ancillary Agreement, duly executed by the Purchaser and, with respect to the Support Agreements, its directors and its Chief Executive Officer and Chief Financial Officer;

(g) an executed copy of the Purchaser Warrant Indenture, in form mutually satisfactory to the Purchaser and the Vendor, which, for the avoidance of doubt, shall contain a cashless exercise feature to the extent permitted by Applicable Law, including applicable stock exchange rules; and

(h) all such other assurances, consents, agreements, documents and instruments as may be reasonably required by the Vendor (and advised to the Purchaser not less than 10 Business Days prior to the Closing Date and which are within the power of the Purchaser to provide) to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Vendor, acting reasonably.

4.4 Waiver. The Purchaser may, in its sole discretion, waive any or all of the actions or deliverables that the Vendor is required to perform or deliver under Section 4.2. The Vendor may, in its sole discretion, waive any or all of the actions that the Purchaser is required to perform or deliver under Section 4.3.

ARTICLE 5
CONDITIONS OF CLOSING

5.1 Purchaser's Conditions. The Purchaser shall not be obligated to complete the transactions contemplated by this Agreement unless, at or before the Closing Time, each of the conditions precedent listed below in this Section 5.1 has been satisfied or waived by the Purchaser having given written notice of such waiver to the Vendor, it being understood that the said conditions are included for the exclusive benefit of the Purchaser. The Vendor shall take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the conditions precedent listed below in this Section 5.1 are fulfilled as soon as reasonably practicable after the date of this Agreement and in any event at or before the Closing Time.

(a) *Representations and Warranties*. The representations and warranties of the Vendor in Section 3.1 shall be true and correct in all material respects at the Closing (other than those that are qualified as to materiality, which shall be true and correct in all respects at the Closing after giving effect to such qualification) with the same force and effect as if

such representations and warranties were made on and as of such date (other than those that speak only as of a specific date, which shall be true and correct as of that date).

(b) *Vendor's Compliance and Deliverables.* The Vendor shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time and shall have executed and delivered or caused to have been executed and delivered to the Purchaser at the Closing all of the documents contemplated in Section 4.2 and elsewhere in this Agreement.

(c) *No Corporation Material Adverse Effect.* During the Interim Period, there shall have been no Corporation Material Adverse Effect.

(d) *No Legal Proceedings.* During the Interim Period, there shall have been no Order (whether temporary, preliminary or permanent) made or any Legal Proceedings commenced or Threatened against any Party or against any of their respective Affiliates or any of their respective directors or officers, for the purpose of enjoining, prohibiting, preventing or restraining, temporarily or permanently, the completion of the transactions contemplated by this Agreement.

(e) *No Law.* During the Interim Period, no Governmental Authority shall have enacted, issued or promulgated any Law which has the effect of (i) making any of the transactions contemplated by this Agreement illegal or (ii) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by this Agreement.

(f) *Shareholder Approval.* The Transaction Resolution will have been passed at the Purchaser Meeting.

(g) *Working Capital.* At Closing Time, the Closing Date Working Capital will be not less than zero as evidenced by the final and binding Closing Date Statement.

(h) *Remedial Resolutions.* Resolutions of the shareholders and the board of directors of each of the Corporation and the Tamaka Subsidiary, as applicable, addressing certain corporate deficiencies identified by the Purchaser will have been passed, and the corrective and other remedial actions authorized thereby will have been completed by each of the Corporation and the Tamaka Subsidiary, as applicable, in the manner contemplated in such resolutions, and evidence thereof in form and substance reasonably satisfactory to the Purchaser will have been provided

5.2 Condition Not Fulfilled. If any condition in Section 5.1 has not been fulfilled at or before the Closing Time or if any such condition is, or becomes, impossible to satisfy prior to the Closing Time, other than as a result of the failure of the Purchaser to comply with its obligations under this Agreement, then the Purchaser in its sole discretion may, without limiting any rights or remedies available to the Purchaser at law or in equity, either:

(a) terminate this Agreement by notice to the Vendor, as provided in Section 8.2(b); or

(b) waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

5.3 Vendor's Conditions. The Vendor shall not be obligated to complete the transactions contemplated by this Agreement unless, at or before the Closing Time, each of the conditions precedent listed below in this Section 5.3 has been satisfied or waived by the Vendor having given written notice of such waiver to the Purchaser, it being understood that the said conditions are included for the exclusive benefit of the Vendor. The Purchaser shall take all such actions, steps and proceedings as are reasonably within the Purchaser's control as may be necessary to ensure that the conditions precedent listed below in this Section 5.3 are fulfilled as soon as reasonably practicable after the date of this Agreement and in any event at or before the Closing Time.

(a) *Representations and Warranties*. The representations and warranties of the Purchaser in Section 3.2 shall be true and correct in all material respects at the Closing (other than those that are qualified as to materiality, which shall be true and correct in all respects at the Closing after giving effect to such qualification) with the same force and effect as if such representations and warranties were made on and as of such date (other than those that speak only as of a specific date, which shall be true and correct as of that date).

(b) *Compliance and Deliverables*. The Purchaser shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time and shall have executed and delivered or caused to have been executed and delivered to the Vendor at the Closing all the documents contemplated in Section 4.3 and elsewhere in this Agreement.

(c) *No Purchaser Material Adverse Effect*. During the Interim Period, there shall have been no Purchaser Material Adverse Effect.

(d) *No Legal Proceedings*. During the Interim Period, there shall have been no Order (whether temporary, preliminary or permanent) made or any Legal Proceedings commenced or Threatened against any Party or against any of their respective Affiliates or any of their respective directors or officers, for the purpose of enjoining, prohibiting, preventing or restraining, temporarily or permanently, the completion of the transactions contemplated by this Agreement.

(e) *No Law*. During the Interim Period, no Governmental Authority shall have enacted, issued or promulgated any Law which has the effect of (i) making any of the transactions contemplated by this Agreement illegal or (ii) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by this Agreement.

(f) *Shareholder Approval*. The Transaction Resolution will have been passed at the Purchaser Meeting.

5.4 Condition Not Fulfilled. If any condition in Section 5.3 has not been fulfilled at or before the Closing Time or if any such condition is, or becomes, impossible to satisfy prior to the Closing Time, other than as a result of the failure of the Vendor to comply with its obligations under this Agreement, then the Vendor may, in its sole discretion, without limiting any rights or remedies available to the Vendor at law or in equity, either:

(a) terminate this Agreement by notice to the Purchaser, as provided in Section 8.1(c); or

(b) waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

ARTICLE 6
INDEMNIFICATION

6.1 **Survival**. All provisions of this Agreement and of any Ancillary Agreement other than the conditions in Article 5 hereof, shall not merge on Closing but shall survive the execution, delivery and performance of this Agreement in accordance with the terms hereof or thereof.

6.2 **Indemnity by the Vendor**. The Vendor shall indemnify the Purchaser's Indemnified Parties and save them fully harmless against, and will reimburse or compensate them for, any Damages arising from, in connection with or related in any manner whatsoever to:

(a) any incorrectness in or breach of any representation or warranty of the Vendor contained in this Agreement or any Ancillary Agreement;

(b) any breach or any non-fulfilment of any covenant or agreement on the part of the Vendor contained in this Agreement or in any Ancillary Agreement;

(c) any Legal Proceeding to which the Corporation is a party at any time on or prior to the Closing Date, or to which it becomes a party after the Closing Date arising from facts or circumstances that existed at any time on or prior to the Closing;

(d) Taxes relating to any Pre-Closing Tax Period; and

(e) any discrepancy in the Closing Date Statements that results in the Closing Date Working Capital being less than zero.

For greater certainty and without limiting the generality of the provisions of Sections 6.2(a) and 6.2(b), the indemnity provided for in Sections 6.2(c) and 6.2(d) shall extend to any Damages arising from any act, omission or state of facts that occurred or existed prior to the Closing Time. The waiver of any condition based upon the accuracy of any representation and warranty or the performance of any covenant shall not affect the right to indemnification, reimbursement or other remedy based upon such representation, warranty or covenant. The Vendor shall not have any right of indemnification, contribution or subrogation against the Corporation, the Purchaser or any of their respective Affiliates with respect to any indemnification payment made by or on behalf of the Vendor under this Article 6.

6.3 **Indemnity by the Purchaser**. The Purchaser shall indemnify the Vendor's Indemnified Parties and save them fully harmless against, and will reimburse or compensate them for, any Damages arising from, in connection with or related in any manner whatsoever to:

(a) any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or any Ancillary Agreement; and

(b) any breach or any non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement or in any Ancillary Agreement.

6.4 **Claim Notice**. If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under this Article 6,

the Indemnified Party shall promptly give written notice thereof (a "**Claim Notice**") to the Indemnifying Party. The Claim Notice shall (if known as of the date of the Claim Notice) specify whether the potential Damages arise as a result of a claim (other than a Tax Claim) by a Person against the Indemnified Party (a "**Third Party Claim**") or whether the potential Damages arise as a result of a claim directly by the Indemnified Party against the Indemnifying Party (a "**Direct Claim**"), and shall also specify with reasonable particularity (if known as of the date of the Claim Notice and to the extent that the information is available):

(a) the factual basis for the Direct Claim or Third Party Claim, as the case may be; and

(b) the amount of the potential Damages arising therefrom, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive a Claim Notice in time to effectively contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage, then the liability of the Indemnifying Party to the Indemnified Party under this Article 6 shall be reduced only to the extent that Damages are actually incurred by the Indemnifying Party resulting from the Indemnified Party's failure to give the Claim Notice on a timely basis. Nothing in this Section 6.4 shall be construed to affect the time within which a Claim Notice must be delivered pursuant to Sections 6.5(1) and 6.5(2) in order to permit recovery pursuant to Section 6.2(a), 6.3(a) or 6.2(d) as the case may be.

6.5 Time Limits for Delivery of Claim Notice for Breach of Representations and Warranties.

(1) *Notice by the Purchaser.* No Damages may be recovered from the Vendor pursuant to Sections 6.2(a) or 6.2(d) unless a Claim Notice is delivered by the Purchaser in accordance with the timing set out below:

(a) with respect to the representations and warranties in Sections 3.1(1), 3.1(2), 3.1(3), 3.1(4), 3.1(5), 3.1(6), and 3.1(7) (collectively, the "**Vendor Fundamental Representations**") at any time after Closing;

(b) with respect to the representations and warranties in Section 3.1(18), or with respect to any Taxes relating to a Pre-Closing Tax Period, at any time before the date that is 90 days after the relevant Governmental Authorities are no longer entitled to assess or reassess the Taxes in question, having regard, without limitation, to:

(i) any waiver given before the Closing Date in respect of such Taxes or given on or after the Closing Date with the written consent of the Vendor; and

(ii) any entitlement of a Governmental Authority to assess or reassess in respect of such Taxes without limitation in the event of fraud or misrepresentation attributable to neglect, carelessness or wilful default; and

(c) with respect to all other representations and warranties, on or before the date that is 24 months from Closing,

provided, however, that in the event of fraud relating to a representation and warranty of the Vendor in this Agreement, then notwithstanding the foregoing time limitations, the Purchaser's Indemnified Parties shall be entitled to deliver a Claim Notice at any time for purposes of such a claim. Unless a Claim Notice has been given in accordance with the timing set out above, the Vendor shall be released from the obligation

to indemnify the Purchaser's Indemnified Parties in respect thereof pursuant to Section 6.2(a) or 6.2(d). This Section 6.5(1) shall not be construed to impose any time limit on the Purchaser's right to assert a claim to recover Damages under Sections 6.2(b) and 6.2(c), whether or not the basis on which such a claim is asserted could also entitle the Purchaser to make a claim for Damages pursuant to Section 6.2(a).

(2) *Notice by the Vendor.* No Damages may be recovered from the Purchaser pursuant to Section 6.3(a) unless a Claim Notice is delivered by the Vendor on or before the date that is 24 months after Closing, provided, however, that in the event of fraud relating to a representation and warranty of the Purchaser in this Agreement, then notwithstanding the foregoing time limitations, the Vendor's Indemnified Parties shall be entitled to deliver a Claim Notice at any time for purposes of such a claim. Unless a Claim Notice has been given in accordance with the timing set out above, the Purchaser shall be released from the obligation to indemnify the Vendor's Indemnified Parties in respect thereof pursuant to Section 6.3(a). This Section 6.5(2) shall not be construed to impose any time limit on the Vendor's right to assert a claim to recover Damages under Section 6.3(b), whether or not the basis on which such a claim is asserted could also entitle the Vendor to make a claim for Damages pursuant to Section 6.3(a)

6.6 Monetary Limitations.

(1) *Damages from Vendor.*

(a) *Indemnity Basket.* No Damages may be recovered from the Vendor pursuant to Section 6.2(a) unless and until the accumulated aggregate amount of Damages of the Purchaser's Indemnified Parties, arising pursuant to Section 6.2(a) exceeds $500,000 in which event the accumulated aggregate amount of all such Damages may be recovered.

(b) *Indemnity Cap – Non Fundamental Representations.* The maximum aggregate amount of Damages that may be recovered from the Vendor under Section 6.2(a), other than with respect to claims relating to Vendor Fundamental Representations or Section 3.1(18), shall not exceed $10,000,000.

(c) *Indemnity Cap – Fundamental and Other Claims.* The maximum aggregate amount of Damages that may be recovered from the Vendor under Section 6.2, other than with respect to claims covered by 6.6(1)(b), shall not exceed $50,000,000.

(2) *Damages from Purchaser.*

(a) *Indemnity Basket.* No Damages may be recovered from the Purchaser pursuant to Section 6.3(a) unless and until the accumulated aggregate amount of Damages of the Vendor's Indemnified Parties, arising pursuant to Section 6.3(a) exceeds $500,000 in which event the accumulated aggregate amount of all such Damages may be recovered.

(b) *Indemnity Cap – Non Fundamental Representations.* The maximum aggregate amount of Damages that may be recovered from the Purchaser under Section 6.2(a), other than with respect to claims related to the representations and warranties in Section 3.2(1), Section 3.2(2), Section 3.2(3), Section 3.2(4) and Section 3.2(6) (collectively, the "**Purchaser Fundamental Representations**"), shall not exceed $10,000,000.

(c) *Indemnity Cap – Fundamental and Other Claims*. The maximum aggregate amount of Damages that may be recovered from the Purchaser under Section 6.3, other than with respect to claims covered by 6.6(2)(b), shall not exceed $50,000,000.

6.7 Limitation Periods.

(1) *Limitation Periods for Representations and Warranties*. Notwithstanding the provisions of the *Limitations Act, 2002* (Ontario) (the "**Limitations Act**") or any other statute, an Indemnified Party may commence a proceeding in respect of Damages arising from any incorrectness in or breach of any representation and warranty of the Indemnifying Party as referred to in a Claim Notice delivered within the time periods stipulated in Section 6.5 at any time on or before the later of:

(a) the second anniversary of the last date upon which such Claim Notice is permitted to be delivered under Section 6.5; and

(b) the expiry of the limitation period otherwise applicable to such claim, and any applicable limitation period is hereby extended to the full extent permitted by law.

(2) *Limitation Periods for Covenants and Other Matters*. The limitation period applicable to any proceeding relating to a claim referred to in a Claim Notice in respect of any matter in Sections 6.2(b), 6.2(c), 6.2(d) and 6.3(b) shall be solely as prescribed in Sections 15-17 of the Limitation Act and any other limitation period in respect of such claim (including that provided for in Section 4 of the Limitations Act) is extended accordingly.

6.8 Agency for Non-Parties. Notwithstanding Section 9.13, each Party hereby accepts each indemnity in favour of each of its Indemnified Parties who are not Parties as agent and trustee of that Indemnified Party. Each Party may enforce an indemnity in favour of any of that Party's Indemnified Parties on behalf of each such Indemnified Party.

6.9 Direct Claims. In the case of a Direct Claim, the Indemnifying Party shall have 60 days from receipt of a Claim Notice in respect thereof within which to make such investigation as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified under this Article 6, together with all such other information as the Indemnifying Party may reasonably request. If the Parties fail to agree at or before the expiration of such 60 day period (or any mutually agreed upon extension thereof), the Indemnified Party shall be free to pursue such remedies as may be available to it.

6.10 Third Party Claims.

(1) *Rights of Indemnifying Party*. In the event a Claim Notice is delivered with respect to a Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in but not control the negotiation, settlement or defence of the Third Party Claim, which control shall rest at all times with the Indemnified Party, unless the Indemnifying Party:

(a) irrevocably and unconditionally acknowledges in writing complete responsibility for, and agrees to indemnify the Indemnified Party in respect of all Damages relating to, the Third Party Claim; and

(b) furnishes evidence to the Indemnified Party whenever requested by the Indemnified Party, which is satisfactory to the Indemnified Party of the Indemnifying Party's financial ability to indemnify the Indemnified Party;

in which case the Indemnifying Party may assume such control at its expense through counsel of its choice; provided, however, that notwithstanding the foregoing, the Indemnifying Party shall not be permitted to assume control of the negotiation, settlement or defence of the Third Party Claim if: (A) such Third Party Claim seeks equitable relief against the Indemnified Party as a primary form of relief; or (B) such Third Party Claim involves criminal liability.

(2) *Respective Rights on Indemnifying Party's Assumption of Control.* If the Indemnifying Party elects to assume control as contemplated in Section 6.10(1), the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party's out-of-pocket expenses incurred as a result of such assumption. The Indemnified Party shall continue to have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences), in which case the fees and disbursements of such counsel shall be paid by the Indemnifying Party. The Indemnified Party shall co-operate with the Indemnifying Party so as to permit the Indemnifying Party to conduct such negotiation, settlement and defence and for this purpose shall preserve all relevant documents in relation to the Third Party Claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of the Third Party Claim.

(3) *Lack of Reasonable Diligence.* If, having elected to assume control as contemplated by Section 6.10(1), the Indemnifying Party thereafter fails to conduct the negotiation, settlement or defence of the relevant Third Party Claim with reasonable diligence, then the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

(4) *Other Rights of Indemnified Party.* If the Indemnifying Party does not, or is not permitted to, assume control of the defence of any Third Party Claim pursuant to Section 6.10(1), the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.

6.11 Tax Claim

(1) The Vendor, at its sole cost and expense, shall have the right to control any audit or other Legal Proceeding in respect of any Tax Return or Taxes of the Corporation or the Tamaka Subsidiary (a "**Tax Contest**") to the extent such Legal Proceeding relates exclusively to Taxes for which the Vendor may be liable under this Agreement; provided, however: (A) the Vendor shall keep the Purchaser reasonably informed regarding the status of such Tax Contest and the Purchaser shall be provided copies of any material correspondence relating to such Tax Contest; (B) the Vendor shall consult in good faith with the

Purchaser and the Corporation regarding the defense of such Tax Contest and the Purchaser and the Corporation shall have the right to participate in such Tax Contest; (C) the Vendor will provide the Purchaser and the Corporation a reasonable opportunity to comment on any representations or submissions proposed to be made to a Governmental Authority in respect of such Tax Contest and to attend any meeting with any such Governmental Authority with respect to such matters; and (D) the Vendor shall not settle, resolve or abandon (and shall not allow the Corporation or the Tamaka Subsidiary to settle, resolve or abandon) such Tax Contest without the prior written consent of the Purchaser (which shall not be unreasonably withheld, conditioned, or delayed). If the Vendor chooses not to exercise its right to assume control of a Tax Contest, the Purchaser and the Corporation will provide the Vendor with a reasonable opportunity to comment on any representations or submissions proposed to be made to a Governmental Authority in respect of such Tax Contest and to attend any meeting with any such Governmental Authority with respect to such matters. If any Governmental Authority is entitled to take collection action in respect of any Tax Contest, notwithstanding the defense relating thereto or if an amount has to be paid in order to advance the Tax Contest, to the extent it relates to Taxes for which the Vendor may be subject to a Tax Claim, the Vendor shall pay to the Purchaser the amount that is subject to such collection action or that is required to be so paid and the Purchaser shall cause the Corporation or the Tamaka Subsidiary to pay the full amount required to be paid by the Corporation or the Tamaka Subsidiary, as the case may be, to the relevant Governmental Authority within the time required by Applicable Law.

(2) The Purchaser will provide notice to the Vendor of any inquiries made by any Governmental Authority (including any proposed or actual assessments or reassessments) to the extent that the subject matter thereof would reasonably be expected to give rise to a liability of the Vendor under Section 6.2 of this Agreement (a "**Tax Claim**"). The Purchaser and the Corporation will forthwith advise the Vendor of the substance of any such inquiries or discussions and provide the Vendor with copies of any written communications from any Governmental Authority relating to such inquiries or discussions. The failure of the Purchaser to provide any such notice shall not release the Vendor from any of its obligations under this Agreement except to the extent the Vendor is actually prejudiced by such failure.

(3) In the event that a Governmental Authority determines that the Corporation or the Tamaka Subsidiary made an "excessive eligible dividend designation" within the meaning of subsection 89(1) of the Tax Act in respect of any dividend paid on or before the Closing Time, the Vendor hereby irrevocably agrees and consents that an election under subsection 185.1(2) of the Tax Act be made by the Corporation or the Tamaka Subsidiary, as the case may be, to treat that portion of the applicable dividend that is equal to the excessive eligible dividend designation to be a separate taxable dividend. The Vendor shall concur with such election in the form and within the time limits prescribed by the Tax Act.

(4) In the event that a Governmental Authority determines that that the Corporation or the Tamaka Subsidiary has made an election under subsection 83(2) of the Tax Act in respect of the full amount of any dividend paid or payable by it on or before the Closing Time and the full amount of such dividend exceeded the amount of its "capital dividend account", as defined in the Tax Act, immediately before the dividend became payable, the Vendor hereby irrevocably agrees and consents that the Corporation or the Tamaka Subsidiary, as the case may be, shall elect under subsection 184(3) of the Tax Act to treat such excess as a taxable dividend. The Vendor shall, or shall cause the applicable dividend recipient to, concur with such election in the form and within the time limits prescribed by the Tax Act.

6.12 Cooperation. Each Indemnified Party and Indemnifying Party shall reasonably cooperate and assist each other in determining the validity of any claim for indemnity by an Indemnified Party and otherwise in resolving such matters. Such assistance and cooperation will include providing reasonable

access to information, records and documents relating to such matters and furnishing employees to assist in the investigation, defense and resolution of such matters.

6.13 Adjustments to Purchase Price. Any monetary compensation received by the Purchaser as a result of any breach of any representation and warranty of the Vendor or under any indemnity provided for under this Agreement is to be in reduction and refund of the Purchase Price.

ARTICLE 7
COVENANTS

7.1 Investigation. During the Interim Period:

(1) the Vendor shall give, or cause to be given, to the Purchaser and its Representatives reasonable access to the Business and the property and assets of the Corporation, including the Books and Records of the Corporation, to conduct such investigations thereof as the Purchaser deems reasonably necessary or desirable to familiarize itself with the Corporation and the Business. Such investigations shall be carried out during normal business hours and without undue interference with the operations of the Corporation and the Business.

(2) the Purchaser shall give, or cause to be given, to the Vendor and its Representatives reasonable access to the business and the property and assets of the Purchaser, including the Books and Records of the Purchaser, to conduct such investigations thereof as the Vendor deems reasonably necessary or desirable to familiarize itself with the Purchaser and its business. Such investigations shall be carried out during normal business hours and without undue interference with the operations of the Purchaser.

7.2 Confidentiality.

(1) *Information to Be Confidential*. Each Recipient shall treat confidentially and not disclose, and shall cause each of its Representatives to treat confidentially and not disclose, other than as expressly contemplated by this Agreement, any Confidential Information of a Discloser.

(2) *Use of Confidential Information*. A Recipient may disclose Confidential Information only to those of its Representatives who need to know such Confidential Information for the purpose of implementing the transaction contemplated by this Agreement. No Recipient shall use, nor permit its Representatives to use, Confidential Information for any other purpose nor in any way that is, directly or indirectly, detrimental to the applicable Discloser.

(3) *Required Disclosure*. If a Recipient or any of its Representatives receives a request or is legally required to disclose all or any part of the Confidential Information of a Discloser, such Recipient shall (a) immediately notify the Discloser of the request or requirement, (b) consult with the Discloser on the advisability of taking legally available steps to resist or narrow the request or lawfully avoid the requirement, and (c) if requested by the Discloser, take all necessary steps to seek a protective order or other appropriate remedy. If a protective order or other remedy is not available, or if the Discloser waives compliance with the provisions of this Section 7.2(3), (i) the Recipient receiving the request for disclosure or its Representatives, as the case may be, may disclose to the Person requiring disclosure only that portion of the Confidential Information which such Recipient is advised by written opinion of counsel is legally required to be disclosed, and (ii) such Recipient shall not be liable for such disclosure unless such disclosure was

caused by or resulted from a previous disclosure by such Recipient or its Representatives not permitted by this Agreement.

(4) *Return or Destruction*. Following the termination of this Agreement in accordance with the provisions of this Agreement, each Recipient shall (and shall cause each of its Representatives to) (a) return promptly to the Discloser all physical copies of the Confidential Information of the Discloser, excluding Notes, then in such Recipient's possession or in the possession of its Representatives, (b) destroy all (i) electronic copies of such Confidential Information, and (ii) Notes (including electronic copies thereof) prepared by such Recipient or any of its Representatives, in a manner that ensures the same may not be retrieved or undeleted by such Recipient or any of its Representatives, and (c) deliver to the Discloser a certificate executed by one of the Recipient's duly authorized senior officers indicating that the requirements of this Section 7.2(4) have been satisfied in full. However, a copy of the Confidential Information may be retained to the extent required to comply with Applicable Law, bona fide internal document retention policies, or any applicable Governmental Authority, provided that the provisions of this Agreement shall continue to apply to any such retained information.

(5) *Supersede*. The provisions of this Section 7.2 shall supersede the provisions of the Confidentiality Agreement (which such agreement shall terminate on the date of this Agreement).

7.3 Action by the Vendor During Interim Period.

(1) During the Interim Period, unless otherwise agreed with the Purchaser (acting reasonably) or contemplated herein, the Vendor shall operate the Corporation (and for these purposes references to the Corporation shall be read to include the Tamaka Subsidiary) in the Ordinary Course of Business in material compliance with Applicable Law and the terms and conditions of all Corporation Material Contracts, and without limiting the generality of the foregoing, do the following:

(a) maintain all of the Corporation's material property and assets in the same condition as they now exist, ordinary wear and tear excepted;

(b) maintain the Corporation's Books and Records in the Ordinary Course of Business;

(c) take all commercially reasonable action to preserve the Business and the goodwill of the Corporation and its relationships with suppliers, landlords, creditors and others having business dealings with it, to maintain in full force and effect all Corporation Material Contracts, and take all other action reasonably requested by the Purchaser in order that the Business and the condition of the Corporation will not be impaired during the Interim Period;

(d) to the extent possible, keep available the services of its present officers and employees to effectively manage the business of the Corporation;

(e) ensure that the Corporation performs and complies with all of its material obligations under all Corporation Material Contracts and complies materially with all Licences;

(f) ensure that the Corporation does not acquire, sell or otherwise dispose of (or pledge as security) any of its property and assets outside of the Ordinary Course of Business;

(g) maintain adequate levels of working capital to carry on the Business in the Ordinary Course of Business;

(h) ensure that the Corporation does not create any Lien upon any of its property and assets other than in the Ordinary Course of Business, or create any guarantees or otherwise become liable for the obligations of any other Person or make any loans or advances to any Person other than in the Ordinary Course of Business;

(i) pay or agree to pay to any of its directors, officers or employees any pension, severance or termination amount or other Employee Benefit;

(j) keep in full force and effect all of the current insurance policies of the Corporation;

(k) pay and manage accounts payable in the Ordinary Course of Business;

(l) ensure that the Corporation does not declare or pay any dividends, redeem or repurchase any shares in its share capital or make any other distributions in respect of its shares;

(m) use commercially reasonable efforts to cause the environmental compliance approval issued to the Vendor in respect of the discharge of air quality and noise emissions at the Goldlund Property to be amended or reissued in accordance with Environmental Law by the appropriate Governmental Authority, such that same is in the name of the Tamaka Subsidiary; and

(n) take all reasonable action within its reasonable control to ensure that the representations and warranties of the Vendor in Section 3.1 remain true and correct in all material respects at the Closing Time with the same force and effect as if such representations and warranties were made on and as of such date (other than those that speak only as of a specific date, which shall remain true and correct as of that date).

(2) Without limiting the generality of the foregoing, during the Interim Period, the Vendor will not, except with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), allow the Corporation to:

(a) amend or approve any amendment to its articles, by-laws or other constating documents;

(b) enter into any agreement with respect to the Business, except agreements made in the Ordinary Course of Business;

(c) terminate or waive any right of substantial value to the Business;

(d) make any payments of whatsoever nature outside of the Ordinary Course of Business to the Vendor or any of its Affiliates;

(e) make any capital expenditure or commitment outside of the Ordinary Course of Business;

(f) incur any increase in indebtedness prior to the Closing Time other than in the Ordinary Course of Business;

(g) make any material change with respect to any method of management, operation or accounting in respect of the Business;

(h) become a party to or bound by any new agreement or arrangement with respect to Employee Benefits;

(i) compromise or settle any Legal Proceeding relating to the Corporation, the Business or the property and assets of the Corporation;

(j) permit the Tamaka Subsidiary to, make or change any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax Contest relating to the Corporation or the Tamaka Subsidiary, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Taxes or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, or action would have the effect of (i) increasing Tax liability of the Corporation or the Tamaka Subsidiary for any period ending after the Closing Time or (ii) decreasing any Tax attribute of the Corporation or the Tamaka Subsidiary existing on the Closing Date; or

(k) authorize, agree, or otherwise commit, whether or not in writing, to do any of the foregoing.

7.4 Action by the Purchaser During Interim Period.

(1) During the Interim Period, unless otherwise agreed with the Vendor (acting reasonably), contemplated in Section 7.4(1) of the Purchaser Disclosure Letter or otherwise contemplated herein, the Purchaser shall operate in the Ordinary Course of Business in material compliance with Applicable Law and the terms and conditions of all Purchaser Material Contracts, and without limiting the generality of the foregoing, do the following:

(a) maintain all of the Purchaser's material property and assets in the same condition as they now exist, ordinary wear and tear excepted;

(b) maintain the Purchaser's Books and Records in the Ordinary Course of Business;

(c) take all commercially reasonable action to preserve the business and the goodwill of the Purchaser and its relationships with customers, suppliers, landlords, creditors and others having business dealings with it, to maintain in full force and effect all Purchaser Material Contracts;

(d) ensure that the Purchaser performs and complies with all of its material obligations under all Purchaser Material Contracts and complies materially with all Licences;

(e) ensure that the Purchaser does not sell or otherwise dispose of (or pledge as security) any of its property and assets outside of the Ordinary Course of Business;

(f) ensure that the Purchaser does not create any Lien upon any of its property and assets other than in the Ordinary Course of Business, or create any guarantees or otherwise become liable for the obligations of any other Person or make any loans or advances to any Person other than in the Ordinary Course of Business;

(g) keep in full force and effect all of the current insurance policies of the Purchaser; and

(h) take all reasonable action within its reasonable control to ensure that the representations and warranties of the Purchaser in Section 3.2 remain true and correct in all material respects at the Closing Time with the same force and effect as if such representations and warranties were made on and as of such date (other than those that speak only as of a specific date, which shall remain true and correct as of that date).

(2) Without limiting the generality of the foregoing, during the Interim Period, the Purchaser will not, except with the prior written consent of the Vendor (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend or approve any amendment to its articles, by-laws or other constating documents;

(b) enter into any agreement with respect to the Business, except agreements made in the Ordinary Course of Business;

(c) terminate or waive any right of substantial value to the business of the Purchaser; or

(d) authorize, agree, or otherwise commit, whether or not in writing, to do any of the foregoing.

7.5 Consents and Approvals; Cooperation. Each of the Vendor and the Purchaser shall perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, commencing forthwith after the date hereof, the Vendor and the Purchaser shall: (1) use all commercially reasonable efforts to obtain, and shall reasonably cooperate with one another in obtaining, at or prior to the Closing Time, all the third party consents and regulatory approvals listed in Section 3.2(14) of the Purchaser Disclosure Letter; (2) use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability a party's ability to consummate the transactions contemplated hereby; (3) effect all necessary registrations, filings and submissions of information required of that party by any Governmental Authority in connection with the transactions contemplated herein; and (4) use all commercially reasonable efforts to satisfy that party's conditions precedent set out in Article 5.

7.6 Inter-Company Transactions. The Vendor shall ensure that within 30 days of Closing:

(a) there is no money or amounts owing to the Corporation or the Tamaka Subsidiary by the Vendor or any of its Affiliates;

(b) there is no money or amounts owed by the Corporation or the Tamaka Subsidiary to the Vendor or any of its Affiliates; and

(c) unless otherwise agreed to in writing by the Purchaser, all Contracts for the supply of goods or services by the Corporation or the Tamaka Subsidiary to the Vendor or any of its Affiliates, or by the Vendor or any of its Affiliates to the Corporation or the Tamaka Subsidiary shall have been terminated without any resulting Liability to the Corporation or the Tamaka Subsidiary.

The Purchaser shall, and shall cause the Corporation and the Tamaka Subsidiary after Closing to, cooperate with the Vendor in respect of the discharge of the Vendor's obligations pursuant to Sections 7.6(a), (b) and (c).

7.7 Purchaser Meeting.

(1) In consultation with the Vendor, the Purchaser will fix and publish the date of the Purchaser Meeting and the record date for the purposes of determining the shareholders entitled to receive notice of, and to vote at, the Purchaser Meeting by no later than June 15, 2020.

(2) With the assistance of the Vendor, the Purchaser will use commercially reasonable efforts to expeditiously prepare the notice of Purchaser Meeting and accompanying management information circular (the "**Circular**"), together with any other documents required by applicable Securities Laws and other Applicable Laws. The Purchaser will ensure that the Circular complies with all Applicable Laws and that the Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated or which is necessary in order to make any information in the Circular not misleading in the light of the circumstances in which it is used. The Circular will include the unanimous recommendation of the Purchaser's board of directors that shareholders vote in favour of the Transaction Resolution and a statement that each director and officer of the Purchaser intends to vote all of such director or officer's Purchaser Shares in favour of the Transaction Resolution. The Purchaser will give the Vendor and its legal counsel reasonable opportunity to review and comment on the Circular prior to the Circular being printed and the Purchaser will consider in good faith all comments reasonably proposed by the Vendor and its counsel. All information relating solely to the Vendor included in the Circular will be in form and content satisfactory to the Vendor, acting reasonably. The Purchaser will use commercially reasonable efforts to cause the Circular and other documentation required in connection with the Purchaser Meeting to be sent to each shareholder of the Purchaser no later than July 20, 2020, provided that Vendor has satisfied its obligations under Section 7.7(4).

(3) The Purchaser covenants in favour of the Vendor that it will act expeditiously and in good faith to properly call, give notice of, convene and conduct the Purchaser Meeting in accordance with its constating documents and all Applicable Laws no later than August 28, 2020, for the purpose of approving the Transaction Resolution, provided that the Vendor has satisfied its obligations under Section 7.7(4). Except as otherwise provided in this Agreement, the Purchaser will not adjourn or otherwise change the timing of the Purchaser Meeting without the prior written consent of the Vendor, such consent not to be unreasonably withheld. The Purchaser will allow the Vendor's Representatives and legal counsel to attend the Purchaser Meeting.

(4) The Purchaser will solicit proxies in favour of the approval of the Transaction Resolution and against any resolution submitted by any Person that is inconsistent with the Transaction Resolution and the completion of the transactions contemplated by this Agreement. The Purchaser will promptly advise

the Vendor as the Vendor may reasonably request, and at least on a daily basis on each of the last 10 Business Days prior to the date of the Purchaser Meeting, as to the tally of the proxies received by the Purchaser in respect of the Transaction Resolution.

(5) The Purchaser will promptly advise the Vendor of any communication from or claim brought by (or threatened to be brought by) any shareholder in opposition to the Transaction Resolution or the transactions contemplated by this Agreement and any request or communication from a Governmental Authority in connection with the Circular, the Purchaser Meeting or this Agreement.

(6) The Vendor will furnish to the Purchaser all such information concerning it, the Corporation and the Tamaka Subsidiary as may be required to prepare the Circular. The Vendor covenants that no information furnished by it in connection with the Circular will contain any untrue statement of a material fact or omit to state a material fact required to be stated or which is necessary in order to make any information so furnished not misleading in the light of the circumstances in which it is furnished or to be used. The Vendor will promptly notify the Purchaser if at any time before the Closing Time it becomes aware that the Circular contains any untrue statement of a material factor or omit to state a material fact required to be stated or which is necessary in order to make any information so furnished not misleading in the light of the circumstances in which it is furnished or to be used.

7.8 Preparation of Tax Returns.

(1) The Purchaser shall cause to be prepared and filed on a timely basis all Tax Returns for the Corporation and the Tamaka Subsidiary for (a) any Pre-Closing Tax Period for which Tax Returns have not been filed as of the Closing Date and (b) for any Straddle Period for which Tax Returns are required to be prepared and filed (all Tax Returns referred to in clause (a) and (b) above collectively being referred to herein as the "**Stub Period Returns**"). The Purchaser shall prepare each Stub Period Return on a basis consistent with (i) Applicable Law, and (ii) the past practices and procedures of the Corporation. Notwithstanding the foregoing, the Purchaser may, in its sole discretion, cause the Corporation or the Tamaka Subsidiary to make the elections referred to in subsection 256(9) of the Tax Act and the comparable provisions of any Applicable Law of any province or territory of Canada, and to file such elections in respect of the taxation year ending immediately before the Closing Time. The Purchaser shall provide to the Vendor for its review a draft of each Stub Period Return no later than 30 days in the case of an income Tax Return, and 10 days in the case of any other Tax Return, prior to the due date for filing such Tax Return with the appropriate Governmental Authorities. The Vendor shall notify the Purchaser in writing within 15 days in the case of an income Tax Return, and 5 days in the case of any other Tax Return, after delivery of a Stub Period Return if it has any reasonable comments with respect to items set forth in such Stub Period Return. The Purchaser shall consider all such comments.

(2) The Vendor shall pay (a) all Taxes due with respect to all Tax Returns for the Corporation and the Tamaka Subsidiary for any Pre-Closing Tax Period and (b) with respect to all Tax Returns for the Corporation for any Straddle Period, Taxes allocable to the portion of the Straddle Period ending on the Closing Date (as determined under Section 7.8(3)).

(3) In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be:

(a) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately

preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period up to and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

(b) in the case of Taxes not described in (a) above (such as franchise Taxes, Taxes that are based upon or related to income or receipts, or Taxes that are based upon occupancy or imposed in connection with any sale or other transfer or assignment of property), the amount of such Taxes determined as if such tax period ended on the Closing Date.

7.9 Amendments to Tax Returns. Except as required by Applicable Law, neither the Purchaser nor the Corporation (nor the Tamaka Subsidiary) shall, without the prior written consent of the Vendor, not to be unreasonably withheld, conditioned or delayed, refile, amend or otherwise modify any Tax Return filed for a Pre-Closing Tax Period or a Straddle Period.

7.10 Cooperation Respecting Tax Matters. Each Party shall provide reasonable cooperation to the other Party and their counsel in respect of Tax matters arising under this Agreement, including:

(a) making available to each other in a prompt fashion such data, documents and other information as may reasonably be required for the preparation and filing of all Stub Period Returns, or for the conduct of any Tax Contest, and preserving all such data, documents and information until the expiry of the limitation period under Applicable Law with respect to the taxation years or periods covered by such Stub Period Returns, or until a final determination has been made in respect of such Tax Contest, as the case may be; and

(b) promptly signing and delivering such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) Taxes, or an exemption from (or an extension in respect of) an obligation to file Tax Returns.

7.11 Transaction Personal Information. The Purchaser shall collect Transaction Personal Information prior to Closing only as necessary for purposes related to the transactions contemplated by this Agreement, including in connection with its investigations of the Business and the Corporation, and shall not disclose Transaction Personal Information to any Person other than to its Representatives who are evaluating and advising on the transactions contemplated by this Agreement. If the Purchaser proceeds with the transactions contemplated by this Agreement, the Purchaser shall not, following the Closing, without the consent of the individuals to whom such Personal Information relates or as permitted or required by Applicable Law, use or disclose Transaction Personal Information for purposes other than those for which such Transaction Personal Information was collected by the Vendor or the Corporation prior to the Closing, and shall give effect to any withdrawal of consent made in accordance with Privacy Law.

The Purchaser shall forthwith after the Closing, and in any event no later than 30 days after the Closing, notify in writing those individuals whose Transaction Personal Information was disclosed in connection with the transactions contemplated by this Agreement, that (a) the purchase of the Shares has been completed and (b) Transaction Personal Information about them was disclosed to the Purchaser in connection with such transactions.

The Purchaser shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure, as provided by Privacy Law. The Purchaser shall cause its Representatives

to observe the terms of this Section 7.11 and to protect and safeguard Transaction Personal Information in their possession. If the Vendor or the Purchaser terminates this Agreement as provided herein, the Purchaser shall promptly deliver to the Vendor all Transaction Personal Information in its possession or in the possession of any of its Representatives, including all copies, reproductions, summaries or extracts thereof.

7.12 Non-Solicitation. During the Interim Period, the Vendor shall not, directly or indirectly, solicit or permit any of its Affiliates or Representatives to, directly or indirectly, solicit any offers or proposals relating to the acquisition, directly or indirectly, of the assets, securities or ownership interests of the Corporation in a single transaction or a series of transactions or initiate or encourage any inquiry, discussions or negotiations with any third party with respect to the same pursuant to an amalgamation, merger, take-over, statutory arrangement or other transaction during the period commencing on the date hereof and ending on the earlier of (i) termination of this Agreement in accordance with the provisions hereof or (ii) the Closing Date. The Vendor and its Affiliates and Representatives shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person related to any of the foregoing. In the event the Vendor is approached in respect of any such transaction, it shall immediately notify the Purchaser.

7.13 Purchaser Debt. Prior to Closing, the Purchaser shall use commercially reasonable efforts to convert into Purchaser Shares or repay the outstanding US$4.4 million convertible debenture of the Purchaser owned by Extract Lending LLC and Extract Capital Master Fund prior to or concurrent with Closing.

7.14 Concurrent Offering. Prior to Closing, the Purchaser shall use commercially reasonable efforts to complete an equity financing (which may be completed by the issuance of subscription receipts of the Purchaser) for aggregate gross proceeds of $10.0 million prior to Closing.

7.15 Intercompany Debt. Prior to Closing, the Vendor will eliminate any intercorporate debt receivable from the Corporation or the Tamaka Subsidiary by:

(a) transferring the Vendor's intercompany debt receivable from the Tamaka Subsidiary to the Corporation in exchange for a promissory note (the "**Corporation Note**");

(b) subscribing for such number of Corporation Shares (the "**Additional Corporation Shares**") as have an aggregate fair market value equal to the sum of: (i) the amount of the Vendor's intercompany debt receivable from the Corporation; and (ii) the Corporation Note; and

(c) satisfying the subscription proceeds for the Additional Corporation Shares by cancelling the Vendor's intercompany debt receivable from the Corporation and the Corporation Note by way of set-off against the subscription price for the Additional Corporation Shares.

7.16 Termination of Historical Royalty Agreement. Prior to Closing, the Vendor shall, to the reasonable satisfaction of the Purchaser, enter into a termination agreement or provide evidence of cancellation of any and all Entitlements (as defined in the 2016 Option Agreement) in respect of the Option Agreement among Alexander Glatz, I. Joseph Riives and Goldlund Resources Inc., dated May 11, 2016 (the "**2016 Option Agreement**").

ARTICLE 8
TERMINATION

8.1 Grounds for Termination. This Agreement may be terminated on or prior to the Closing Date:

(a) by the mutual written agreement of the Purchaser and the Vendor;

(b) by written notice from the Purchaser to the Vendor as permitted in Section 5.2;

(c) by written notice from the Vendor to the Purchaser as permitted in Section 5.4; or

(d) by written notice from the Vendor or the Purchaser to the other Party if Closing has not occurred on or before September 4, 2020 (the "**Outside Date**") or such later date as the Vendor and the Purchaser may agree upon in writing,

provided that no Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom under Section 8.1(b) or Section 8.1(c) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the earlier of (a) the Outside Date or (b) the expiration of a period of ten Business Days from such notice.

8.2 Effect of Termination. If this Agreement is terminated:

(a) subject to Section 8.2(b), all further obligations of the Parties under this Agreement shall terminate, except for the obligations under Sections 7.2, 9.1 and 9.2, which shall survive such termination; and

(b) by a Party under Section 8.1(b) or 8.1(c) and the right to terminate arose because of a breach of this Agreement by another Party (including a breach by another Party resulting in a condition in favour of the terminating Party failing to be satisfied), then, such other Party or Parties shall remain fully liable for any and all Damages sustained or incurred by the terminating Party directly or indirectly as a result thereof.

ARTICLE 9
GENERAL

9.1 Expenses. Each Party shall be responsible for all costs and expenses (including any Taxes imposed on such expenses) incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement.

9.2 Public Announcements. No Party (nor any of its Affiliates) shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the transactions contemplated hereby without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) or (b) make any filing with any Governmental Authority with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party's (and their Affiliate's) overriding obligation to make any disclosure or filing required under Applicable Laws or stock exchange

rules, and the Person making such disclosure shall use all commercially reasonable efforts to give prior written notice to the non-disclosing Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

9.3 Notices.

(1) *Mode of Giving Notice.* Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent by e-mail or other similar means of electronic communication (provided it expressly and prominently states that it is a notice for the purposes of this Section 9.3), in each case to the applicable address set out below:

(a) if to the Vendor, to:

First Mining Gold Corp.
Suite 2070 - 1188 West Georgia Street
Vancouver, British Columbia, V6E 4A2

Attention: Samir Patel, General Counsel & Corporate Secretary
Email: [CONFIDENTIAL INFORMATION – REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 2600 – 595 Burrard Street
Vancouver, BC V7X 1L3

Attention: Bob Wooder
Email: bob.wooder@blakes.com

(b) if to the Purchaser, to:

Treasury Metals Inc.
130 King Street West, Suite 3680, Box 99
Toronto, Ontario, M5X 1B1

Attention: Greg Ferron
Email: [CONFIDENTIAL INFORMATION – REDACTED]

with a copy (which shall not constitute notice) to:

Dentons Canada LLP
77 King Street West, Suite 400
Toronto, ON M5K 0A1

Attention: Eric Foster
Email: eric.foster@dentons.com

(2) *Deemed Delivery of Notice*. Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of e-mailing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day and the communication is so delivered, e-mailed or sent before 5:00 p.m. (Toronto time) on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth Business Day following the mailing thereof; provided, however, that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

(3) *Change of Address*. Any Party may, from time to time, change its address under this Section 9.3 by notice to the other Party given in the manner provided by this Section 9.3.

9.4 **Time of Essence**. Time shall be of the essence of this Agreement in all respects.

9.5 **Further Assurances**. Each Party shall from time to time promptly execute and deliver or cause to be executed and delivered all such further documents and instruments and shall do or cause to be done all such further acts and things in connection with this Agreement that the other Parties may reasonably require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.

9.6 **Entire Agreement**. This Agreement, along with the Ancillary Agreements, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, including the Letter of Intent and the Confidentiality Agreement. There are no conditions, representations, warranties, obligations or other agreements between the Parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as explicitly set out in this Agreement or any Ancillary Agreement.

9.7 **Amendment**. No amendment of this Agreement shall be effective unless made in writing and signed by the Parties.

9.8 **Waiver**. A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless in writing and signed by the Party to be bound by the waiver and then only in the specific instance and for the specific purpose for which it has been given. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party. The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

9.9 **Severability**. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

9.10 **Attornment**. Each Party agrees (a) that any Legal Proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in Ontario, and for that purpose now irrevocably

and unconditionally attorns and submits to the jurisdiction of such Ontario court; (b) that it irrevocably waives any right to, and shall not, oppose any such Legal Proceeding in Ontario on any jurisdictional basis, including *forum non conveniens*; and (c) not to oppose the enforcement against it in any other jurisdiction of any Order duly obtained from an Ontario court as contemplated by this Section 9.10.

9.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Ontario and this Agreement shall be treated, in all respects, as an Ontario contract.

9.12 Successors and Assigns; Assignment. This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns. The Purchaser may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the Vendor; provided, however, that the Purchaser may assign or transfer its respective rights or obligations under this Agreement to an Affiliate of the Purchaser provided that the Purchaser shall remain responsible for all of its covenants and other agreements contained in this Agreement. The Vendor may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the Purchaser.

9.13 Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties, and except as specifically provided for in Section 6.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.14 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Parties by e-mail in pdf format or by other electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Parties.

[*Remainder of Page Intentionally Left Blank. Signature Page Follows*]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

FIRST MINING GOLD CORP.

By: */s/ Daniel W. Wilton*
Name: Daniel W. Wilton
Title: Chief Executive Officer

TREASURY METALS INC.

By: */s/ Greg Ferron*
Name: Greg Ferron
Title: Chief Executive Officer

EXHIBIT A

Support Agreement

(as attached)

SUPPORT AND VOTING AGREEMENT

THIS AGREEMENT is made as of the _____ day of ________________, 2020.

BETWEEN:

[●]

(the "**Company Securityholder**")

- and -

Treasury Metals Inc.

a corporation incorporated under the laws of province of Ontario

(the "**Company**")

- and -

First Mining Gold Corp.

a corporation incorporated under the laws of the Province of British Columbia

the ("**Seller**")

WHEREAS the Company and the Seller have entered into a share purchase agreement (the "**Purchase Agreement**") pursuant to which the Company will acquire from the Seller all issued and outstanding shares of Tamaka Gold Corporation (the "**Target**"), a wholly-owned subsidiary of the Seller (the "**Transaction**"), concurrently with the entering into of this Agreement;

AND WHEREAS the Company Securityholder is either a director and/or officer of the Company or the Seller and owns, beneficially or of record, directly or indirectly or exercises control or direction over, certain (i) common shares ("**Company Shares**") in the capital of the Company; and/or (ii) convertible securities to acquire Company Shares ("**Company Convertible Securities**");

AND WHEREAS this Agreement sets out the terms and conditions, among other things, under which the Company Securityholder has agreed to vote or cause to be voted all of his, her or its Subject Securities (defined below) in respect of the Transaction and other matters related thereto;

AND WHEREAS the Company Securityholder acknowledges that the Company and the Seller would not have entered into the Purchase Agreement but for the execution and delivery of this Agreement by the Company Securityholder;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
INTERPRETATION

Section 1.01 Definitions

All terms used in this Agreement that are not defined herein shall have the respective meanings ascribed to them in the Purchase Agreement.

For the purposes of this Agreement:

"**Company Meeting**" means the special or annual and special meeting of the shareholders of the Company to consider the Transaction Resolution, including any adjournment or adjournments thereof;

"**Company Securityholder**" means the party identified as such in the preamble together with its affiliates (as defined in the *Securities Act* (Ontario));

"**Subject Convertible Securities**" means all Company Convertible Securities which the Company Securityholder owns, beneficially or of record, directly or indirectly or exercises control or direction over, particulars of which are set forth on Schedule A to this Agreement;

"**Subject Securities**" means, collectively, the Subject Shares and Subject Convertible Securities; and

"**Subject Shares**" means all Company Shares which the Company Securityholder owns, beneficially or of record, directly or indirectly or exercises control or direction over, particulars of which are set forth on Schedule A to this Agreement.

ARTICLE II
COVENANTS

Section 2.01 General Covenants of the Company Securityholder

The Company Securityholder hereby covenants and agrees in favour of the Company and the Seller that, from the date hereof until the termination of this Agreement, except as permitted by this Agreement:

(a) at any meeting of securityholders of the Company called to vote upon the Transaction Resolution, the Transaction, the Purchase Agreement or the transactions contemplated by the Purchase Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Transaction Resolution, the Transaction, the Purchase Agreement or the transactions contemplated by the Purchase Agreement is sought, the Company Securityholder shall cause all Subject Securities eligible to vote at such meeting to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) all such Subject Securities:

(i) in favour of (A) the approval of the Transaction Resolution, the Transaction and any other matter necessary for the consummation of the Transaction or the transactions contemplated by the Purchase Agreement and (B) any other matter necessary for the consummation of the Transaction or any other transaction contemplated by the Purchase Agreement; and

(ii) against any action, proposal, transaction or agreement that could reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company Securityholder under this Agreement or (B) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transaction (the "**Prohibited Matters**").

(b) the Company Securityholder shall forthwith revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(c) the Company Securityholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey

or encumber (each, a "**Transfer**"), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Purchase Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement; provided that, notwithstanding clause (i) above, the Company Securityholder may (x) exercise Company Convertible Securities to acquire additional Company Shares, and (y) subject to Section 5.09 of this Agreement, transfer Subject Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Company Securityholder or under common control with or controlling the Company Securityholder provided that (A) such transfer shall not relieve or release the Company Securityholder of or from its obligations under this Agreement, including, without limitation, the obligation of the Company Securityholder to vote or cause to be voted all Subject Securities at the Company Meeting in favour of the Transaction Resolution (and any other resolution put forward at the Company Meeting that is required for the consummation of the Transaction and the other transactions contemplated by the Purchase Agreement), (B) prompt written notice of such transfer is provided to the Company, (C) the transferee continues to be a corporation or other entity directly or indirectly controlling the Company Securityholder, or owned or controlled by the Company Securityholder, at all times prior to the Company Meeting; and (D) the transferee agrees to be bound by the terms of this Agreement as if it were a party hereto;

(d) the Company Securityholder shall, as a holder of Subject Securities, cooperate with the Company and the Seller to successfully complete the Transaction and the other transactions contemplated by the Purchase Agreement and this Agreement and to oppose any Prohibited Matter;

(e) the Company Securityholder (i) shall not exercise any rights of appraisal or rights of dissent, as applicable, in respect of the Transaction or the transactions contemplated by the Purchase Agreement and (ii) shall not commence or participate in, and shall and hereby agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, the Seller or any of their respective subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of the Purchase Agreement or the consummation of the Transaction;

(f) the Company Securityholder shall (i) immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussions or negotiations commenced prior to the date of this Agreement with any person (other than the Company and the Seller, as applicable) by or on behalf of the Company Securityholder with respect to any acquisition proposal or potential acquisition proposal involving the Target or any of its material assets (a "**Target Acquisition Proposal**"), whether or not initiated by the Company Securityholder; and (ii) not solicit, initiate or encourage inquiries, submissions, proposals or offers from any other person relating to, or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with or assist or participate in or facilitate or encourage any effort or attempt with respect to: (A) any Target Acquisition Proposal; (B) except as provided by the terms of this Agreement, the direct or indirect acquisition or disposition of all or any of the Subject Securities; or (C) any action which is inconsistent with the successful completion of the Transaction;

(g) the Company Securityholder hereby agrees to deposit a proxy or voting instruction form, as the case may be, duly completed and executed in respect of all of the Subject Securities eligible to vote on any matter as soon as practicable following the mailing of the Circular and in any event at least 10 days prior to the Company Meeting. Such proxy or voting instruction form shall appoint as proxyholder(s), the individual(s) designated by the Company in the Circular, and shall vote all such Subject Securities as required by Section 2.01(a)(i). The Company Securityholder hereby agrees

that neither it nor any person on its behalf will take any action to withdraw, amend or invalidate any proxy or voting instruction form deposited by the Company Securityholder pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Company Securityholder might have, unless this Agreement has at such time been previously terminated.

(h) if the Company Securityholder acquires any additional Company Shares or Company Convertible Securities, the Company Securityholder covenants to notify the Company of each such acquisition and agrees and acknowledges that such additional securities shall be deemed to be Subject Shares or Subject Convertible Securities, respectively, for the purposes of this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.01 Representations and Warranties of the Company Securityholder

The Company Securityholder hereby represents and warrants to and covenants with the Company and the Seller as follows, and acknowledges that the Company and the Seller are relying upon such representations, warranties and covenants in entering into this Agreement and the Purchase Agreement:

(a) **Incorporation; Capacity; Authorization**. Where the Company Securityholder is a corporation, it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Company Securityholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.

(b) **Enforceable**. This Agreement has been duly executed and delivered by the Company Securityholder and constitutes a legal, valid and binding obligation, enforceable against the Company Securityholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

(c) **Ownership of Subject Securities**. Schedule A accurately sets forth all of the Subject Securities which the Company Securityholder owns, beneficially or of record, directly or indirectly, or over which it exercises control or direction.

(d) **Voting**. The Company Securityholder has the sole and exclusive right to enter into this Agreement and to vote the Subject Securities as contemplated by this Agreement. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind. Except pursuant to this Agreement, no individual, firm or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, requiring the Company Securityholder to Transfer any Subject Securities or any interest therein.

Section 3.02 Representations and Warranties of the Company

The Company hereby represents and warrants and covenants to the Company Securityholder and the Seller, acknowledging that each of the Company Securityholder and the Seller is relying upon such representations, warranties and covenants in entering into this Agreement:

(a) **Incorporation; Capacity; Authorization**. The Company is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate

power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b) **Enforceable**. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

Section 3.03 Representations and Warranties of the Seller

The Seller hereby represents and warrants and covenants to the Company Securityholder and the Company, acknowledging that each of the Company Securityholder and the Company is relying upon such representations, warranties and covenants in entering into this Agreement:

(a) **Incorporation; Capacity; Authorization**. The Seller is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b) **Enforceable**. This Agreement has been duly executed and delivered by the Seller and constitutes a legal, valid and binding obligation, enforceable against the Seller in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

ARTICLE IV
TERMINATION

Section 4.01 Automatic Termination

This Agreement will automatically terminate and be of no further force or effect upon the earliest to occur of:

(a) completion of the Transaction; or

(b) termination of the Purchase Agreement in accordance with its terms.

Section 4.02 Termination by the Parties

This Agreement may be terminated at any time:

(a) by mutual consent of the Company, the Seller and the Company Securityholder;

(b) by the Company Securityholder: (i) if the Company or the Seller shall not have complied with its covenants to the Company Securityholder contained in this Agreement and such breach or such default has or may have a material and adverse effect on the ability of the Company or the Seller to consummate the transactions contemplated by the Purchase Agreement; provided that the Company Securityholder has notified the Company or the Seller, as applicable, in writing of any of the foregoing events and the same has not been cured by the Company or the Seller, as applicable, within 10 Business Days of the date such notice was received by the Company or the Seller, as applicable; or (ii) if, without the prior written consent of the Company Securityholder, the Purchase Agreement has been amended in a manner that is materially adverse to the Company Securityholder; or

(c) by the mutual agreement of the Company and the Seller if: (i) any of the representations and warranties of the Company Securityholder in this Agreement shall not be true and correct in all material respects; or (ii) the Company Securityholder shall not have complied with its covenants to the Company or the Seller contained in this Agreement, provided that the Company or the Seller has notified the Company Securityholder in writing of any of the foregoing events and the same has not been cured by the Company Securityholder within 10 Business Days of the date such notice was received by the Company Securityholder.

Section 4.03 Effect of Termination

If this Agreement is terminated in accordance with this Article IV (i) the provisions of this Agreement will become void and the Company Securityholder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of the Subject Securities, and (ii) no party shall have liability to any other party, except in respect of any breach of this Agreement which occurred prior to such termination or in respect of any intentional or wilful breach by it of this Agreement.

ARTICLE V
GENERAL

Section 5.01 Capacity and Fiduciary Obligations

The Company and the Seller agree and acknowledge that the Company Securityholder is bound hereunder solely in his or her capacity as a securityholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Company Securityholder or, if applicable, any of its directors, officers or principal shareholder, in his or her capacity as a director or officer of the Company, the Seller or any of their respective subsidiaries (other than with respect to the Subject Securities). For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company, the Seller or any of their respective subsidiaries, as applicable.

Section 5.02 Further Assurances

Each of the Company Securityholder, the Company and the Seller will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party's cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.03 Disclosure

Each of the Company Securityholder, the Company and the Seller hereby consents to the disclosure of the substance of this Agreement, and any discussions leading up to the execution hereof, in any press release, documents filed with the court in connection with the Transaction or transactions contemplated by the Purchase Agreement or any filing pursuant to Applicable Law, including the Circular.

Except as set forth above or as required by Applicable Law or by any Governmental Authority, the Company Securityholder shall not make any public announcement or statement with respect to this Agreement without the approval of the Company and the Seller, which shall not be unreasonably withheld or delayed.

Section 5.04 Time

Time shall be of the essence in this Agreement.

Section 5.05 Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to any conflict of laws rules or principles. The Company Securityholder, the Seller and the Company irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and waive, to the fullest extent possible, the defense of an inconvenient forum or any similar defense to the maintenance of proceedings in such courts.

Section 5.06 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Purchase Agreement incorporated herein by reference constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 5.07 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.08 Severability

If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Section 5.09 Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that: (i) the Company and the Seller may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, without reducing its own obligations hereunder, without the consent of the Company Securityholder; and (ii) the Company Securityholder may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement in order to give effect to a transfer contemplated by Section 2.01(c)(ii)(y) of this Agreement.

Section 5.10 Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by overnight courier or e-mail, in the case of:

(a) the Company, addressed as follows:

Address: 130 King Street West, Suite 3680,
PO Box 88, Exchange Tower,
Toronto, Ontario M5X 1B9
Attention: [•]
E-mail: [•]

(b) the Seller, addressed as follows:

Suite 2070 - 1188 West Georgia Street
Vancouver, British Columbia, V6E 4A2

Attention: Samir Patel, General Counsel & Corporate Secretary
E-mail: [CONFIDENTIAL INFORMATION – REDACTED]

(c) the Company Securityholder, addressed as follows:

[●]
[●]
[●]
[●]
Attention: [●]
E-mail: [●]

or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery thereof if delivered before 4 p.m. on a Business Day at the place and time of receipt and, otherwise, on the next following Business Day.

Section 5.11 Equitable Relief

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

Section 5.12 Expenses

Each of the parties shall pay its out of pocket and other expenses incurred in connection with the preparation, execution and delivery of this Agreement and transactions contemplated hereby.

Section 5.13 Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.14 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

Remainder of page intentionally left blank. Signature page follows.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

TREASURY METALS INC.

By:

____

Name: [●]

Title: [●]

FIRST MINING GOLD CORP.

By:

____

Name: [●]

Title: [●]

____

(Print Name of Company Securityholder)

____

(Signature of Company Securityholder or Authorized Signatory)

SCHEDULE A

Subject Securities

1. **Subject Shares:**

Name of Beneficial Owner	Total Number of Company Shares Beneficially Owned or Controlled	Registered holder (if different from beneficial owner)
[●]	[●]	
	[●]	[●]

2. **Subject Convertible Securities:**

Name of Beneficial Owner	Type of Company Convertible Security	Total Number of Company Convertible Securities Beneficially Owned or Controlled	Registered holder (if different from beneficial owner)
[●]	[●]	[●]	[●]

EXHIBIT B

NSR Agreement

(as attached)

NET SMELTER RETURNS ROYALTY AGREEMENT

THIS AGREEMENT is dated as of the ________ day of __________, 2020.

BETWEEN:

FIRST MINING GOLD CORP., a body corporate, under the laws of the Province of British Columbia, having a place of business at Suite 2070, 1188 West Georgia Street, Vancouver, BC V6E 4A2

(the "**Payee**")

AND:

GOLDLUND RESOURCES INC., a body corporate, under the laws of the Province of Ontario, having a place of business at Suite 3680, Box 99, 130 King Street West, Toronto, ON M5X 1B1

(the "**Payor**")

AND:

TREASURY METALS INC., a body corporate, under the laws of the Province of Ontario, having a place of business at Suite 3680, Box 99, 130 King Street West, Toronto, ON M5X 1B1

(the "**Parent**")

WHEREAS the Payee and the Parent, the parent company of the Payor, have entered into an agreement dated June __, 2020 with respect to the Property (as defined herein) whereby the Parent has indirectly acquired a 100% interest in the Payor.

AND WHEREAS the Payor has a 100% interest in the Property and the Payee is entitled to a net smelter returns royalty of 1.5% subject to the Buydown Right (as defined herein).

WITNESSETH THAT for good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties hereto agree as follows:

1.0 DEFINITIONS AND INTERPRETATION

1.1 In this Agreement, except as otherwise expressly provided, or unless the context otherwise requires:

"**Affiliate**" means a corporation which directly or indirectly controls, or is controlled by or is under common control with, a party to this Agreement. The term "control" as used herein means the rights to the exercise of, directly or indirectly, more than 50% of the voting rights attributable to the shares of the controlled company.

"**Business Day**" means a day on which chartered banks are open for business in the province of Ontario.

"**Buydown Right**" means that right set out in Section 2.2.

"**Commercial Production**" shall mean any form of mining, milling, processing, concentrating, recovery or refining activity conducted with the intention of creating economic value or economic gain from deposits of Minerals contained within the Property, but excluding the taking of Minerals from the Property for the purpose of bulk sampling or determining the amenability of the Minerals to beneficiation processes or mining.

"**Deemed Receipts**" shall mean the following:

(a) Where the Payor or its Affiliates produce or have produced any Refined Products through any smelting or refining arrangements or any other transactions that result in the return to, or credit to the account of, the Payor or its Affiliates of:

(i) fine gold bullion of .995 or better ("**Gold Bullion**");

(ii) silver bullion of .9995 or better ("**Silver Bullion**"); and/or

(iii) other Products produced from Intermediate Products through subsequent smelting and/or refining and the outturned metal from which meets the relevant specifications for Refined Products that have prices regularly quoted on the London Metals Exchange ("**Other Refined Products**") and in each case produced from Raw Products and/or Intermediate Products produced from the Property,

then notwithstanding anything in this Agreement to the contrary, the term "**Deemed Receipts**" for such Refined Products shall be deemed to mean the net number of troy ounces of Gold Bullion and/or Silver Bullion, and/or net number of pounds avoirdupois or other relevant unit of measure for Other Refined Products, as the case may be, returned to, or credited to the account of, the Payor or its Affiliates by the applicable smelter, refinery or other treatment facility in a calendar quarter, multiplied by:

(iv) for Gold Bullion, the average London Bullion Market Association P.M. Gold Fixing for the calendar quarter in which such bullion is so returned or credited;

(v) for Silver Bullion, the average London Bullion Market Association Silver Fixing for the calendar quarter in which such bullion is so returned or credited; and

(vi) for Other Refined Products, the average London Metals Exchange prices for such Other Refined Product for the calendar quarter in which such Other Refined Product is so returned or credited.

In the event of any insurance proceeds payable to the Payor or its Affiliates for any loss or damage to the Intermediate Products prior to receipt at the relevant refinery, smelter or other treatment facility, such insurance proceeds shall be included as revenue in lieu of Deemed Receipts to the extent of such proceeds.

(b) The average price for the calendar quarter shall be determined by dividing the sum of all daily prices posted during the relevant calendar quarter by the number of days that prices were posted. The posted price shall be obtained, in the case of LME Grade "A" copper cathode or COMEX Grade Copper, or Other Refined Products, from Platt's Metals Price Alert, Metals Week Monthly Averages for the applicable period or Metals Bulletin, but

corrected to the official quotations of COMEX or the London Metal Exchange in the event of printing errors, and for other prices, The Wall Street Journal, Reuters, or other reliable source selected by the Payor.

(c) If the LME Settlement Price for the London Bullion Brokers P.M. Gold Fixing or the London Bullion Brokers Silver Fixing, or other relevant LME prices, as the case may be, ceases to be published, the Parties shall agree upon a similar alternative method for determining the average daily spot market price for Gold Bullion or Silver Bullion, or Other Refined Products, as the case may be, or upon failure to so agree, the average of the daily LME settlement prices during such period, as reasonably determined by the Payor, shall be used.

In the case where an Intermediate Product is distributed to an Affiliate of the Payor and such Intermediate Product is converted by such Affiliate or a third Person on behalf of such Affiliate to a Refined Product meeting the standards for determining Deemed Receipts as set forth in this Section, then for purposes of calculating Deemed Receipts such Refined Product shall be deemed produced, and the Deemed Receipts received, by the Payor in the calendar quarter in which the Refined Product is made available to the Affiliate by the smelter or refinery.

"**IFRS**" shall mean the international financial reporting standards, including ancillary accounting standards, interpretations and frameworks, established from time to time by the International Accounting Standards Board or any replacement or successor organization.

"**Intermediate Products**" shall mean concentrates (including, without limitation, iron ore concentrate, leachates, precipitates, and other concentrates), iron ore pellets, doré and other intermediate products, if any, produced from Raw Products, but shall not include cathode or Other Refined Products.

"**Mineral Product**" means all ores, concentrates, minerals and refined or semi-refined products, including doré, produced from the Property.

"**Minerals**" shall mean all rocks, minerals, ore, concentrate, precious and base metals, elements and other materials removed or recovered from the Property through mining, milling, processing, concentrating, smelting or refining activity including without limitation uranium and stone, aggregate, quarry materials and construction materials.

"**Permissible Deductions**" means the aggregate of the following costs and charges (to the extent not previously deducted or accrued in computing Receipts) that accrue or are paid in each quarterly period:

(a) direct transportation and insurance costs incurred delivering the Minerals to the final smelting or refinement facility;

(b) if applicable under the smelter contract, all costs of transporting and insuring the Minerals from the smelter to the place of final delivery by the purchaser;

(c) all smelting, refining and final treatment costs, penalties and other deductions charged by the smelting or refinement facility; and

(d) all export and import taxes on the Minerals levied in Canada or by the country into which the Minerals are imported.

"**Physical Product Receipts**" means, if Raw Products or Intermediate Products are sold by the Payor to a smelter, refinery, pelletization facility or other purchaser, the amounts paid to the Payor from such sale.

"**Products**" shall mean Raw Products, Intermediate Products and Refined Products produced, sold, delivered and shipped from the Property. Products shall not include any material mined from the Property for use by the Payor for roads, foundations, concrete or other construction or industrial uses on or relating to the Property or material that is processed that did not originate from the Property, and shall not include any material that is not recovered for commercial sale from ores extracted from the Property.

"**Property**" means the mineral licenses set forth in Schedule A annexed hereto and all lands, property and rights contained therein or within an area of interest comprising the areas encompassed by lines extending two kilometers from the present boundaries of each of the said mineral licenses if at any time staked, owned or held by the Payor or an Affiliate of the Payor, including any renewals, extensions or replacements of the same issued from time to time in whole or in part, and any other property or mineral tenure that may arise from time to time in connection therewith, including for the sake of certainty any mineral lease or mineral grant.

"**Purchase Price**" has the meaning assigned to it in Section 2.2.

"**Raw Products**" shall mean ore including without limitation iron ore produced from the Property in the form of run of mine ore, direct shipment ore and other similar crude or raw ore produced from the Property without further processing other than crushing.

"**Receipts**" shall be the sum of Physical Product Receipts and Deemed Receipts for the applicable calendar quarter, provided that there shall be no double counting of Physical Product Receipts and Deemed Receipts, such that to the extent that there are Deemed Receipts in respect of the sale of any specific Products there shall be no inclusion of Physical Product Receipts in respect of such sale.

"**Refined Products**" shall mean Gold Bullion, Silver Bullion and Other Refined Products produced from Intermediate Products through refining and/or smelting or equivalent treatment operations.

"**Royalty**" has the meaning assigned to it in Section 2.1.

"**Royalty Interest**" has the meaning assigned to it in Section 12.2.

"**Royalty Percentage**" means the following, for and in respect of all Minerals produced from the Property, 1.5% or 1.0% in the event that the Buydown Right has been duly exercised and the Purchase Price paid to the Payee pursuant to Section 2.2.

2.0 ROYALTY

2.1 The Payor hereby acknowledges the reservation in favour of the Payee, and further grants and agrees to pay to the Payee, a net smelter returns royalty (the "**Royalty**") in perpetuity equal to the Royalty Percentage multiplied by the Receipts less Permissible Deductions.

2.2 At any time during the term of this Agreement, the Payor shall have the right to purchase 0.5% of the Royalty, reducing the Royalty to 1.0% (the "**Buydown Right**"), upon written notice to the Payee. In order to exercise the Buydown Right, the Payor must pay CAD$5,000,000 (the "**Purchase Price**") to the Payee within 15 Business Days of such written notice. It is understood and agreed that all payments received, if any, prior to such purchase becoming effective will not be part of the Purchase Price.

3.0 COMPUTATION AND PAYMENT

3.1 Royalty

To compute the Royalty, the Payor shall multiply the Receipts less the Permissible Deductions for the calendar quarter by the Royalty Percentage.

3.2 Payments

When Royalty payments are due and owing, the Payor shall pay to the Payee the amount due within 30 days after the end of the calendar quarter for which such computation is made, and shall deliver with such payment a copy of the calculations used in connection with such payment supported by appropriate documentation. Any overpayments or underpayments shall be corrected in the next calendar quarter following determination of such adjustment. All payments shall be made by bank cheque delivered to the address of the Payee or via wire payment to the account of the Payee.

3.3 Exceptions

All Royalty payments shall be considered final and in full satisfaction of all obligations of the Payor with respect thereto, unless the Payee gives the Payor written notice describing and setting forth a specific objection to the calculation thereof within twelve months after receipt by the Payee of the statement herein provided for. If the Payee objects to a particular statement as herein provided, the Payee shall, for a period of 30 days after the Payor's receipt of notice of such objection, have the right, upon reasonable notice and at a reasonable time, to commence to have the Payor's accounts and records relating to the calculation of the Royalty in question audited by a chartered accountant acceptable to the Payee and to the Payor. If such audit determines that there has been a deficiency or an excess in the payment made to the Payee such deficiency or excess shall be resolved by adjusting the next quarterly Royalty payment due hereunder. The Payee shall pay all costs of such audit unless a deficiency of more than 5% of the amount due is determined to exist. The Payor on its own account shall pay the costs of such audit if a deficiency of more than 5% of the amount due is determined to exist. All books and records used by the Payor to calculate the Royalty shall be kept in accordance with IFRS. Failure on the part of the Payee to make claim on the Payor for adjustment in such twelve-month period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

3.4 Inspections

Upon not less than five Business Days' notice to the Payor, the Payee, or its authorized agents or representatives, may, under the direction and control of the Payor, enter upon all surface and sub-surface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, and all production records and data pertaining to all production activities and operations on or with respect to the Property, including without limitation, records and data that are electronically maintained, it being understood that the Payee, or its authorized agents or representatives

may only exercise these inspection rights twice each calendar year and such inspections will be carried out during normal business hours and without undue interference with the operations of the Payor.

3.5 Annual Report

Within 60 days following the end of each calendar year, the Payor will provide the Payee with an annual report of Minerals mined, Minerals milled or processed, recoveries, and grades, with respect to the Property during such calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from and estimated remaining Mineral reserves on the Property for the succeeding calendar year and any changes to, or replacements of, the mine plan or any "life of mine plan" with respect to the Property. The Payor will provide the Payee with a copy of any "life of mine plan", if produced, within 15 days of its approval by the Payor and any changes to, or replacements of, any such "life of mine plan" or any mine plan within 15 days after such change or replacement thereof.

3.6 Trading Activities

3.6.1 The Payor will have the right to market and sell the Mineral Products in any manner it may elect, and will have the right to engage in forward sales, futures trading or commodity options trading and other price hedging, price protection, and speculative arrangements (including but not limited to streaming agreements and royalty sales agreements) ("**Trading Activities**") which may involve the possible physical delivery of Mineral Products. The Royalty will not apply to, and the Payee will not be entitled to participate in, the proceeds generated by the Payor, a shareholder of the Payor, or an Affiliate of either in Trading Activities or in the actual marketing or sales of Mineral Products.

3.6.2 In determining the amount of the Royalty, the Payor will not be entitled to deduct from the gross proceeds any losses suffered by the Payor, a shareholder or an Affiliate in connection with any Trading Activities. If the Payor engages in Trading Activities in respect of Mineral Products then the gross proceeds will be determined based on the average spot price of such product.

3.6.3 The average spot price for any expired quarter means (a) in respect of gold, the arithmetic average of the London PM fixed price for every day of the expired quarter on which the London Bullion Market Association fixes a spot price for an ounce of gold in United States dollars; (b) in respect of other precious metals and base metals the arithmetic average of the price of metal quoted on the London Metals Exchange in the Metals Bulletin, for every day the expired quarter on which the price of the metal is so quoted; and (c) in respect to any other mineral, the arithmetic average of the price of such mineral on each Business Day of the expired quarter, where such prices arrived at using the industry standard in the United States for establishing the average spot price of any other such mineral.

3.7 Accounting Principles

All computations under this Agreement shall be determined in accordance with IFRS as applied by the Payor.

3.8 Non-Arms-Length Sales

Where Minerals or Products are sold or disposed of by the Payor other than by a sale to an independent third party purchaser of such Minerals or Products with whom it is dealing at arm's length (as such term is defined in the *Income Tax Act* (Canada)), or to a third party purchaser who has provided any form of financial assistance to the Payor in bringing the Property into or in continuing or expanding Commercial Production, or by any other sale in which the proceeds of sale are not at least equal to those

which would have been realized from a fair market sale to a wholly independent arm's-length third party purchaser, the Receipts from the sale of such Minerals or products shall be calculated as the Receipts which would have resulted from a fair market sale to an independent arm's-length third party purchaser of such Minerals or Products considering the time of each such sale and the circumstances thereof.

3.9 Withholding

The Payor may deduct and withhold from payments due to the Payee hereunder such amounts as may be required by Provincial or Federal legislation applicable to the Royalty payments due to the Payee hereunder at the commencement of such payments or from time to time thereafter.

4.0 COMMINGLING

4.1 The Payor shall have the right to commingle ore, concentrates, minerals and other material mined and removed from the Property from which Products are to be produced, with ore, concentrates, minerals and other material mined and removed from other lands and property; provided, however, that the Payor shall calculate from representative samples the average grade thereof and other measures as are appropriate, and shall weigh (or calculate by volume) the material before commingling. In obtaining representative samples, calculating the average grade of the ore and average recovery percentages, the Payor may use any procedures accepted in the mining and metallurgical industry which it believes suitable for the type of mining and processing activity being conducted and, in the absence of fraud, its choice of such procedures shall be final and binding on the Payee.

5.0 TAILINGS AND WASTE

5.1 All tailings or waste material shall be the property of the Payor and the Payor shall have no obligation to process or extract substances therefrom. If the Payor elects to extract Minerals of value therefrom and utilizes or sells the same, the Payee shall receive payments in respect of the Royalty during Commercial Production of such Minerals. If the Payor commingles the tailings or waste material produced from the Property with tailings and waste material not produced from the Property, the Payor shall record the tonnage amount and source of such tailings and waste material prior to commingling and the Royalty payments, if any, shall be based upon the recoverable *pro rata* portion of the minerals in the tailings or waste material derived from the Property. The records of the Payor shall be deemed conclusive as to the tailings or waste material attributable to each source.

6.0 CONDUCT OF OPERATIONS

6.1 All decisions concerning methods, the extent, times, procedures and techniques of any exploration, development, mining, leaching, milling, processing, extraction treatment, if any, and the materials to be introduced into the Property or produced therefrom, and except as otherwise provided in this Agreement all decisions concerning the sale or other disposition of Minerals (including, without limitation, decisions as to buyers, times of sale, whether to store or stockpile Minerals for a reasonable length of time without selling the same) shall be made by the Payor, acting reasonably and in accordance with good mining and engineering practices in the circumstances.

7.0 COMPLIANCE WITH LAWS/ENVIRONMENTAL OBLIGATIONS

7.1 The Payor will indemnify and save the Payee and its parent and Affiliates harmless from any loss, cost or liability including, without limitation, reasonable legal fees arising from a claim against the Payee in respect of any failure by the Payor to at all times comply with all applicable present or future federal,

provincial, territorial and local laws, statutes, rules, regulations, permits, ordinances, certificates, licences and other regulatory requirements, policies and guidelines relating to the Payor or the Property; provided, however, the Payor shall have the right to contest any of the same if such contest does not jeopardize the Property or the Payee's rights thereto or under this Agreement.

7.2 The Payor will indemnify and save the Payee and its parent and Affiliates harmless from any loss, cost or liability (including, without limitation, reasonable legal fees) arising from a claim against the Payee in respect of:

(a) any failure by the Payor to timely and fully perform all abandonment, restoration, remediation and reclamation required by all governmental authorities pertaining or related to the operations or activities of by the Payor on or with respect to the Property or required under this Agreement;

(b) the Payor causing, suffering, or permitting any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance; or

(c) any violation of or liability under any present or future applicable federal, territorial, provincial or local environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licences and other regulatory requirements, policies or guidelines.

8.0 INSURANCE

8.1 The Payor shall purchase or otherwise arrange at its own expense and shall keep in force at all times insurance (including, without limitation, comprehensive general public liability insurance) against claims for bodily injury or death or property damage arising out of or resulting from activities or operations on or with respect to the Property and in respect of loss, theft or destruction of Minerals, in such amounts as will adequately protect the Payor, the Payee, the Royalty, and the Property from any and all claims, liabilities and damages which may reasonably arise with respect to the Property and as will adequately protect the Payor and the Payee from loss, theft and destruction of Minerals whether on or off the Property and prior to final sale. The Payee shall be named as a loss payee on all property, liability and other insurance policies held by the Payor and relating to the Property, the Minerals or the Royalty.

9.0 MAINTENANCE OF PROPERTY

9.1 The Payor shall do all things and make all payments reasonably necessary or appropriate to maintain the right, title and interest of the Payor and the Payee in the Property and the Minerals and to maintain the Property in good standing. The Payor shall be entitled, from time to time, to abandon or surrender or allow to lapse or expire any part or parts of any mineral claims or mining leases relating to or comprising the Property if the Payor determines, acting reasonably and in the best interests of the Payor and the Parent, that such part or parts are not economically viable or otherwise have insufficient value to warrant continued maintenance.

9.2 Notwithstanding Section 9.1, the Payor shall not abandon or surrender, or allow to lapse or expire, any mining claims or leases relating to or comprising the Property for the purpose of permitting any third party to restake such claim and avoid the Royalty; and if the Payor, or any person with which the Payor does not deal at arm's length or joint venturer, restakes any expired claims or leases relating to or comprising the Property, this Agreement shall include any such new claims.

10.0 NATURE OF ROYALTY

10.1 To the extent permitted under applicable law, the Royalty creates a direct real property interest in the Property and constitutes a covenant running with the Property and is not merely contractual in nature. The Payee shall have the right to register the Royalty on title at any time. Any expense associated with establishing, registering or perfecting the Royalty as a real property interest shall be for the account of the Payee.

11.0 TERM

11.1 This Agreement shall continue in perpetuity. If any right, power or interest of either party under this Agreement would violate the rule against perpetuities, then such right, power or interest shall terminate at the expiration of 20 years after the death of the last survivor of all the lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the date of this Agreement.

12.0 CHANGE IN OWNERSHIP

12.1 By the Payor

The Payor will not sell, assign or transfer the Property or any right, title or interest that it now has or may hereafter have therein, in whole or in part, to any person, firm or corporation, or grant any person, firm or corporation an option or right to acquire the Property or any right, title or interest that it now has or may hereafter have therein, in whole or in part, unless the intended transferee first provides an acknowledgement in writing to the Payee, in form and content to the reasonable satisfaction of the Payee, that it assumes this Agreement and the obligations of the Payor hereunder as if it were a named party in the first instance. No such sale, assignment, transfer, option or right, however accomplished, shall enlarge the obligations or diminish the rights of the Payee.

12.2 By the Payee

The Payee may sell, assign or transfer the whole but not part of its right, title and interest in and to this Agreement, including in and to the Royalty (in each case, the "**Royalty Interest**") only to the extent permitted in this Section 12.2. No change or division in the ownership of the Royalty Interest, however accomplished, shall enlarge the obligations or diminish the rights of the Payor. The Payee covenants that any change in ownership of the Royalty shall be accomplished in such a manner that the Payor shall be required to make payments and give notice to no more than one person, and upon breach of this covenant, the Payor may retain all payments otherwise due in escrow until the breach has been cured.

13.0 NATIONAL INSTRUMENT 43-101

13.1 At reasonable times and with the Payor's prior consent (which shall not be unreasonably withheld or delayed), at the sole risk and expense of the Payee, the Payee, on reasonable notice, shall have a right of access by its representatives to the Property and the technical data related to the Property, and any mill, smelter, concentrator or other processing facility owned or operated by the Payor and/or its affiliates that is used to process Mineral Products produced from the Property.

13.2 The Payor will cooperate with and permit the Payee to prepare, as required, technical reports on the Property, in accordance with National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("**NI 43-101**") or otherwise whether intended for disclosure or internal purposes, at the sole cost and expense of the Payee to comply with the Payee's disclosure obligations under applicable Canadian

and/or US securities laws and/or stock exchange rules and policies provided that: (i) to the extent permitted by law, the Payee may use the same Qualified Person ("**QP**") (with the QP's consent) as the Payor to prepare all technical reports that the Payee is required to prepare and to use (as the base), the same reports as the Payor (re-addressed to the Payee); and (ii) if the Payee is unable to use the same QP as the Payor to prepare a technical report, it will choose another QP to write the technical report and the Payee will not finalize the technical report until the Payor has been provided with a reasonable opportunity to comment on the contents of the technical report and the Payee will act in good faith and will use its best efforts to incorporate the Payor's comments into the technical report. The Payor will promptly deliver to the Payee any updated NI 43-101 technical reports or mineral reserve and mineral resource estimates produced that pertain to the Property.

14.0 PARENT GUARANTEE

14.1 Parent Guarantee

Subject to the terms, conditions and limitations contained in this Agreement, the Parent unconditionally guarantees to the Payee the due and punctual performance of the obligations of the Payor under this Agreement and the transactions contemplated by this Agreement (the "**Guaranteed Obligations**"). If for any reason the Payor shall fail, or be unable to duly, punctually and fully pay or perform the Guaranteed Obligations, the Parent will, subject to the terms, conditions and limitations contained in this Agreement, forthwith perform, or cause to be performed, the Guaranteed Obligations.

15.0 GENERAL PROVISIONS

15.1 Registration of Interest

The Payee shall have the right from time to time to register or record notice of this Agreement and the Royalty, any other documents relating to or contemplated by the foregoing and any caution or other title document, against title to the Property or elsewhere, and the Payor shall cooperate with all such registrations and recordings and provide its written consent or signature to any documents and do such other things from time to time as are necessary or desirable to effect all such registrations or recordings or otherwise to protect the interests of the Payee hereunder.

15.2 Time

Time is of the essence of this Agreement and each of the terms and conditions of this Agreement.

15.3 Notices

Any notices to be given to one party by the other may be sent by telecopy or email or personally delivered addressed as follows:

To the Payee:

First Mining Gold Corp.
Suite 2070, 1188 West Georgia Street
Vancouver, BC V6E 4A2

Attention: Samir Patel, General Counsel & Corporate Secretary
Email: [CONFIDENTIAL INFORMATION – REDACTED]

To the Payor:

Goldlund Resources Inc.
Suite 3680, Box 99, 130 King Street West
Toronto, ON M5X 1B1

Attention: [•]
Email: [•]

To the Parent:

Treasury Metals Inc.
Suite 3680, Box 99, 130 King Street West
Toronto, ON M5X 1B1

Attention: [•]
Email: [•]

or at such other address as any party hereto may from time to time designate by written notice to the other parties hereto and any such notice shall be deemed to have been given and received by the party to which it is addressed on delivery if delivered and on the day following transmission if telecopied.

15.4 No Implied Covenants

There are no implied covenants or duties on the part of the Payor to the Payee, whether relating to the exploration, development or mining of the Property, the marketing or sale of Products or otherwise. Without limiting the generality of the foregoing, the Payor is not under any obligation to explore, develop or produce Products from the Property or to continue production once commenced and the Payor has the unfettered right to suspend, curtail or terminate any such operation or activity as it in its sole discretion may determine.

15.5 No Fiduciary Duties

Nothing herein shall be construed to create, expressly or by implication, a fiduciary relationship or a partnership between the Payor and the Payee.

15.6 Severability

If any one or more of the provisions of this Agreement are held to be illegal, invalid or unenforceable for any reason, then such illegality, invalidity or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision or provisions had never been contained herein.

15.7 Governing Law

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Ontario.

15.8 Binding Effect

All covenants, conditions and terms of this Agreement shall be of benefit to and run as a covenant with the Property and shall bind and enure to the benefit of the parties hereto and their respective successors and assigns.

15.9 Successors and Assigns

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

15.10 Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

15.11 Counterparts

This Agreement may be executed in counterparts and delivered by facsimile or in the form of a photocopy, and each such facsimile or photocopy signature shall be deemed to be an original and all such counterparts taken together shall be deemed to be one and the same original document and notwithstanding their actual date of execution shall be deemed to be dated as of the date first above written.

16.0 ARBITRATION

16.1 All disputes, controversies, questions or claims arising out of, or in connection with, this Agreement, including the interpretation, performance, breach, termination or invalidity of it, shall be referred to and finally settled by three arbitrators appointed as follows:

(a) either party may refer any such matter to arbitration by written notice to the other party, naming its appointee as arbitrator;

(b) the other party shall, within 14 days of receipt of the notice, name its appointee as arbitrator; and

(c) the two arbitrators so named shall, within 14 days of the naming of the latter of them, select and appoint a third arbitrator.

16.2 Except as specifically provided in this section, arbitration hereunder shall be conducted in accordance with the provisions of the *International Commercial Arbitration Act* of the Province of Ontario, which provisions shall be binding upon the parties hereto with respect to the submission made under this Agreement.

16.3 The seat of the arbitration shall be Toronto, Ontario and the language of the arbitration shall be English.

16.4 Unless the parties agree to share the costs of the arbitration, the arbitrator shall determine what portion of the costs and expenses incurred in such proceeding shall be borne by each party participating

in the arbitration. The award of the arbitrator shall be final and binding on each of the parties and shall not be subject to any appeal on any ground, including an error of law.

[*Remainder of Page Intentionally Left Blank. Signature Page Follows*]

IN WITNESS WHEREOF this Agreement has been executed as of the day and year first above written.

FIRST MINING GOLD CORP.

By: ______________________________
Name: Daniel W. Wilton
Title: Chief Executive Officer

TREASURY METALS INC.

By: ______________________________
Name:
Title:

GOLDLUND RESOURCES INC.

By: ______________________________
Name:
Title:

SCHEDULE A

PROPERTY SUBJECT TO THE ROYALTY (AND ANY AREA OF INTEREST)

Goldlund Mining Claims

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
100003	PICKEREL	Single Cell Mining Claim	4/5/2020	20.78
100005	ECHO	Single Cell Mining Claim	4/26/2020	20.79
100282	ECHO	Single Cell Mining Claim	1/13/2021	20.78
100468	PICKEREL	Single Cell Mining Claim	8/11/2020	20.79
100570	PICKEREL	Single Cell Mining Claim	1/13/2022	20.77
100571	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
100832	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
100834	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
100866	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
100892	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
100893	JORDAN,KABIK LAKE AREA	Boundary Cell Mining Claim	4/18/2020	0.53
100896	JORDAN,KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.76
100936	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
100937	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
100948	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
101003	JORDAN,KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.76
101027	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	8/11/2020	20.79
101080	ECHO,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
101102	ECHO	Single Cell Mining Claim	8/11/2020	20.79
101103	ECHO	Single Cell Mining Claim	2/12/2020	20.80
101126	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
101127	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
101246	ECHO	Single Cell Mining Claim	2/12/2020	20.79
101268	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
101332	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
101336	PICKEREL,VERMILION	Single Cell Mining Claim	1/13/2021	20.76
101359	ECHO,MCAREE	Single Cell Mining Claim	9/30/2020	20.80
101380	LAVAL	Single Cell Mining Claim	8/30/2020	20.82
101407	ECHO	Single Cell Mining Claim	8/11/2020	20.79
101408	ECHO	Single Cell Mining Claim	8/11/2020	20.79
101498	ECHO,PICKEREL	Single Cell Mining Claim	2/12/2020	20.78
101593	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
101676	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
101738	LAVAL	Single Cell Mining Claim	1/24/2021	20.80
101760	JORDAN	Boundary Cell Mining Claim	12/15/2020	18.38
101761	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
101764	ECHO	Single Cell Mining Claim	2/12/2020	20.79
101767	LAVAL	Single Cell Mining Claim	10/31/2020	20.81
101775	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
101776	JORDAN,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
101837	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
101849	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
101850	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
101862	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
101863	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
101864	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
101865	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
102027	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
102028	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
102053	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
102054	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
102055	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
102092	WEBB	Single Cell Mining Claim	1/24/2021	20.79
102093	WEBB	Single Cell Mining Claim	1/24/2021	20.80
102490	JORDAN,KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.76
102501	VERMILION	Single Cell Mining Claim	1/13/2021	20.76
102506	LAVAL	Single Cell Mining Claim	9/30/2020	20.83
102578	LAVAL	Single Cell Mining Claim	9/30/2020	20.80
102579	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
102594	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
102934	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
103716	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
104240	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
104241	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
105356	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
105558	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
106443	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
106444	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
106667	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
107263	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
107264	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
109467	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
111935	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
114918	MCAREE	Single Cell Mining Claim	9/30/2020	20.80
114971	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
115046	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
115070	ECHO	Single Cell Mining Claim	4/26/2020	20.79
115091	ECHO	Single Cell Mining Claim	1/13/2021	20.78

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
115111	ECHO	Single Cell Mining Claim	1/13/2021	20.78
115600	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
115601	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
115831	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.78
115859	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2022	20.77
115860	PICKEREL	Single Cell Mining Claim	1/13/2022	20.77
116038	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
116042	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
116049	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
116050	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
116105	WEBB	Single Cell Mining Claim	1/24/2021	20.79
116169	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
116171	ECHO	Single Cell Mining Claim	9/28/2020	20.80
116254	LAVAL	Single Cell Mining Claim	10/31/2020	20.81
116267	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
116268	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
116272	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
116278	ECHO	Single Cell Mining Claim	2/9/2020	20.80
116279	ECHO	Single Cell Mining Claim	2/9/2020	20.79
116344	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.79
116350	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
116368	ECHO,PICKEREL	Single Cell Mining Claim	8/11/2020	20.79
116404	ECHO,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
116443	LAVAL,MCAREE	Single Cell Mining Claim	8/5/2020	20.81
116444	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
116445	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
116448	WEBB	Single Cell Mining Claim	1/24/2021	20.79
116450	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
116489	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
116490	LAVAL,MCAREE	Single Cell Mining Claim	8/5/2020	20.81
116544	JORDAN,KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.76
116549	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
116594	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
116596	JORDAN	Boundary Cell Mining Claim	12/15/2020	7.02
116620	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
116623	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
116725	ECHO	Single Cell Mining Claim	8/11/2020	20.79
116791	JORDAN,KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.76
116826	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
116827	PICKEREL	Single Cell Mining Claim	2/12/2020	20.78
116912	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
116937	JORDAN	Single Cell Mining Claim	12/15/2020	20.75

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
116938	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
116939	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
117089	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
117096	ECHO	Single Cell Mining Claim	8/11/2020	20.79
117097	ECHO	Single Cell Mining Claim	2/12/2020	20.79
117098	ECHO	Single Cell Mining Claim	3/29/2025	20.80
117099	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	4/5/2020	20.79
117100	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	4/5/2020	20.79
117148	PICKEREL,VERMILION	Single Cell Mining Claim	1/13/2021	20.76
117163	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
117169	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
117170	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
117190	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
117672	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
117676	ECHO	Single Cell Mining Claim	8/11/2020	20.78
117701	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
117754	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
117755	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
117756	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
117802	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
117810	VERMILION	Single Cell Mining Claim	1/13/2021	20.76
117811	VERMILION	Single Cell Mining Claim	1/13/2021	20.76
117817	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
117888	LAVAL	Single Cell Mining Claim	1/24/2021	20.81
117889	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
118176	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
118244	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
120327	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
120349	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
120350	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
120381	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
120382	JORDAN,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
120383	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
120429	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
121009	PICKEREL	Single Cell Mining Claim	4/5/2020	20.78
121010	PICKEREL	Single Cell Mining Claim	4/5/2020	20.78
121075	MCAREE	Single Cell Mining Claim	8/5/2020	20.80
121122	PICKEREL	Single Cell Mining Claim	2/12/2020	20.78
121123	PICKEREL	Single Cell Mining Claim	2/12/2020	20.78
121124	PICKEREL	Single Cell Mining Claim	8/11/2020	20.79
121373	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
121667	DRAYTON,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
121746	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
121823	LAVAL	Single Cell Mining Claim	9/30/2020	20.80
121900	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
121901	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
121902	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
121903	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
122325	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
122326	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
122327	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
122329	ECHO	Single Cell Mining Claim	1/13/2021	20.78
122331	ECHO	Single Cell Mining Claim	4/5/2025	20.79
122403	LAVAL	Single Cell Mining Claim	1/24/2021	20.80
122431	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
122448	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
123023	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
123024	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.79
123025	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
123030	JORDAN	Single Cell Mining Claim	3/28/2020	20.76
123100	ECHO	Single Cell Mining Claim	1/13/2021	20.77
123145	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
123738	ECHO	Single Cell Mining Claim	9/28/2020	20.80
123826	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
123827	LAVAL	Single Cell Mining Claim	2/12/2020	20.82
123828	LAVAL	Single Cell Mining Claim	2/12/2020	20.82
124215	LAVAL	Single Cell Mining Claim	1/24/2021	20.80
124385	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
124401	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
124402	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
124937	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
124938	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
124942	ECHO,WEBB	Single Cell Mining Claim	4/26/2020	20.79
124943	ECHO	Single Cell Mining Claim	4/26/2020	20.80
125260	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
125261	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
125687	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
126858	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
126884	ECHO,MCAREE	Single Cell Mining Claim	9/30/2025	20.80
126885	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
126961	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
127543	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
127544	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
127545	JORDAN	Single Cell Mining Claim	12/15/2020	20.75

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
127597	ECHO	Single Cell Mining Claim	1/13/2021	20.78
127598	ECHO	Single Cell Mining Claim	1/13/2021	20.78
127599	ECHO	Single Cell Mining Claim	8/11/2020	20.78
128305	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
128306	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
128335	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
128915	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
128977	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
129011	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
129012	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
129508	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
129554	MCAREE	Single Cell Mining Claim	9/30/2020	20.80
129555	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
129557	DRAYTON,JORDAN	Single Cell Mining Claim	12/15/2020	20.74
129564	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
129581	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
129609	WEBB	Single Cell Mining Claim	1/24/2021	20.79
129612	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
129646	LAVAL,MCAREE	Single Cell Mining Claim	1/24/2020	20.80
129691	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
130020	JORDAN,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.76
130021	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
130296	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
130305	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
130309	LAVAL	Single Cell Mining Claim	1/24/2021	20.80
130712	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
130981	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
130982	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
130983	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
131407	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
131408	JORDAN,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.76
134204	ECHO	Single Cell Mining Claim	1/13/2021	20.78
135251	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
135273	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
136994	LAVAL,WEBB	Single Cell Mining Claim	1/24/2021	20.80
137949	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
137950	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
137951	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
137952	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
138858	LAVAL	Single Cell Mining Claim	8/5/2020	20.81
138905	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
139221	JORDAN	Single Cell Mining Claim	3/28/2020	20.76

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
139598	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
141432	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
141433	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
141435	ECHO	Single Cell Mining Claim	9/28/2020	20.79
141436	ECHO	Single Cell Mining Claim	9/28/2020	20.80
141714	LAVAL	Single Cell Mining Claim	1/24/2021	20.81
142420	LAVAL	Single Cell Mining Claim	2/12/2020	20.81
142682	ECHO	Single Cell Mining Claim	8/11/2020	20.78
143033	LAVAL,WEBB	Single Cell Mining Claim	1/24/2021	20.80
143456	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
143464	ECHO	Single Cell Mining Claim	8/11/2020	20.79
143465	ECHO	Single Cell Mining Claim	2/12/2020	20.79
143466	ECHO	Single Cell Mining Claim	2/12/2020	20.79
143467	ECHO	Single Cell Mining Claim	2/12/2020	20.79
143468	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	4/5/2020	20.79
144756	ECHO	Single Cell Mining Claim	4/26/2020	20.79
144781	ECHO	Single Cell Mining Claim	1/13/2021	20.78
145341	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
145342	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
145343	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
145371	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
145395	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
145396	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
145492	JORDAN,KABIK LAKE AREA,PICKEREL,VERMILION	Single Cell Mining Claim	1/13/2021	20.76
145493	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
145500	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
148834	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
148835	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
150149	ECHO	Single Cell Mining Claim	1/13/2021	20.78
151621	ECHO	Single Cell Mining Claim	1/13/2021	20.77
151622	ECHO	Single Cell Mining Claim	1/13/2021	20.77
151623	ECHO	Single Cell Mining Claim	1/13/2021	20.77
151646	ECHO	Single Cell Mining Claim	2/12/2020	20.79
151670	LAVAL,MCAREE	Single Cell Mining Claim	8/5/2020	20.81
151671	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
151721	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
151742	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
152294	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.78
152345	WEBB	Single Cell Mining Claim	1/24/2021	20.80
152356	VERMILION	Single Cell Mining Claim	1/13/2021	20.76
152357	VERMILION	Single Cell Mining Claim	1/13/2021	20.76

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
152371	VERMILION	Single Cell Mining Claim	1/13/2021	20.76
152375	LAVAL	Single Cell Mining Claim	9/30/2020	20.83
152378	LAVAL	Single Cell Mining Claim	10/31/2020	20.81
152403	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
153623	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
153871	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
154210	PICKEREL	Single Cell Mining Claim	4/5/2020	20.78
154232	ECHO	Single Cell Mining Claim	9/17/2025	20.79
155481	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
156254	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
156838	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
156857	ECHO	Single Cell Mining Claim	4/26/2020	20.79
157589	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
157590	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
157604	PICKEREL	Single Cell Mining Claim	1/31/2021	20.77
158107	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
158118	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
158119	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
158246	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
158789	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
158790	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
158795	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
158817	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
158818	ECHO,PICKEREL	Single Cell Mining Claim	8/11/2020	20.78
158824	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
158828	MCAREE	Single Cell Mining Claim	8/5/2020	20.80
158829	MCAREE	Single Cell Mining Claim	8/5/2020	20.80
158849	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
158854	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
158888	WEBB	Single Cell Mining Claim	1/24/2021	20.80
158890	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
158891	DRAYTON,JORDAN,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
159148	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
159469	DRAYTON,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
159502	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
159503	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
159518	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
159528	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
159564	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
159595	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
160125	ECHO	Single Cell Mining Claim	9/30/2020	20.80

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
160149	LAVAL	Single Cell Mining Claim	8/30/2020	20.81
160166	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
160212	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
160256	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
160257	ECHO,PICKEREL	Single Cell Mining Claim	2/12/2020	20.78
160265	LAVAL	Single Cell Mining Claim	8/5/2020	20.81
160271	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
160272	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
160273	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
160377	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
160381	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
160382	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
160816	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
160945	ECHO	Single Cell Mining Claim	2/9/2020	20.79
161516	LAVAL	Single Cell Mining Claim	1/24/2021	20.80
161537	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
161538	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
161542	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
161549	ECHO	Single Cell Mining Claim	9/28/2020	20.80
161561	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
161562	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
161563	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
161564	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
161616	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
161622	JORDAN,KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.76
161623	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
161630	ECHO	Single Cell Mining Claim	4/15/2020	20.80
162268	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
162269	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
162853	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
162872	ECHO	Single Cell Mining Claim	4/26/2020	20.79
163283	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
163585	ECHO	Single Cell Mining Claim	2/12/2020	20.79
163586	PICKEREL	Single Cell Mining Claim	4/5/2020	20.79
163631	PICKEREL	Single Cell Mining Claim	1/31/2021	20.77
163635	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
163639	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
163646	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
163654	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
163963	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
164240	ECHO,MCAREE	Single Cell Mining Claim	9/28/2020	20.80
164269	PICKEREL,VERMILION	Single Cell Mining Claim	1/13/2021	20.76

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
164282	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
164305	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
164306	DRAYTON,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
164829	PICKEREL,VERMILION	Single Cell Mining Claim	1/13/2021	20.76
164835	DRAYTON,JORDAN	Single Cell Mining Claim	12/15/2020	20.74
164836	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
164847	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
164891	WEBB	Single Cell Mining Claim	1/24/2021	20.80
164892	JORDAN	Single Cell Mining Claim	11/10/2020	20.74
164958	JORDAN,KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.76
165508	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
165653	LAVAL	Single Cell Mining Claim	8/30/2020	20.81
165856	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
166159	LAVAL	Single Cell Mining Claim	8/30/2020	20.82
166160	LAVAL	Single Cell Mining Claim	8/30/2020	20.82
166161	LAVAL	Single Cell Mining Claim	8/30/2020	20.82
166185	ECHO	Single Cell Mining Claim	8/11/2020	20.78
166186	ECHO	Single Cell Mining Claim	8/11/2020	20.79
166274	PICKEREL	Single Cell Mining Claim	2/12/2020	20.78
166438	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
166439	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
166441	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
166854	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
166855	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
166879	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
166938	LAVAL	Single Cell Mining Claim	1/24/2021	20.80
166943	ECHO	Single Cell Mining Claim	9/28/2020	20.80
167515	DRAYTON	Boundary Cell Mining Claim	12/15/2020	9.58
167528	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
167529	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
167534	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
167546	JORDAN,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
167556	ECHO	Single Cell Mining Claim	2/9/2020	20.79
167557	ECHO	Single Cell Mining Claim	2/9/2020	20.79
167627	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.78
167663	ECHO,PICKEREL	Single Cell Mining Claim	8/11/2020	20.79
168213	ECHO,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
168240	ECHO	Single Cell Mining Claim	2/12/2020	20.79
168241	ECHO	Single Cell Mining Claim	2/12/2020	20.80
168271	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
168313	ECHO,MCAREE	Single Cell Mining Claim	9/28/2020	20.80
168355	ECHO	Single Cell Mining Claim	2/12/2020	20.79

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
168896	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.78
168941	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
168953	WEBB	Single Cell Mining Claim	1/24/2021	20.80
168971	JORDAN	Single Cell Mining Claim	3/28/2020	20.76
168984	ECHO,LAVAL,MCAREE,WEBB	Single Cell Mining Claim	9/28/2020	20.80
168993	LAVAL	Single Cell Mining Claim	9/30/2020	20.83
169567	LAVAL,WEBB	Single Cell Mining Claim	9/30/2020	20.80
169766	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
170273	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
170274	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
170339	DRAYTON,JORDAN	Single Cell Mining Claim	12/15/2020	20.74
170770	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	4/5/2020	20.78
170772	ECHO	Single Cell Mining Claim	9/28/2020	20.80
170784	KABIK LAKE AREA	Single Cell Mining Claim	1/13/2021	20.78
170790	ECHO	Single Cell Mining Claim	9/17/2025	20.79
170791	ECHO	Single Cell Mining Claim	9/17/2025	20.80
171510	ECHO	Single Cell Mining Claim	8/11/2020	20.78
171520	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.78
171546	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
171547	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
173418	LAVAL	Single Cell Mining Claim	8/5/2020	20.81
173419	LAVAL	Single Cell Mining Claim	8/5/2020	20.81
173634	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
174143	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
174817	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
175970	JORDAN,KABIK LAKE AREA	Single Cell Mining Claim	4/20/2020	20.76
176109	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
176110	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
176113	LAVAL	Single Cell Mining Claim	1/24/2021	20.81
176801	LAVAL	Single Cell Mining Claim	12/4/2020	20.81
177364	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
177626	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
177654	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
177658	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
177659	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
177671	ECHO	Single Cell Mining Claim	9/30/2020	20.80
177673	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
177674	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
177679	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
177717	JORDAN,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
178320	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
178364	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
178365	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
178394	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
178408	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
178416	JORDAN,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
178982	LAVAL	Single Cell Mining Claim	8/30/2020	20.82
179008	ECHO	Single Cell Mining Claim	8/11/2020	20.78
179069	MCAREE	Single Cell Mining Claim	8/5/2020	20.80
179120	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
179121	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
179665	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
179721	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
179791	ECHO	Single Cell Mining Claim	1/13/2021	20.78
179792	ECHO	Single Cell Mining Claim	1/13/2021	20.79
179872	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
179874	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
179875	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
180269	LAVAL	Single Cell Mining Claim	1/24/2021	20.80
180364	WEBB	Single Cell Mining Claim	1/24/2021	20.80
180365	LAVAL,WEBB	Single Cell Mining Claim	1/24/2021	20.80
180371	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
180380	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
180383	ECHO	Single Cell Mining Claim	12/15/2020	20.79
180395	JORDAN,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
180396	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
180413	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
180457	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.78
180480	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
180991	ECHO,PICKEREL	Single Cell Mining Claim	8/11/2020	20.79
180993	ECHO	Single Cell Mining Claim	9/28/2020	20.80
181072	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
181133	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
181143	ECHO	Single Cell Mining Claim	8/11/2020	20.79
181671	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
181672	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
181674	ECHO	Single Cell Mining Claim	9/28/2020	20.80
181715	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.78
181757	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
181779	JORDAN	Single Cell Mining Claim	3/28/2020	20.76
181801	LAVAL	Single Cell Mining Claim	9/30/2020	20.83
181802	LAVAL	Single Cell Mining Claim	9/30/2020	20.83
181816	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
182377	DRAYTON,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
186191	ECHO	Single Cell Mining Claim	1/13/2021	20.78
187731	LAVAL	Single Cell Mining Claim	1/24/2021	20.80
187732	LAVAL	Single Cell Mining Claim	1/24/2021	20.80
188977	LAVAL	Single Cell Mining Claim	2/12/2020	20.81
189616	LAVAL,WEBB	Single Cell Mining Claim	1/24/2021	20.80
189979	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
190830	LAVAL	Single Cell Mining Claim	8/5/2020	20.81
191676	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
192278	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
193322	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
193323	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
193324	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
193567	LAVAL	Single Cell Mining Claim	1/24/2021	20.81
193568	LAVAL	Single Cell Mining Claim	1/24/2021	20.81
194214	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
194256	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
194280	JORDAN	Boundary Cell Mining Claim	12/15/2020	7.27
194292	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
194316	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
194317	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
194318	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
194818	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
194819	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
194820	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
194825	JORDAN,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
194872	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
194873	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
194923	LAVAL	Single Cell Mining Claim	8/30/2020	20.82
195114	LAVAL	Single Cell Mining Claim	9/30/2020	20.80
195115	LAVAL	Single Cell Mining Claim	1/24/2021	20.80
195116	LAVAL	Single Cell Mining Claim	1/24/2021	20.81
195528	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
195529	PICKEREL	Single Cell Mining Claim	2/12/2020	20.78
195532	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
195533	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
195534	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
195543	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
195584	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
196208	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
196209	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
196210	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
196211	LAVAL	Single Cell Mining Claim	9/30/2020	20.82

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
196269	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
196270	DRAYTON	Boundary Cell Mining Claim	12/15/2020	9.21
196280	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
196283	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
196298	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
196301	JORDAN,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
196307	ECHO	Single Cell Mining Claim	2/9/2020	20.79
196308	ECHO	Single Cell Mining Claim	2/9/2020	20.79
196309	ECHO	Single Cell Mining Claim	2/9/2020	20.79
196319	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
196320	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
196833	WEBB	Single Cell Mining Claim	1/24/2021	20.80
196858	LAVAL	Single Cell Mining Claim	9/30/2020	20.83
196861	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
196862	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
197506	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
197507	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
197558	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
197567	ECHO	Single Cell Mining Claim	4/15/2025	20.80
197572	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
197583	ECHO	Single Cell Mining Claim	4/5/2020	20.79
197662	LAVAL,MCAREE	Single Cell Mining Claim	8/5/2020	20.81
198227	ECHO,MCAREE	Single Cell Mining Claim	9/28/2020	20.80
198228	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
198259	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
198261	ECHO	Single Cell Mining Claim	9/28/2020	20.80
198262	ECHO,MCAREE	Single Cell Mining Claim	9/28/2020	20.80
198289	ECHO	Single Cell Mining Claim	2/12/2020	20.78
198353	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
198896	ECHO	Single Cell Mining Claim	1/13/2021	20.78
200042	ECHO	Single Cell Mining Claim	9/28/2020	20.79
200043	ECHO	Single Cell Mining Claim	4/26/2020	20.79
200044	ECHO	Single Cell Mining Claim	4/26/2020	20.79
200045	ECHO,WEBB	Single Cell Mining Claim	4/26/2020	20.80
200446	LAVAL	Single Cell Mining Claim	1/24/2021	20.81
200489	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
200797	KABIK LAKE AREA	Single Cell Mining Claim	1/13/2021	20.77
202071	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
202162	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
202729	ECHO	Single Cell Mining Claim	1/13/2021	20.78
203025	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
203026	LAVAL	Single Cell Mining Claim	2/12/2020	20.83

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
203371	ECHO	Single Cell Mining Claim	2/12/2020	20.79
203372	ECHO	Single Cell Mining Claim	9/17/2025	20.80
203373	ECHO,MCAREE	Single Cell Mining Claim	9/30/2025	20.80
203407	PICKEREL,VERMILION	Single Cell Mining Claim	1/13/2021	20.76
203439	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
203440	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
204077	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
204100	DRAYTON,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
204119	ECHO	Single Cell Mining Claim	8/11/2020	20.78
204126	ECHO,MCAREE	Single Cell Mining Claim	4/5/2020	20.80
204127	ECHO,MCAREE	Single Cell Mining Claim	9/28/2020	20.80
204137	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
204178	WEBB	Single Cell Mining Claim	1/24/2021	20.80
204893	WEBB	Single Cell Mining Claim	1/24/2021	20.80
204914	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
204915	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
204943	ECHO	Single Cell Mining Claim	2/9/2020	20.79
204952	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
204989	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
204990	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
205005	ECHO	Single Cell Mining Claim	4/15/2025	20.80
205023	ECHO	Single Cell Mining Claim	9/28/2020	20.80
205578	ECHO	Single Cell Mining Claim	1/13/2021	20.77
205579	ECHO	Single Cell Mining Claim	1/13/2021	20.77
205612	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
205613	LAVAL,MCAREE	Single Cell Mining Claim	8/5/2020	20.81
205614	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
205615	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
205616	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
205662	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
206222	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.78
206267	LAVAL	Single Cell Mining Claim	2/12/2020	20.82
206273	WEBB	Single Cell Mining Claim	1/24/2021	20.79
206284	JORDAN	Boundary Cell Mining Claim	3/28/2020	1.86
206290	VERMILION	Single Cell Mining Claim	1/13/2021	20.76
206298	LAVAL	Single Cell Mining Claim	9/30/2020	20.83
206299	LAVAL	Single Cell Mining Claim	9/30/2020	20.83
206319	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
207561	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
208797	ECHO	Single Cell Mining Claim	8/11/2020	20.78
208798	ECHO	Single Cell Mining Claim	1/13/2021	20.78
208816	PICKEREL	Single Cell Mining Claim	4/5/2020	20.78

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
208840	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
208841	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
208842	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
209121	LAVAL	Single Cell Mining Claim	1/24/2021	20.80
210118	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
210220	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
210768	ECHO	Single Cell Mining Claim	1/13/2021	20.78
211032	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
211457	ECHO	Single Cell Mining Claim	2/12/2020	20.79
211458	ECHO	Single Cell Mining Claim	8/2/2026	20.79
211494	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
211509	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
211516	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
211527	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
211528	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
211534	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
211535	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
212170	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
212171	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
212201	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
212231	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
212241	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
212301	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
212759	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
212760	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
212761	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
212764	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
212803	WEBB	Single Cell Mining Claim	1/24/2021	20.80
212804	WEBB	Single Cell Mining Claim	1/24/2021	20.80
212875	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
212876	DRAYTON,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
212877	DRAYTON,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
213428	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
213459	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
213507	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
213518	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
213519	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
213570	LAVAL	Single Cell Mining Claim	8/30/2020	20.82
214104	PICKEREL	Single Cell Mining Claim	4/5/2020	20.78
214173	MCAREE	Single Cell Mining Claim	8/5/2020	20.80
214209	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
214890	LAVAL	Single Cell Mining Claim	1/24/2021	20.80

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
214895	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
214896	ECHO	Single Cell Mining Claim	1/13/2021	20.78
214897	ECHO	Single Cell Mining Claim	1/13/2021	20.79
214900	ECHO	Single Cell Mining Claim	2/9/2020	20.80
214901	ECHO	Single Cell Mining Claim	4/5/2025	20.79
214902	ECHO	Single Cell Mining Claim	11/13/2025	20.79
214920	ECHO	Single Cell Mining Claim	9/28/2020	20.79
214975	PICKEREL	Single Cell Mining Claim	2/12/2020	20.78
214982	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
214983	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
215059	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
215060	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
215187	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
215190	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
215191	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
215620	LAVAL,WEBB	Single Cell Mining Claim	1/24/2021	20.80
215621	LAVAL	Single Cell Mining Claim	9/30/2020	20.80
215628	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
215629	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
215630	ECHO	Single Cell Mining Claim	1/13/2021	20.78
215631	ECHO	Single Cell Mining Claim	1/13/2021	20.79
215634	ECHO	Single Cell Mining Claim	9/28/2020	20.80
215704	WEBB	Single Cell Mining Claim	1/24/2021	20.80
215705	WEBB	Single Cell Mining Claim	1/24/2021	20.80
215706	WEBB	Single Cell Mining Claim	1/24/2021	20.80
215707	WEBB	Single Cell Mining Claim	1/24/2021	20.80
215726	JORDAN	Boundary Cell Mining Claim	12/15/2020	18.76
215730	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
215733	ECHO	Single Cell Mining Claim	9/28/2020	20.80
215745	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
215760	ECHO	Single Cell Mining Claim	2/9/2020	20.79
215772	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
216315	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
216316	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.79
216322	JORDAN	Single Cell Mining Claim	3/28/2020	20.76
216323	JORDAN	Single Cell Mining Claim	3/28/2020	20.76
216324	JORDAN,KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.76
216340	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
216347	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
216357	PICKEREL	Single Cell Mining Claim	8/11/2020	20.79
216358	PICKEREL	Single Cell Mining Claim	8/11/2020	20.79
216399	ECHO	Single Cell Mining Claim	1/13/2021	20.77

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
216400	ECHO	Single Cell Mining Claim	1/13/2021	20.77
216421	ECHO	Single Cell Mining Claim	2/12/2020	20.79
216459	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
216460	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
216461	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
216462	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
216463	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
217013	ECHO,MCAREE	Single Cell Mining Claim	9/28/2020	20.80
217014	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
217015	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
217046	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
217047	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
217049	ECHO,MCAREE	Single Cell Mining Claim	9/28/2020	20.80
217065	ECHO	Single Cell Mining Claim	2/12/2020	20.78
217091	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
217135	LAVAL	Single Cell Mining Claim	2/12/2020	20.82
217136	LAVAL	Single Cell Mining Claim	2/12/2020	20.82
217656	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
217699	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
217700	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
217701	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
217748	LAVAL	Single Cell Mining Claim	9/30/2020	20.80
219031	DRAYTON,JORDAN	Single Cell Mining Claim	12/15/2020	20.74
219661	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
219662	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
219663	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	4/5/2020	20.78
219666	ECHO	Single Cell Mining Claim	9/28/2020	20.80
220907	KABIK LAKE AREA	Single Cell Mining Claim	1/13/2021	20.77
220908	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
221671	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
222299	ECHO	Single Cell Mining Claim	4/26/2020	20.79
222300	ECHO,WEBB	Single Cell Mining Claim	4/26/2020	20.79
222301	ECHO	Single Cell Mining Claim	4/26/2020	20.79
222327	ECHO	Single Cell Mining Claim	1/13/2021	20.78
222328	ECHO	Single Cell Mining Claim	1/13/2021	20.78
222992	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
223234	JORDAN,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.76
223564	PICKEREL,VERMILION	Single Cell Mining Claim	1/13/2021	20.76
223565	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
223569	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
223570	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
223579	JORDAN	Single Cell Mining Claim	12/15/2020	20.74

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
223927	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
223928	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
224215	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
224217	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
224241	ECHO	Single Cell Mining Claim	8/11/2020	20.78
224242	PICKEREL,VERMILION	Single Cell Mining Claim	1/13/2021	20.76
224243	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
224244	DRAYTON,JORDAN	Single Cell Mining Claim	12/15/2020	20.74
224248	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
224259	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
224666	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
224944	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
225523	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
225573	LAVAL	Single Cell Mining Claim	8/30/2020	20.82
225600	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	4/5/2020	20.78
225663	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
225712	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
225713	LAVAL	Single Cell Mining Claim	1/24/2021	20.81
225714	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
226548	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
226982	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
227058	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
227663	ECHO	Single Cell Mining Claim	1/13/2021	20.78
227664	ECHO	Single Cell Mining Claim	1/13/2021	20.78
228073	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
228960	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
228961	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
229389	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
229543	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
229564	ECHO	Single Cell Mining Claim	4/26/2020	20.79
229565	ECHO	Single Cell Mining Claim	4/26/2020	20.79
230169	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
230170	LAVAL	Single Cell Mining Claim	1/24/2021	20.80
230286	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	4/5/2020	20.79
230310	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
230321	PICKEREL,VERMILION	Single Cell Mining Claim	1/13/2021	20.76
230548	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
230900	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
230990	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
231009	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
231018	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
231546	JORDAN	Single Cell Mining Claim	12/15/2020	20.76

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
231583	WEBB	Single Cell Mining Claim	1/24/2021	20.79
231584	WEBB	Single Cell Mining Claim	1/24/2021	20.80
231633	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
231961	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
232188	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
232221	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
232237	JORDAN,KABIK LAKE AREA	Boundary Cell Mining Claim	4/20/2020	0.57
232238	JORDAN,KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.76
232239	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
232240	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
232271	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
232272	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
232312	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
232875	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	4/5/2020	20.78
232876	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	4/5/2020	20.79
232942	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
232946	MCAREE	Single Cell Mining Claim	8/5/2020	20.80
232977	PICKEREL	Single Cell Mining Claim	2/12/2020	20.78
232990	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
233653	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
233658	ECHO	Single Cell Mining Claim	2/9/2020	20.80
233727	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
233728	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
233983	ECHO	Single Cell Mining Claim	1/13/2021	20.78
234234	LAVAL,WEBB	Single Cell Mining Claim	1/24/2021	20.80
234235	LAVAL	Single Cell Mining Claim	1/24/2021	20.80
234249	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
234250	DRAYTON	Boundary Cell Mining Claim	12/15/2020	2.92
234267	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
234272	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
234276	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
234277	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
234285	ECHO	Single Cell Mining Claim	2/9/2020	20.79
234297	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
234345	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.79
234979	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
235044	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
235052	ECHO	Single Cell Mining Claim	8/11/2020	20.78
235053	ECHO	Single Cell Mining Claim	8/11/2020	20.79
235676	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
235677	LAVAL	Single Cell Mining Claim	2/12/2020	20.82
235703	VERMILION	Single Cell Mining Claim	1/13/2021	20.76

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
235727	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
235728	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
235740	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
236625	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
236626	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
236636	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
238673	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
239380	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
240268	LAVAL	Single Cell Mining Claim	9/30/2020	20.80
240310	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
240311	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
240312	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
242208	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
242217	LAVAL	Single Cell Mining Claim	1/24/2021	20.80
242696	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
242697	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
243389	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
244113	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
245924	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
245927	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
246994	LAVAL	Single Cell Mining Claim	8/5/2020	20.81
247547	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
247548	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
248253	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
248934	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
249706	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
249711	LAVAL	Single Cell Mining Claim	1/24/2021	20.81
250924	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
252057	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
252192	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
253399	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
253503	ECHO	Single Cell Mining Claim	1/13/2021	20.78
253504	ECHO	Single Cell Mining Claim	1/13/2021	20.78
255406	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
257839	WEBB	Single Cell Mining Claim	1/24/2021	20.80
258271	ECHO	Single Cell Mining Claim	1/13/2021	20.78
258272	ECHO	Single Cell Mining Claim	1/13/2021	20.78
258933	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
258941	ECHO	Single Cell Mining Claim	2/12/2020	20.79
258942	ECHO	Single Cell Mining Claim	3/29/2025	20.80
258943	ECHO	Single Cell Mining Claim	3/29/2025	20.80
259483	PICKEREL,VERMILION	Single Cell Mining Claim	1/13/2021	20.76

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
259484	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
259498	PICKEREL,VERMILION	Single Cell Mining Claim	1/13/2021	20.76
259499	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
259503	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
259504	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
259517	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
259576	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
260150	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
260170	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
260171	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
260173	ECHO,PICKEREL	Single Cell Mining Claim	8/11/2020	20.78
260179	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
260180	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
260181	ECHO,MCAREE	Single Cell Mining Claim	4/5/2020	20.80
260189	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
260198	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
260248	DRAYTON,JORDAN	Single Cell Mining Claim	12/15/2020	20.74
260249	JORDAN	Single Cell Mining Claim	11/10/2020	20.74
260250	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
260800	LAVAL,MCAREE	Single Cell Mining Claim	9/28/2020	20.80
260848	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
260849	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
260852	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
260884	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
260896	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
260941	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
260942	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
260943	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
261485	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
261486	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
261487	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
261493	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
261514	ECHO,MCAREE	Single Cell Mining Claim	9/30/2020	20.80
261545	LAVAL	Single Cell Mining Claim	8/30/2020	20.81
262161	PICKEREL	Single Cell Mining Claim	2/12/2020	20.78
262206	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
262207	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
262257	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
262279	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
262280	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
262281	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
262857	LAVAL,WEBB	Single Cell Mining Claim	9/30/2020	20.80

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
262861	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
262926	WEBB	Single Cell Mining Claim	1/24/2021	20.80
262952	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
262954	PICKEREL	Single Cell Mining Claim	1/31/2021	20.77
262971	ECHO	Single Cell Mining Claim	2/9/2020	20.80
263487	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
263535	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.78
263536	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.79
263539	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
263549	ECHO	Single Cell Mining Claim	4/15/2020	20.80
263631	ECHO,PICKEREL	Single Cell Mining Claim	2/12/2020	20.79
263632	ECHO,PICKEREL	Single Cell Mining Claim	2/12/2020	20.80
264241	ECHO	Single Cell Mining Claim	8/11/2020	20.78
264270	ECHO	Single Cell Mining Claim	9/28/2020	20.80
264286	ECHO	Single Cell Mining Claim	2/12/2020	20.79
264872	LAVAL	Single Cell Mining Claim	2/12/2020	20.82
264873	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
264901	LAVAL	Single Cell Mining Claim	9/30/2020	20.83
264902	LAVAL	Single Cell Mining Claim	9/30/2020	20.83
264903	LAVAL	Single Cell Mining Claim	9/30/2020	20.83
264928	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
264929	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
266146	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
266147	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
266148	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	4/5/2020	20.78
266165	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
267052	LAVAL	Single Cell Mining Claim	1/24/2021	20.81
267152	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
267425	PICKEREL	Single Cell Mining Claim	1/13/2022	20.77
268200	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
268207	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
268208	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
268222	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
268850	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
268851	DRAYTON,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
268904	JORDAN	Boundary Cell Mining Claim	12/15/2020	0.50
268955	ECHO	Single Cell Mining Claim	9/17/2025	20.79
268987	ECHO	Single Cell Mining Claim	9/30/2020	20.80
269507	LAVAL	Single Cell Mining Claim	8/30/2020	20.81
269535	ECHO	Single Cell Mining Claim	8/11/2020	20.78
269536	ECHO	Single Cell Mining Claim	8/11/2020	20.79
269580	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
269622	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
269623	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
269658	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
270190	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
270309	LAVAL	Single Cell Mining Claim	9/30/2020	20.80
270313	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
270318	ECHO	Single Cell Mining Claim	2/9/2020	20.80
270435	ECHO,MCAREE	Single Cell Mining Claim	9/28/2020	20.80
270436	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
270437	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
270452	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
270888	WEBB	Single Cell Mining Claim	1/24/2021	20.80
270914	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
270915	ECHO	Single Cell Mining Claim	12/15/2020	20.79
270916	ECHO	Single Cell Mining Claim	4/5/2020	20.79
270925	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
270926	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
270935	ECHO	Single Cell Mining Claim	2/9/2020	20.79
270990	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
270991	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.79
270997	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
271020	PICKEREL	Single Cell Mining Claim	8/11/2020	20.79
271024	ECHO	Single Cell Mining Claim	4/5/2020	20.80
271132	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
271639	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
272213	ECHO	Single Cell Mining Claim	8/11/2020	20.78
272234	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
272235	ECHO	Single Cell Mining Claim	9/28/2020	20.80
272236	ECHO	Single Cell Mining Claim	9/28/2020	20.80
272282	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
272283	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
272869	JORDAN	Single Cell Mining Claim	3/28/2020	20.76
272874	ECHO	Single Cell Mining Claim	9/28/2020	20.80
272875	ECHO,MCAREE	Single Cell Mining Claim	9/28/2020	20.80
272885	LAVAL	Single Cell Mining Claim	9/30/2020	20.83
272888	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
272897	JORDAN,KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.76
272907	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
273627	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
274086	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
274824	ECHO	Single Cell Mining Claim	1/13/2021	20.78
274839	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	4/5/2020	20.78

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
274865	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
276144	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
276145	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
276743	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
276744	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
276761	ECHO	Single Cell Mining Claim	4/26/2020	20.79
277472	ECHO	Single Cell Mining Claim	2/12/2020	20.79
277473	ECHO	Single Cell Mining Claim	8/11/2020	20.79
277474	ECHO	Single Cell Mining Claim	8/8/2020	20.79
277476	PICKEREL	Single Cell Mining Claim	4/5/2020	20.79
277530	PICKEREL,VERMILION	Single Cell Mining Claim	1/13/2021	20.76
277531	PICKEREL,VERMILION	Single Cell Mining Claim	1/13/2021	20.76
278124	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
278175	PICKEREL	Single Cell Mining Claim	4/5/2020	20.78
278208	DRAYTON	Boundary Cell Mining Claim	12/15/2020	14.71
278209	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
278569	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
278757	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
278763	LAVAL	Single Cell Mining Claim	1/24/2021	20.81
278995	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
278996	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
279001	ECHO	Single Cell Mining Claim	2/12/2020	20.79
279002	ECHO	Single Cell Mining Claim	2/12/2020	20.79
279003	ECHO	Single Cell Mining Claim	9/30/2025	20.80
279004	ECHO	Single Cell Mining Claim	9/30/2025	20.80
279005	PICKEREL	Single Cell Mining Claim	4/5/2020	20.79
279006	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	4/5/2020	20.79
279560	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
279561	PICKEREL	Single Cell Mining Claim	1/31/2021	20.77
279562	PICKEREL	Single Cell Mining Claim	1/31/2021	20.77
279564	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
279565	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
279579	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
279664	ECHO	Single Cell Mining Claim	9/30/2020	20.80
279692	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
280225	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
280255	ECHO	Single Cell Mining Claim	8/11/2020	20.78
280257	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
280261	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
280262	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
280274	JORDAN	Single Cell Mining Claim	12/15/2020	20.75

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
280275	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
280312	WEBB	Single Cell Mining Claim	1/24/2021	20.79
280316	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
280349	MCAREE	Single Cell Mining Claim	8/5/2020	20.80
280892	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
280953	JORDAN	Boundary Cell Mining Claim	12/15/2020	6.78
280954	JORDAN	Boundary Cell Mining Claim	3/28/2020	4.01
280986	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
281620	PICKEREL	Single Cell Mining Claim	4/5/2020	20.78
281682	MCAREE	Single Cell Mining Claim	8/5/2020	20.80
282013	ECHO	Single Cell Mining Claim	1/13/2021	20.78
282227	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
282233	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
282333	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
282334	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
282335	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
282916	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
282917	ECHO	Single Cell Mining Claim	1/13/2021	20.78
282918	ECHO	Single Cell Mining Claim	2/9/2020	20.79
282919	ECHO	Single Cell Mining Claim	1/13/2021	20.79
283028	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
283029	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
283036	ECHO	Single Cell Mining Claim	2/9/2020	20.80
283040	ECHO	Single Cell Mining Claim	2/9/2020	20.79
283055	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
283056	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
283057	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
283612	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
283617	JORDAN	Single Cell Mining Claim	3/28/2020	20.76
283631	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
283644	ECHO	Single Cell Mining Claim	9/28/2020	20.80
283709	ECHO	Single Cell Mining Claim	2/12/2020	20.79
283743	LAVAL,MCAREE	Single Cell Mining Claim	8/5/2020	20.81
283744	LAVAL	Single Cell Mining Claim	9/30/2020	20.83
283745	LAVAL	Single Cell Mining Claim	9/30/2020	20.83
284329	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
284331	ECHO,MCAREE	Single Cell Mining Claim	9/28/2020	20.80
284945	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
286226	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
286228	ECHO,WEBB	Single Cell Mining Claim	4/26/2020	20.79
286229	ECHO,WEBB	Single Cell Mining Claim	4/26/2020	20.79
286230	ECHO	Single Cell Mining Claim	9/28/2020	20.79

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
286231	ECHO,WEBB	Single Cell Mining Claim	9/28/2020	20.80
286247	ECHO	Single Cell Mining Claim	9/17/2025	20.80
287391	LAVAL	Single Cell Mining Claim	9/30/2020	20.80
287483	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	4/5/2020	20.78
287505	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
288853	ECHO	Single Cell Mining Claim	9/28/2020	20.79
288871	ECHO	Single Cell Mining Claim	1/13/2021	20.78
289610	LAVAL	Single Cell Mining Claim	12/15/2020	20.82
289648	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
289668	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
289761	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
289793	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
290334	WEBB	Single Cell Mining Claim	1/24/2021	20.80
290345	DRAYTON	Boundary Cell Mining Claim	12/15/2020	8.83
290360	ECHO	Single Cell Mining Claim	9/28/2020	20.80
290368	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
290369	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
290377	ECHO	Single Cell Mining Claim	2/9/2020	20.79
290439	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
290451	PICKEREL	Single Cell Mining Claim	8/11/2020	20.79
290604	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
290965	ECHO	Single Cell Mining Claim	4/5/2020	20.80
291010	ECHO,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
291030	ECHO	Single Cell Mining Claim	2/12/2020	20.79
291056	MCAREE	Single Cell Mining Claim	8/5/2020	20.81
291057	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
291058	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
291059	LAVAL	Single Cell Mining Claim	9/30/2020	20.83
291060	LAVAL	Single Cell Mining Claim	9/30/2020	20.83
291114	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
291696	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.78
291737	LAVAL	Single Cell Mining Claim	2/12/2020	20.82
291744	WEBB	Single Cell Mining Claim	1/24/2021	20.79
291753	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
291786	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
291787	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
291788	LAVAL	Single Cell Mining Claim	10/31/2020	20.81
291802	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
292633	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
292859	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
293016	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
293894	LAVAL	Single Cell Mining Claim	9/30/2020	20.81

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
294169	LAVAL,MCAREE	Single Cell Mining Claim	8/5/2020	20.82
294208	ECHO	Single Cell Mining Claim	8/11/2020	20.78
294705	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
294927	ECHO,MCAREE	Single Cell Mining Claim	9/30/2020	20.80
295593	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
295611	ECHO,WEBB	Single Cell Mining Claim	4/26/2020	20.79
295612	ECHO	Single Cell Mining Claim	9/28/2020	20.79
295613	ECHO	Single Cell Mining Claim	9/28/2020	20.79
296322	ECHO	Single Cell Mining Claim	2/12/2020	20.79
296323	ECHO	Single Cell Mining Claim	2/12/2020	20.79
296324	ECHO	Single Cell Mining Claim	8/11/2020	20.79
296325	ECHO	Single Cell Mining Claim	3/29/2025	20.80
296326	ECHO	Single Cell Mining Claim	9/30/2025	20.80
296327	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	4/5/2020	20.79
296871	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
296872	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
296875	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
296880	JORDAN,KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.76
296881	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
296887	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
296888	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
296892	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
296984	PICKEREL	Single Cell Mining Claim	4/5/2020	20.78
296991	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
297229	JORDAN,KABIK LAKE AREA	Single Cell Mining Claim	4/20/2020	20.76
297230	JORDAN,KABIK LAKE AREA	Single Cell Mining Claim	4/20/2020	20.76
297358	LAVAL	Single Cell Mining Claim	1/24/2021	20.81
297528	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
297551	MCAREE	Single Cell Mining Claim	9/30/2020	20.80
297552	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
297553	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
297554	ECHO,PICKEREL	Single Cell Mining Claim	8/11/2020	20.78
297586	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
297623	DRAYTON,JORDAN	Single Cell Mining Claim	11/10/2020	20.74
297624	DRAYTON,JORDAN	Single Cell Mining Claim	12/15/2020	20.74
297625	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
298199	DRAYTON,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
298252	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
298253	JORDAN,KABIK LAKE AREA	Boundary Cell Mining Claim	12/15/2020	0.97
298288	JORDAN	Single Cell Mining Claim	12/15/2020	20.75
298294	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
298327	MCAREE	Single Cell Mining Claim	8/5/2020	20.81

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
298335	PICKEREL,VERMILION	Single Cell Mining Claim	1/13/2021	20.76
298646	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
298909	ECHO	Single Cell Mining Claim	8/11/2020	20.79
298910	ECHO	Single Cell Mining Claim	8/11/2020	20.79
301437	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
304062	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
304063	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
304064	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
304247	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
304248	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
304390	LAVAL	Single Cell Mining Claim	2/12/2020	20.81
305016	WEBB	Single Cell Mining Claim	1/24/2021	20.80
305303	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
306006	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
309427	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
309568	LAVAL	Single Cell Mining Claim	9/30/2020	20.80
309569	LAVAL	Single Cell Mining Claim	1/24/2021	20.81
310275	LAVAL	Single Cell Mining Claim	12/4/2020	20.81
310998	LAVAL	Single Cell Mining Claim	1/24/2021	20.81
311329	PICKEREL	Single Cell Mining Claim	1/13/2022	20.77
311330	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
311698	LAVAL	Single Cell Mining Claim	2/12/2020	20.81
312332	WEBB	Single Cell Mining Claim	1/24/2021	20.80
312784	DRAYTON,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
313382	ECHO	Single Cell Mining Claim	1/13/2021	20.78
314060	ECHO	Single Cell Mining Claim	2/12/2020	20.79
314061	ECHO	Single Cell Mining Claim	2/12/2020	20.79
314062	ECHO	Single Cell Mining Claim	2/12/2025	20.79
314063	ECHO	Single Cell Mining Claim	2/12/2025	20.79
314064	ECHO,MCAREE	Single Cell Mining Claim	9/30/2025	20.80
314066	PICKEREL	Single Cell Mining Claim	4/5/2020	20.79
314122	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
314371	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
314654	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
314659	DRAYTON,JORDAN	Single Cell Mining Claim	12/15/2020	20.74
314660	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
314661	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
314666	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
314678	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
314679	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
314686	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
314687	JORDAN	Single Cell Mining Claim	12/15/2020	20.76

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
314720	DRAYTON,JORDAN	Single Cell Mining Claim	11/10/2020	20.74
314721	DRAYTON,JORDAN	Single Cell Mining Claim	12/15/2020	20.74
314796	DRAYTON,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
315449	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
315450	JORDAN,KABIK LAKE AREA	Single Cell Mining Claim	4/20/2020	20.76
316298	LAVAL,WEBB	Single Cell Mining Claim	9/30/2020	20.80
316843	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
320646	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
320647	PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
320651	ECHO	Single Cell Mining Claim	9/28/2020	20.80
320953	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
320954	LAVAL	Single Cell Mining Claim	2/12/2020	20.82
320955	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
320968	WEBB	Single Cell Mining Claim	1/24/2021	20.79
321013	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
321047	WEBB	Single Cell Mining Claim	1/24/2021	20.80
321574	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
322261	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
322262	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
322263	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
322335	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
322809	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
322810	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
322814	ECHO,WEBB	Single Cell Mining Claim	9/28/2020	20.80
322827	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
322828	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
322829	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
323553	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
323554	KABIK LAKE AREA	Single Cell Mining Claim	1/13/2021	20.77
323555	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
325434	ECHO	Single Cell Mining Claim	1/13/2021	20.78
326101	ECHO	Single Cell Mining Claim	2/12/2020	20.79
326103	PICKEREL	Single Cell Mining Claim	8/11/2020	20.79
326136	PICKEREL,VERMILION	Single Cell Mining Claim	1/13/2021	20.76
326137	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
326145	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
326154	JORDAN,KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.76
326747	ECHO	Single Cell Mining Claim	9/28/2020	20.80
326780	PICKEREL,VERMILION	Single Cell Mining Claim	1/13/2021	20.76
326781	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
326816	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
326819	DRAYTON,PARNES LAKE AREA	Boundary Cell Mining Claim	12/15/2020	3.54

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
326820	DRAYTON,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
326858	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
326859	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
326860	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
326865	DRAYTON,JORDAN	Single Cell Mining Claim	12/15/2020	20.74
326866	JORDAN	Single Cell Mining Claim	12/15/2020	20.74
326871	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
327420	WEBB	Single Cell Mining Claim	1/24/2021	20.79
327421	WEBB	Single Cell Mining Claim	1/24/2021	20.79
327422	WEBB	Single Cell Mining Claim	1/24/2021	20.80
327424	DRAYTON,JORDAN,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
327425	JORDAN,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
327536	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
328084	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
328158	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
328170	LAVAL	Single Cell Mining Claim	8/30/2020	20.81
328192	ECHO	Single Cell Mining Claim	8/11/2020	20.79
328757	MCAREE	Single Cell Mining Claim	8/5/2020	20.80
328800	ECHO,PICKEREL	Single Cell Mining Claim	2/12/2020	20.79
328810	LAVAL	Single Cell Mining Claim	12/15/2020	20.82
328814	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
328839	DRAYTON,PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.74
328878	DRAYTON	Single Cell Mining Claim	12/15/2020	20.74
328976	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
328977	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
328978	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
328983	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
329507	LAVAL	Single Cell Mining Claim	9/30/2020	20.80
329511	ECHO	Single Cell Mining Claim	1/13/2021	20.78
329586	LAVAL,WEBB	Single Cell Mining Claim	1/24/2021	20.80
329587	LAVAL,WEBB	Single Cell Mining Claim	1/24/2021	20.80
329588	LAVAL,WEBB	Single Cell Mining Claim	1/24/2021	20.80
330115	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
330117	PICKEREL	Single Cell Mining Claim	1/31/2021	20.77
330118	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
330121	ECHO	Single Cell Mining Claim	2/12/2020	20.80
330122	ECHO	Single Cell Mining Claim	9/28/2020	20.80
330123	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
330133	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.77
330134	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
330206	ECHO	Single Cell Mining Claim	4/15/2020	20.80

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
330255	ECHO	Single Cell Mining Claim	1/13/2021	20.78
330792	ECHO	Single Cell Mining Claim	2/12/2020	20.79
330871	MCAREE	Single Cell Mining Claim	9/28/2020	20.80
330908	ECHO	Single Cell Mining Claim	9/28/2020	20.80
334998	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
337508	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
337509	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
338373	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
338374	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
338375	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
338931	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
338932	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
339893	JORDAN	Single Cell Mining Claim	12/15/2020	20.76
339921	JORDAN	Single Cell Mining Claim	4/20/2020	20.76
339967	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
339984	ECHO	Single Cell Mining Claim	8/8/2020	20.79
340019	LAVAL	Single Cell Mining Claim	8/30/2020	20.82
340020	LAVAL	Single Cell Mining Claim	8/30/2020	20.82
340551	KABIK LAKE AREA,PICKEREL	Single Cell Mining Claim	4/5/2020	20.78
340611	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
340612	KABIK LAKE AREA	Single Cell Mining Claim	4/18/2020	20.77
340615	MCAREE	Single Cell Mining Claim	8/5/2020	20.80
340659	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
340660	PICKEREL	Single Cell Mining Claim	2/12/2020	20.78
340677	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
340678	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
340860	PARNES LAKE AREA	Single Cell Mining Claim	12/15/2020	20.75
340863	LAVAL	Single Cell Mining Claim	12/4/2020	20.82
340961	ECHO	Single Cell Mining Claim	1/13/2021	20.78
341341	LAVAL,WEBB	Single Cell Mining Claim	1/24/2021	20.80
341349	LAVAL	Single Cell Mining Claim	9/30/2020	20.82
341372	ECHO	Single Cell Mining Claim	9/28/2020	20.79
341923	LAVAL	Single Cell Mining Claim	1/24/2021	20.80
341949	JORDAN	Boundary Cell Mining Claim	12/15/2020	5.26
341954	ECHO	Single Cell Mining Claim	8/11/2020	20.79
341963	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
341994	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
341995	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
342031	KABIK LAKE AREA	Single Cell Mining Claim	12/15/2020	20.78
342045	JORDAN	Single Cell Mining Claim	3/28/2020	20.76
342209	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
342410	LAVAL	Single Cell Mining Claim	1/24/2021	20.80

Claim ID	Township	Claim Type	Anniversary Date	Area (Ha)
342426	LAVAL	Single Cell Mining Claim	2/12/2020	20.81
342427	LAVAL	Single Cell Mining Claim	2/12/2020	20.81
342553	KABIK LAKE AREA	Single Cell Mining Claim	3/28/2020	20.77
342620	ECHO,PICKEREL	Single Cell Mining Claim	1/13/2021	20.78
343233	MCAREE	Single Cell Mining Claim	9/28/2020	20.81
343240	ECHO	Single Cell Mining Claim	8/11/2020	20.78
343310	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
343345	LAVAL	Single Cell Mining Claim	2/12/2020	20.83
343375	JORDAN	Boundary Cell Mining Claim	3/28/2020	9.67
343924	KABIK LAKE AREA	Single Cell Mining Claim	4/5/2020	20.79
343964	WEBB	Single Cell Mining Claim	1/24/2021	20.80
343965	LAVAL	Single Cell Mining Claim	1/24/2021	20.80
344643	PICKEREL	Single Cell Mining Claim	1/13/2021	20.77
345434	LAVAL	Single Cell Mining Claim	9/30/2020	20.81
545974	KABIK LAKE AREA	Multi-cell Mining Claim	3/19/2021	41.56

Goldlund Patented Claims

Claim ID	Township	PIN	Parcel	Patent ID	Area (Ha)
KRL23113	ECHO	42063-0035	17175DKF	6534	13.97
KRL23112	ECHO	42063-0034	17186DKF	6535	2.51
KRL23114	ECHO	42063-0034	17186DKF	6536	8.01
KRL22735	ECHO	42063-0045	17186DKF	6537	4.09
KRL22736	ECHO	42063-0042	17169DKF	6538	16.06
KRL23122	ECHO	42063-0024	17183DKF	6539	16.24
KRL23121	ECHO	42063-0025	17182DKF	6540	16.24
KRL23118	ECHO	42063-0008	17179DKF	6541	16.24
KRL23117	ECHO	42063-0007	17178DKF	6542	16.24
KRL23108	ECHO	42063-0031	17172DKF	6543	16.24
KRL23106	ECHO	42063-0029	17170DKF	6544	13.26
KRL23107	ECHO	42063-0030	17171DKF	6545	16.15
KRL23110	ECHO	42063-0033	17173DKF	6546	7.17
KRL23120	ECHO	42063-0026	17181DKF	6547	16.15
KRL23115	ECHO	42063-0005	17176DKF	6548	16.13
KRL23116	ECHO	42063-0006	17177DKF	6549	16.16
KRL23119	ECHO	42063-0027	17180DKF	6550	16.11
KRL23111	ECHO	42063-0032	17174DKF	6551	16.15
KRL23123	ECHO	42063-0028	17184DKF	6552	5.06
KRL22737	ECHO	42065-0004	17292DKF	6553	15.74
KRL18722	ECHO	42063-0038	15045DKF	41749	16.19
KRL18723	ECHO	42063-0037	15046DKF	41750	16.19
KRL18724	ECHO	42063-0036	15047DKF	41751	16.14

Claim ID	Township	PIN	Parcel	Patent ID	Area (Ha)
KRL18809	ECHO	42063-0039	15060DKF	41752	16.14
KRL18812	ECHO	42063-0040	15063DKF	41753	16.14
KRL18720	ECHO	42063-0041	15043DKF	41754	16.24

Goldlund Mining Lease

Lease ID	Township	G-No.	PIN	Area (Ha)
LEA-107464	ECHO	42063-0043	2969DKL	48.56

Goldlund Licence of Occupation

ID	Township	Area (Ha)
MLO-12023	ECHO	74.843

EXHIBIT C

Investor Rights Agreement

(as attached)

FIRST MINING GOLD CORP.

- and -

TREASURY METALS INC.

INVESTOR RIGHTS AGREEMENT

DATED [•], 2020

TABLE OF CONTENTS

INVESTOR RIGHTS AGREEMENT

This Investor Rights Agreement dated **[•]**, 2020 is made

BETWEEN

FIRST MINING GOLD CORP. (the "Investor")

- and -

TREASURY METALS INC. (the "Company")

RECITALS

A. The Investor and the Company have entered into a share purchase agreement dated **[•]**, 2020 (the "**Share Purchase Agreement**") with respect to the purchase by the Company from the Investor (the "**Acquisition**") of all of the issued and outstanding shares of Tamaka Gold Corporation.

B. Pursuant to the Share Purchase Agreement, as part of the consideration for the Acquisition the Company will issue to the Investor (i) 130,000,000 common shares of the Company (the "**Consideration Shares**"), and (ii) warrants exercisable for an additional 35,000,000 common shares of the Company (the "**Consideration Warrants**").

C. The Investor and the Company wish to enter into this Agreement to provide for certain rights and restrictions related to the Consideration Shares and Consideration Warrants to be issued to the Investor pursuant to the Share Purchase Agreement.

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions. In this Agreement:

"**Acquisition**" has the meaning set out in the recitals hereto.

"**Affiliate**" means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by or is under direct or indirect common control with such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to "**control**" another Person if such Person owns, directly or indirectly, more than 50% of the issued share capital or the voting rights attaching to the issued share capital of such other Person or possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term "**controlled**" shall have a similar meaning.

"**Board**" means the board of directors of the Company.

"**Business Day**" means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Vancouver, British Columbia, Canada or the City of Toronto, Ontario, Canada.

"**Common Shares**" means the common shares in the capital of the Company issued and outstanding from time to time and includes any common shares that may be issued hereafter.

"**Company**" has the meaning set out in the preamble hereto.

"**Consideration Shares**" has the meaning set out in the recitals hereto.

"**Consideration Warrants**" has the meaning set out in the recitals hereto.

"**Distribution**" has the meaning set out in Section 5.1(a).

"**Executive Search Committee**" has the meaning set out in Section 3.1(a).

"**Governmental Authority**" means:

(a) any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(b) any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;

(c) any court, tribunal, commission, mediator, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and

(d) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange.

"**Ill Repute**" means, with respect to any Investor Nominee, that such individuals has: (i) breached his or her fiduciary duty, or has been negligent in discharging his or her duties, as a director; (ii) been convicted, pled guilty to, or in the reasonable judgement of the Board, is likely to be convicted of, any crime; (iii) been subject to a judgment, order, ruling or similar determination of a court, arbitrator, regulator or similar judicial or quasi-judicial entity in which there has been or, in the Board's reasonable judgement, is likely to be, a finding or other determination that the individual breached (A) applicable securities laws or (B) other laws involving fraud, theft, deceit, misrepresentation, conspiracy, breach of trust, breach of fiduciary duty or similar conduct; or (iv) committed an act or made a public statement of a nature such that having such individual serve on the Board or any committee (including the Technical Committee and the Executive Search Committee that in the Board's reasonable judgment would have a material adverse effect on the Company or its reputation.

"**Indemnified Party**" has the meaning set out in Section 3.2(k)(iii).

"**Initial Nominees**" has the meaning set out in Section 2.1(a).

"**Investor**" has the meaning set out in the preamble hereto.

"**Investor Nominee**" means any nominee of the Investor to the Board.

"**Investor Technical Committee Nominee**" has the meaning set out in Section 3.2(b).

"**Losses**" shall have the meaning set out in Section 3.2(k)(iii).

"**Meeting**" has the meaning set out in Section 2.1(b).

"**NI 43-101**" means National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*.

"**NI 52-110**" means National Instrument 52-110 – *Audit Committees*.

"**Nomination Notice**" has the meaning set out in Section 2.1(g).

"**Person**" is to be broadly interpreted and includes an individual, a corporation, a company, a partnership, a trust, an unincorporated organization or joint venture, a Governmental Authority and the executors, administrators or other legal representatives of an individual in such capacity.

"**Projects**" means the Goldlund Property and the Goliath Property, each as defined in the Share Purchase Agreement.

"**Share Purchase Agreement**" has the meaning set out in the recitals hereto.

"**Technical Committee**" has the meaning set out in Section 3.2(a).

"**Technical Committee Conditions**" has the meaning set out in Section 3.2(d).

"**TSX**" means the Toronto Stock Exchange.

1.2 Actions on Non-Business Days. If any action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

1.3 Calculation of Time. In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 5:00 p.m. (Toronto time) on the next succeeding Business Day.

1.4 Additional Rules of Interpretation. Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(1) *Gender and Number*. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(2) *Headings and Table of Contents*. The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

(3) *Section References*. Unless the context requires otherwise, references in this Agreement to Articles, Sections, Schedules or Exhibits are to Articles or Sections of this Agreement, and Schedules or Exhibits to this Agreement.

(4) *Words of Inclusion*. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation" and the words following "include", "includes" or "including" shall not be considered to set forth an exhaustive list.

(5) *References to this Agreement.* The words "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

(6) *Statute References.* Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time.

(7) *Document References.* All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as assigned, transferred, with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

(8) *Dates and Time.* All references to dates and time in or in connection with this Agreement shall be to Toronto dates and Toronto time, unless otherwise specified.

ARTICLE 2
BOARD OF DIRECTORS

2.1 Board Representation

(a) The Parties agree that upon the closing of the Acquisition, the Board shall be reconstituted to consist of seven (7) directors mutually agreed to by the Parties. The Investor shall be entitled to nominate three (3) of such directors (the "**Initial Nominees**") and two (2) of the three (3) nominees of the Investor shall be independent of the Company within the meaning of NI 52-110. The Company shall be entitled to appoint the Chair of the Board, subject to approval by the Investor, such approval not to be unreasonably withheld. The Initial Nominees shall be entitled to serve as directors on the Board until the later of (1) the Company's next meeting of shareholders at which directors of the Company are to be elected, and (2) the earlier of (i) the date of the Distribution, and (ii) the date that is 12 months following the date of this Agreement.

(b) Provided that the Investor beneficially owns, directly or indirectly, between 10% and 19.9% of the then issued and outstanding Common Shares, the Investor shall be entitled to designate two (2) nominees for election or appointment to the Board at any meeting of shareholders at which directors of the Company are to be elected (each, a "**Meeting**").

(c) Provided that the Investor beneficially owns, directly or indirectly, greater than or equal to 5% but less than 10% of the then issued and outstanding Common Shares, the Investor shall be entitled to designate one (1) nominee for election or appointment to the Board at each Meeting.

(d) Provided that the Investor beneficially owns, directly or indirectly, 10% or more of the issued and outstanding Common Shares, the Company shall not increase the size of the Board without the prior written consent of the Investor.

(e) Notwithstanding anything to the contrary in this Agreement, each Investor Nominee shall, as a condition of election or appointment as a director, satisfy the following conditions as reasonably determined by the Board (such conditions referred to as the "**Conditions**"):

(i) each Investor Nominee shall have such skills and experience reasonably consistent with other individuals who hold directorships on mining companies listed on the TSX or any other stock exchange on which the Common Shares are then listed;

(ii) each Investor Nominee must meet the qualification requirements to serve as a director under the *Business Corporations Act* (Ontario) (or any equivalent statute of a jurisdiction to which the Company has been continued or under which it is otherwise governed), applicable securities laws and the rules of the TSX or any other stock exchange on which the Common Shares are then listed;

(iii) where the Investor is entitled to nominate two Investor Nominees, at least one of such Investor Nominees must be independent within the meaning of NI 52-110; and

(iv) each Investor Nominee must not be of Ill Repute.

(f) Notwithstanding anything to the contrary in this Agreement, if at any time an Investor Nominee ceases to satisfy any of the Conditions, the Investor shall promptly cause such Investor Nominee to tender his or her resignation from the Board, which the Board may accept or reject, and the provisions of Section 2.1(h) shall apply.

(g) The Company shall advise the Investor of the date on which proxy solicitation materials are to be mailed for the purpose of any Meeting at least 20 Business Days prior to such mailing date. The Investor shall provide notice (the "**Nomination Notice**") to the Company of its Investor Nominee(s) at least 10 Business Days prior to such mailing date. The Nomination Notice must:

(i) specify the aggregate number of Common Shares beneficially owned, directly or indirectly, by the Investor;

(ii) provide all information regarding the Investor Nominee(s) that the Company is required to include in the management information circular to be sent to shareholders of the Company in respect of the applicable Meeting;

(iii) confirm that each Investor Nominee satisfies the Conditions; and

(iv) provide any other information, documents, or assistance reasonably requested by the Company in order to comply with applicable law in connection with the nomination of the Investor Nominees.

If the Investor does not advise the Company of the identity of its Investor Nominee(s) prior to any such deadline, then the Investor will be deemed to have nominated its incumbent Investor Nominee(s), provided that the Investor shall be required to deliver to the Company notice of the aggregate number of Common Shares beneficially owned, directly or indirectly, by the Investor.

(h) In the event that any Investor Nominee shall cease to serve as a director of the Company, whether due to such Investor Nominee's death, disability, resignation or removal, the Company shall cause the Board to promptly appoint a replacement Investor Nominee

designated by the Investor to fill the vacancy created by such death, disability, resignation or removal, provided that the Investor remains eligible to designate an Investor Nominee.

(i) Each Investor Nominee shall be compensated for his or her service and reimbursed for expenses related to such service consistent with the Company's policies for director compensation and reimbursement.

(j) The Company covenants and agrees that any advance notice by-law or policy or similar instrument adopted by the Company or Board shall not restrict, limit, prohibit or conflict with the exercise by the Investor of its board representation rights pursuant to this Agreement.

2.2 Management to Endorse and Vote

(a) The Company shall use commercially reasonable efforts to ensure that the Investor Nominee(s) are elected or appointed to the Board, including soliciting proxies in support of their election and taking the same actions taken by the Company to ensure the election or appointment of the other nominees selected by the Company for election to the Board.

(b) The Company agrees that management of the Company shall, in respect of every Meeting, and at every reconvened meeting following an adjournment thereof or postponement thereof, endorse and recommend the Investor Nominee(s) identified in the proxy materials for election to the Board, and shall vote the Common Shares and any other securities of the Company entitled to vote in the election of directors in respect of which management is granted a discretionary proxy in favour of the election of such Investor Nominee(s) to the Board at every such meeting and the Company shall use commercially reasonable efforts to cause management to vote their Common Shares and any other shares of the Company entitled to vote in the election of directors in favour of the election of such Investor Nominee(s) to the Board at every such meeting.

2.3 Directors' Liability Insurance. Each Investor Nominee shall be entitled to the benefit of all directors' liability insurance and indemnities to which other directors of the Company are entitled.

ARTICLE 3
COMMITTEES

3.1 Executive Search Committee

(a) The Parties agree that forthwith upon execution of this Agreement, the Board shall constitute an executive search committee of the Board (the "**Executive Search Committee**") comprised of the Chair of the Board or the Chair of the Corporate Governance Committee, one Investor Nominee and one independent director. The independent director shall be mutually agreed to by the Parties acting reasonably and in good faith; provided, however, that in the event that the Parties cannot reach agreement with respect to such independent director within 10 days of the date hereof, such independent director will be selected by an independent committee of the Board. The Investor may change the Investor Nominee appointed to the Executive Search Committee by written notice to the Company (provided that such new Investor Nominee is not of Ill Repute). The Board shall approve a formal mandate for the Executive Search Committee that shall be prepared and mutually agreed upon by the Company and the Investor, each acting reasonably.

(b) The Executive Search Committee will be responsible for initiating a search for one or more senior executive officers with sufficient experience to undertake the next stage of the Company's mine engineering and development efforts. The Executive Search Committee will initiate the executive search as soon as reasonably practical upon closing of the Acquisition with the objective of appointing the new executives by December 31, 2020. The Executive Search Committee will make recommendations to the Board regarding changes to the senior officers of the Company from time to time as it considers appropriate; it being expressly acknowledged and agreed that the decision to adopt any recommendations made by the Executive Search Committee will rest with the Board, in its sole discretion.

(c) Meetings of the Executive Search Committee will be held as required to review the progress of the executive search. Fees payable to members of the Executive Search Committee, if any, will be as determined by the Board.

3.2 Technical Committee

(a) The Parties agree that forthwith upon execution of this Agreement, the Company shall constitute a technical committee (the "**Technical Committee**") comprised of four (4) members. The Company shall not increase the size of the Technical Committee without the prior written consent of the Investor, such consent not to be unreasonably withheld, conditioned or delayed.

(b) Subject to Section 3.2(d), provided that the Investor owns, directly or indirectly, more than 19.9% of the issued and outstanding Common Shares, the Investor shall be entitled to appoint two (2) members of the Technical Committee (each, an "**Investor Technical Committee Nominee**").

(c) Subject to Section 3.2(d), provided that the Investor owns, directly or indirectly, between 10% and 19.9% of the issued and outstanding Common Shares, the Investor shall be entitled to appoint one (1) Investor Technical Committee Nominee and shall have the right to receive periodic updates from the Technical Committee and information with respect to the Projects, as the Investor may reasonably request from time to time (subject at all times to compliance with applicable securities laws).

(d) The Investor Technical Committee Nominees must, as a condition of appointment to the Technical Committee: (i) have significant experience in the mineral resources industry, including technical, geological, environmental, community relations and/or engineering expertise with respect to mining activities involving projects similar to the Projects; and (ii) not be of Ill Repute (collectively, the "**Technical Committee Conditions**"). At the time of its designation of the Investor Technical Committee Nominees, the Investor shall confirm that the designee satisfies the Technical Committee Conditions.

(e) Following the appointment of an Investor Technical Committee Nominee in accordance with this Section 3.2(e), such Investor Technical Committee Nominee shall be entitled to remain a member of the Technical Committee until (i) he/she resigns, (ii) the Investor provides written notice to the Company that it wishes to replace such Investor Technical Committee Nominee, (iii) the Company provides written notice to the Investor requesting the removal of such Investor Technical Committee Nominee for failure to perform their

obligations in accordance with this Section 3.2(e), or (iii) the Investor Technical Committee Nominee ceases to meet the Technical Committee Conditions.

(f) Each Investor Technical Committee Nominee shall be required to enter into a confidentiality agreement with the Company, in form and substance satisfactory to counsel to Company, acting reasonably.

(g) The Technical Committee will be responsible for overseeing the development of the Projects and for scoping and approving the work programs for the Projects. Meetings of the Technical Committee will be held at least quarterly and as required to oversee the development of the Projects and to consider and approve the work programs. Fees payable to Investor Technical Committee Nominees shall be in accordance with a services agreement to be agreed by the Company and the Investor, each acting reasonably, concurrently with the entering into of this Agreement.

(h) The budgets for the work programs approved by the Technical Committee shall be approved by the Board. Should the Board not approve the budgets for the work programs approved by the Technical Committee, the Board, acting reasonably, will provide a budget to the Technical Committee and ask the Technical Committee to scope and approve work plans to fit within the budget approved by the Board.

(i) Decisions of the Technical Committee shall be approved by a majority vote and no member of the Technical Committee shall have a casting vote. In the event of a tie, the members of the Technical Committee will use commercially reasonable efforts to secure majority approval within 15 days. In the event such majority approval is not achieved within such 15 days, the matter shall be submitted to the Chief Executive Officers of the Company and the Investor to use their commercially reasonable efforts to agree to a work program. In the event the Chief Executive Officers of the Company and the Investor do not agree to a work program within a further 15 days, the matter will be submitted to an independent committee of the Board for final resolution (which committee will report to the Board with respect to any final recommendations). In determining the final resolution, such independent committee of the Board shall act reasonably and in the best interests of the Company.

(j) Notwithstanding anything herein to the contrary, the Company may exclude an Investor Technical Committee Nominee from access to any Board or committee, or Technical Committee, as the case may be, materials, meeting or portion thereof if the Board concludes, acting in good faith, that: (i) such exclusion is reasonably necessary to preserve any legal privilege between the Company or any of its subsidiaries and their respective counsel (provided that any such exclusion shall only apply to such portion of material or meeting which would be required to preserve such privilege); (ii) such materials or meeting relates to the relationship, contractual or otherwise, between the Company or any of its subsidiaries and the Investor or any of its subsidiaries, or any actual or potential transactions between or involving such parties; (iii) such exclusion is reasonably necessary to comply with any agreement to which the Company or any of its subsidiaries is a party or otherwise bound; or (iv) such exclusion is necessary to avoid a conflict of interest.

(k) In connection with the involvement of the Investor's representatives on the Technical Committee, it is expressly acknowledged and agreed as follows:

(i) the Investor shall use its commercially reasonable efforts to require that the Investor Technical Committee Nominees (A) discharge their obligations in good faith and to the best of their abilities and (B) devote such reasonable time and effort as may be required to fulfil such obligations in the ordinary course;

(ii) in no event shall the Investor, any of its Affiliates, or any of their respective directors, officers, employees, consultants, representatives or agents be liable for any damages related to, in connection with its nominees serving on the Technical Committee, except in the case of gross negligence, fraud or wilful misconduct; and

(iii) the Company agrees to indemnify and hold harmless the Investor and each of its Affiliates, and their respective directors, officers, employees, consultants, representatives and agents (each, an "**Indemnified Party**"), to the full extent lawful, from and against any and all expenses, losses, claims (including shareholder actions, derivative or otherwise), actions, suits, proceedings, damages and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity or to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise (collectively, "**Losses**") insofar as such Losses relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the involvement of the Investor Technical Committee Nominees with the Technical Committee, except in the case of gross negligence, fraud or wilful misconduct.

ARTICLE 4
STANDSTILL

4.1 Standstill. Other than as set out in this Agreement, for the period commencing on the closing of the Acquisition and ending on the earlier of (i) the date that the Investor holds less than 15% of the issued and outstanding Common Shares, and (ii) the date this Section 4.1 is terminated pursuant to Section 4.2 below, the Investor shall not, alone or in concert with others, without the prior written consent of the Company:

(a) acquire, agree to acquire or make any proposal to acquire, directly or indirectly, by purchase or otherwise, additional Common Shares or securities convertible into or exchangeable for Common Shares, or direct or indirect rights or options to acquire additional Common Shares, provided that the consent of the Company shall not be unreasonably withheld;

(b) make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote or seek to advise or influence any other person with respect to the voting of any Common Shares;

(c) otherwise act to seek to control the management, Board or policies of the Company;

(d) effect, seek, offer or propose any take-over bid, amalgamation, merger, arrangement, business combination, re-organization, restructuring, liquidation, disposition of a material

portion of the assets or other extraordinary transaction by or with respect to the Company or any of its subsidiaries;

(e) have any discussions or enter into any arrangements, understandings or agreements, whether written or oral, with, or advise, finance, aid, assist, encourage or act in concert with, any other Persons in connection with any of the foregoing; or

(f) make any public announcement with respect to the foregoing, except as may be required by applicable law, regulatory authorities or stock exchanges, or take any action that might require the Company to announce the possibility of any of the foregoing.

4.2 Termination of Standstill

(a) Section 4.1 shall cease to be of any force or effect as and from the earlier of:

(i) the date that any Person, other than the Investor or one of its Affiliates, makes a take-over bid or acquires, offers to acquire or announces an intention to acquire or offer to acquire, directly or indirectly, Common Shares which exceed 20% of the then issued and outstanding Common Shares;

(ii) the date that any Person, other than the Investor or one of its Affiliates, acquires, directly or indirectly, by business combination, plan of arrangement, purchase or otherwise, beneficial ownership of more than 20% of the then issued and outstanding Common Shares;

(iii) the date that the Company announces that it has entered into a definitive agreement with respect to any transaction described in Section 4.2(a)(i) or 4.2(a)(ii) above or

(iv) the date the Company files for court protection from its creditors.

(b) The Company hereby agrees to provide written notice to the Investor forthwith upon the occurrence of any event or action referred to in Section 4.2(a).

ARTICLE 5
DISTRIBUTION AND RESALE

5.1 Distribution

(a) The Investor hereby agrees to use commercially reasonable efforts to distribute a portion of the Consideration Shares and all of the Consideration Warrants to the Investor's shareholders on a pro-rata basis no earlier than six (6) months and no later that one (1) year following the closing of the Acquisition (the "**Distribution**").

(b) Notwithstanding Section 5.1(a) above, the Investor may retain ownership of that number of Consideration Shares equal to no greater than 19.9% of the then issued and outstanding Common Shares.

(c) The Company agrees to use commercially reasonable efforts to list the Consideration Warrants for trading on the TSX and the OTCQX following the Distribution. The Company

agrees that, to the extent permitted by applicable laws including any applicable stock exchange rules, the documentation governing the Consideration Warrants will permit cashless exercise of the Consideration Warrants.

5.2 Resale

(a) Subject to Sections 5.2(b) to 5.2(d) below, and other than pursuant to the Distribution, the Investor agrees not dispose of greater than 20% of the Common Shares it owns within any 30 day period, without the consent of the Company.

(b) Section 5.2(a) shall not apply in the event that (i) a third party makes a proposal to acquire, directly or indirectly, by purchase or otherwise, 50% or more of the then issued and outstanding Common Shares and such proposal is supported by the Board, or (ii) the Investor owns less than 10% of the then issued and outstanding Common Shares.

(c) Section 5.2(a) shall not prevent the Investor from completing any sale of Common Shares by way of one or more pre-arranged block trades, provided that the selling price of the block trade is not less than 90% of the five-day trailing VWAP of the Common Shares on the TSX on the day of the sale.

(d) Notwithstanding any other provision of this Agreement, the Investor may transfer any securities of the Company to or between any of its Affiliates at any time in its sole discretion without any consent from the Company.

ARTICLE 6
TERMINATION

6.1 Termination. This Agreement shall terminate and all rights and obligations hereunder shall cease immediately at such time as the Investor ceases to hold at least 5% of the issued and outstanding Common Shares; provided that the Investor's obligation to complete the Distribution in accordance with Section 5.1(a) shall survive any termination of this Agreement.

ARTICLE 7
MISCELLANEOUS

7.1 Expenses. Each Party shall be responsible for all costs and expenses (including any taxes imposed on such expenses) incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement.

7.2 Public Announcements. No Party (nor any of its Affiliates) shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the matters contemplated hereby without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) or (b) make any filing with any Governmental Authority with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party's (and their Affiliate's) overriding obligation to make any disclosure or filing required under applicable laws or stock exchange rules, and the Person making such disclosure shall use all commercially reasonable efforts to give prior written notice to the non-disclosing Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

7.3 Notices*Mode of Giving Notice*. Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent by e-mail or other similar means of electronic communication (provided it expressly and prominently states that it is a notice for the purposes of this Section 7.3), in each case to the applicable address set out below:

(a) if to the Investor, to:

First Mining Gold Corp.
Suite 2070 - 1188 West Georgia Street
Vancouver, British Columbia, V6E 4A2

Attention: Samir Patel, General Counsel & Corporate Secretary
Email: [CONFIDENTIAL INFORMATION – REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 2600 – 595 Burrard Street
Vancouver, BC V7X 1L3

Attention: Bob Wooder
Email: bob.wooder@blakes.com

(b) if to the Company, to:

Treasury Metals Inc.
130 King Street West, Suite 3680, Box 99
Toronto, Ontario, M5X 1B1

Attention: [•]
Email: [•]

with a copy (which shall not constitute notice) to:

Dentons Canada LLP
77 King Street West, Suite 400
Toronto, ON M5K 0A1

Attention: Eric Foster
Email: eric.foster@dentons.com

(2) *Deemed Delivery of Notice*. Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of e-mailing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day and the communication is so delivered, e-mailed or sent before 5:00 p.m. (Toronto time) on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth Business Day following the

mailing thereof; provided, however, that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

(3) *Change of Address*. Any Party may, from time to time, change its address under this Section 7.3 by notice to the other Party given in the manner provided by this Section 7.3.

7.4 Time of Essence. Time shall be of the essence of this Agreement in all respects.

7.5 Further Assurances. Each Party shall from time to time promptly execute and deliver or cause to be executed and delivered all such further documents and instruments and shall do or cause to be done all such further acts and things in connection with this Agreement that the other Parties may reasonably require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.

7.6 Entire Agreement. This Agreement, along with the Share Purchase Agreement and any other agreements referenced therein, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, representations, warranties, obligations or other agreements between the Parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as explicitly set out in this Agreement or the Share Purchase Agreement or any other agreements referenced therein.

7.7 Amendment. No amendment of this Agreement shall be effective unless made in writing and signed by the Parties.

7.8 Waiver. A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless in writing and signed by the Party to be bound by the waiver and then only in the specific instance and for the specific purpose for which it has been given. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party. The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

7.9 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

7.10 Attornment. Each Party agrees (a) that any legal proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in Ontario, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such Ontario court; (b) that it irrevocably waives any right to, and shall not, oppose any such legal proceeding in Ontario on any jurisdictional basis, including forum non conveniens; and (c) not to oppose the enforcement against it in any other jurisdiction of any Order duly obtained from an Ontario court as contemplated by this Section 7.10.

7.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Ontario and this Agreement shall be treated, in all respects, as an Ontario contract.

7.12 Successors and Assigns; Assignment. This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns. The Company may not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the Investor. The Investor may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement to an Affiliate without the prior written consent of the Company.

7.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Parties by e-mail in pdf format or by other electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Parties.

[*Remainder of Page Intentionally Left Blank. Signature Page Follows.*]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

FIRST MINING GOLD CORP.

By: __________________________________
Name:
Title:

TREASURY METALS INC.

By: __________________________________
Name:
Title: